As filed with the Securities and Exchange Commission on March   , 2000
                                                 Registration No. 333-31836
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM F-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933


                             COMMTOUCH SOFTWARE LTD.
             (Exact name of Registrant as specified in its charter)

             Israel                                  7389                         Not Applicable
(State or other jurisdiction of          (Primary Standard Industrial           (I.R.S. Employer
 incorporation or organization)           Classification Code Number)          Identification No.)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                           c/o Commtouch Software Inc.
                    James E. Collins, Chief Financial Officer
                         3945 Freedom Circle, Suite 400
                          Santa Clara, California 95054
                                 (408) 653-4330
 (Name, address, including zip code, and telephone number, including area code, of agent for service of process)

                                             Copies to:
    Lior O. Nuchi           Aaron M. Lampert            David B. Miller           Barry P. Levenfeld
  Venrice R. Palmer        Noga Devesceri Spira     P. Graham van der Leeuw     Sheryl Silver Ochayon
Irene  Song Sharkansky    Naschitz, Brandes & Co.    Michael K. Coddington        Yigal Arnon & Co.
  McCutchen,  Doyle,         5 Tuval Street           Faegre & Benson LLP           22 Rivlin St.
 Brown & Enersen, LLP     Tel Aviv 67987 Israel     90 South Seventh Street        P.O. Box 33777
 3150  Porter  Drive                                 Minneapolis, MN 55402     Jerusalem, 91000 Israel
 Palo Alto, CA 94304

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   Subject to completion, dated March 8, 2000


3,000,000 Shares

COMMTOUCH SOFTWARE LTD.

Ordinary Shares                                    Commtouch (R)

$  .   per share
--------------------------------------------------------------------------------

o Commtouch Software Ltd. is offering o Our ordinary shares are currently 1,669,000 shares and selling traded on the Nasdaq National Market shareholders are offering 1,331,000 under the symbol "CTCH." On March 7,
  shares.                                  2000,  the last reported  sales price
                                           of an  ordinary  share on the  Nasdaq
                                           National Market was $62.00 per share.


                        -------------------------------



This investment involves risk. See "Risk Factors" beginning on page 4.



================================================================================

                                                            Per Share     Total
                                                           -----------   -------
Public offering price .................................     $            $
Underwriting discounts ................................     $            $
Proceeds to Commtouch .................................     $            $
Proceeds to selling shareholders ......................     $            $

================================================================================

The underwriters have a 30-day option to purchase up to 450,000 additional ordinary shares from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have applied to the Israel Securities Authority for an exemption from the obligation to publish an Israeli prospectus relating to this offering. If received, this exemption shall not be construed as a determination that this prospectus is truthful or complete or as an expression of opinion as to the securities offered.

U.S. Bancorp Piper Jaffray

             Thomas Weisel Partners LLC

                           Warburg Dillon Read LLC

                                        William Blair & Company


                 The date of this prospectus is March __, 2000.

                               TABLE OF CONTENTS




                                                                                        Page
                                                                                       ------
Summary .............................................................................    1
Risk Factors ........................................................................    4
Use of Proceeds .....................................................................   15
Market Price and Price Range for Ordinary Shares ....................................   15
Dividend Policy .....................................................................   16
Capitalization ......................................................................   17
Dilution ............................................................................   18
Selected Consolidated Financial Information .........................................   19
Management's Discussion and Analysis of Financial Condition and Results of Operations   20
Business ............................................................................   27
Management ..........................................................................   42
Certain Transactions ................................................................   53
Principal and Selling Shareholders ..................................................   57
Description of Share Capital ........................................................   59
Shares Eligible for Future Sale .....................................................   63
U.S. Tax Considerations Regarding Ordinary Shares Acquired by U.S. Taxpayers ........   65
Israeli Taxation and Investment Programs ............................................   68
Conditions In Israel ................................................................   73
Underwriting ........................................................................   75
Legal Matters .......................................................................   77
Experts .............................................................................   77
ISA Exemption .......................................................................   77
Where You Can Find More Information .................................................   78
Enforceability of Civil Liabilities .................................................   78
Index to Consolidated Financial Statements ..........................................  F-1


                        -------------------------------


You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

--------------------------------------------------------------------------------

                                    SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, the financial statements and the other information incorporated by reference into this prospectus.


Unless otherwise indicated, all references in this prospectus to "Commtouch," "the Company," "we," "us" or "our" are to Commtouch Software Limited or its wholly-owned subsidiaries, Commtouch Software, Inc. and Commtouch (UK) Ltd. Except as set forth in the Consolidated Financial Statements and the Notes thereto, or as otherwise indicated, all information in this prospectus assumes the issuance of 901,471 ordinary shares upon the assumed net exercise at an assumed share price of $62.00 per share of an in-the-money warrant to purchase 1,136,000 ordinary shares issued to Go2Net, Inc. at an exercise price of $12.80 per share.



Commtouch

We are a leading global provider of outsourced integrated Web-based email and messaging solutions to businesses. Our solutions are flexible, highly customizable and enable us to satisfy the unique email and messaging needs of our customers worldwide. Our customers are large and small businesses who offer our Web-based email through their websites to their end users and employees.


Email is one of the most widely used applications on the Internet and has become a primary platform for business and personal communication. According to Forrester Research, over 80% of Internet users access their email while online, making this activity the most popular use of the Internet. International Data Corporation estimates that at the end of 1999 there were over 180 million emailboxes in the United States and over 130 million outside of the United States. IDC projects that by the end of 2003, these numbers will increase to over 280 million emailboxes in the United States and over 305 million emailboxes outside the United States.


As of December 31, 1999, we had over 250 global customers. Through our customers' sites we serve approximately 8.4 million active emailboxes. We also serve over 1.0 million active emailboxes to small businesses and websites through our ZapZone Network. Our comprehensive Web-based email and messaging solutions offer the following benefits:


o Extensive email features. Our services are easy to use, and include a broad set of email capabilities, including a highly integrated contact book and calendar.

o Ability to support hundreds of millions of emailboxes. Our system architecture and software platform have been designed to support hundreds of millions of emailboxes across millions of domains while maintaining a highly reliable service.


o Customization. Our customers use our proprietary customization tool to make the look and feel of their Web-based email interface consistent with their own brand image.

o Rapidly deployable and cost-effective solutions. Our solutions can be quickly implemented and can save our customers the significant costs of developing and maintaining an email service in-house.

o Extensive Language Capabilities. Our email services are available in 18 languages. Additionally, we can support more than one language on any of our customers' websites.

o Increased website usage. We believe that our services increase the frequency and duration of users' visits to our customers' websites.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

o Online marketing capabilities. Our customers and third parties selling goods and services online can leverage our services and the demographic information of our end users to conduct one-to-one direct marketing and targeted advertising campaigns.


Office Location

Our principal executive offices are located at 6 Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel, where our telephone number is 011-972-9-863-6888, and 3945 Freedom Circle, Santa Clara, California 95054, where our telephone number is (408) 653-4330. Our website addresses are www.commtouch.com and www.zzn.com. The information contained on our websites is not a part of this prospectus.

The Offering
Ordinary shares offered:

    By Commtouch Software Ltd.  .................. 1,669,000 shares
    By selling shareholders  ..................... 1,331,000 shares
                                                   ---------
         Total   ................................. 3,000,000 shares

Ordinary shares outstanding after the offering     18,131,449 shares

Offering price   ................................. $      per share

Use of proceeds  ................................. Expansion of sales and marketing activities; capital expenditures; expansion
                                                   of research and development activities;
                                                   expansion of international operations;
                                                   working capital and other general
                                                   corporate purposes. See "Use of
                                                   Proceeds." We will not receive any of the
                                                   proceeds from the sale of the shares by the
                                                   selling shareholders in this offering.

NASDAQ National Market Symbol   .................. CTCH


------------



Except as set forth in the Consolidated Financial Statements and the Notes thereto included as part of this prospectus and as otherwise specified, all information in this prospectus (except for the information set forth above regarding the ordinary shares offered and the ordinary shares to be outstanding after the offering, which includes shares issued from January 1, 2000 through the date of this prospectus and shares being offered by the Company in this prospectus) is based on the number of shares outstanding as of February 29, 2000,and:

    o assumes the issuance of 901,471 ordinary shares upon the assumed net exercise at an assumed share price of $62.00 per share of the in-the-money warrant to purchase 1,136,000 ordinary shares issued to Go2Net, at an exercise price of $12.80 per share;
    o  with respect to financial information, is reported in U.S. dollars;

and does not include:

    o 1,373,792 ordinary shares issuable to employees and consultants upon exercise of outstanding options under our stock option plans and stock option agreements as of February 29, 2000 at a weighted average exercise price of $21.15 per share;

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


    o 2,541,939 ordinary shares available for future grant or issuance under our stock option plans as of February 29, 2000; and
    o 381,180 ordinary shares issuable upon exercise of options granted to officers and directors as of February 29, 2000 at a weighted average exercise price of $20.41 per share.



Summary Consolidated Financial Data
(in thousands, except per share data)

The  following  tables  set  forth  our summary consolidated financial data. You should  read  the following information together with our Consolidated Financial
Statements  and  the Notes thereto beginning on page F-1 of this prospectus, the
information   under   "Selected   Consolidated   Financial   Information"   and
"Management's  Discussion  and  Analysis  of  Financial Condition and Results of
Operations."
                                                                 Year Ended December 31,
                                                         -------------------------------------
                                                           1997          1998          1999
                                                         --------      --------      ---------
                                                          (in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
 Email services  ....................................    $     --      $    389      $   4,251
 Software licenses, maintenance and services   ......         899            --             --
                                                         --------      --------      ---------
   Total revenues   .................................         899           389          4,251
Operating loss   ....................................      (3,405)       (4,025)       (21,083)
Net loss   ..........................................      (3,473)       (4,351)       (19,851)
Basic and diluted net loss per share  ...............       (2.40)        (3.00)         (2.54)
Weighted average number of shares -- basic
 and diluted  .......................................       1,450         1,450          7,787

The following data is presented:

    o  on an actual basis; and

    o on a pro forma as adjusted basis to give effect to (1) the sale of 1,669,000 ordinary shares in this offering, at an assumed offering price of $62.00 per share and (2) the issuance of 901,471 ordinary shares upon the assumed net exercise at an assumed share price of $62.00 per share, of an in-the-money warrant held by Go2Net, Inc. to purchase 1,136,000 ordinary shares an exercise price of $12.80 per share.

                                                            December 31, 1999
                                                         -----------------------
                                                                      Pro Forma
                                                         Actual      As Adjusted
                                                         ------      -----------
                                                             (in thousands)
Consolidated Balance Sheet Data:
  Cash and cash equivalents ............................ $ 65,996      $162,912
  Marketable securities ................................   18,050        18,050
  Working capital ......................................   88,053       184,969
  Total assets .........................................  100,336       197,252
  Long-term liabilities ................................      497           497
  Shareholders' equity .................................   95,312       192,228



--------------------------------------------------------------------------------

                                 RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our ordinary shares. You should also consider the other information in this prospectus. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our ordinary shares to decline, and you could lose part or all of your investment.

This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives,
beliefs,   expectations   and  intentions.  In  some  cases,  you  can  identify
forward-looking statements by our use of words such as "expects," "anticipates," "believes," "intends," "plans," "seeks" and "estimates" and similar expressions. You will find forward-looking statements under the captions "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus. Our actual results, levels of activity, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus.


Risks Relating to the Company


Because we have a limited operating history as a Web-based email service provider, it is difficult to evaluate our business and prospects.

We commenced operations in 1991, but we began commercially selling Web-based email services only in 1998 after changing our strategic focus from the sale and service of stand-alone email client software products for mainframe and personal computers. This change required us to adjust our business processes and to restructure Commtouch to become a Web-based email service provider. Therefore, we have only a limited operating history as a provider of Web-based email services upon which you can evaluate our business and prospects.


We have a history of losses and may never achieve profitability.

We incurred net losses of approximately $3.5 million in 1997, $4.4 million in 1998 and $19.9 million in 1999. As of December 31, 1999, we had an accumulated deficit of approximately $31.5 million. We have not achieved profitability in any period, and we expect to continue to incur net losses for the foreseeable future.

We have invested heavily in technology and infrastructure development. We expect to continue to spend substantial financial and other resources on developing and introducing new service offerings and expanding our sales and marketing organizations, strategic relationships and operating infrastructure. We expect that our expenses will continue to increase in absolute dollars. If our revenues do not correspondingly increase, our operating results and financial condition will be negatively affected. We may never attain sufficient revenues to achieve profitability. If we do achieve profitability, we may not sustain or increase profitability in the future. This may, in turn, cause our stock price to decline.


Our   future  email  services  revenues  are  unpredictable  and  our  quarterly operating results may fluctuate and fluctuations could adversely affect the value of your investment.

Because we have a limited operating history in the provision of Web-based email services and because of the emerging nature of the markets in which we compete, our revenue is unpredictable. Our current and future expense levels are to a large extent fixed. We may be unable to adjust spending quickly to compensate for any revenue shortfall, and any significant revenue shortfall would have an immediate negative effect on our results of operations and stock price.

A number of factors, many of which are enumerated in this "Risk Factors" section, are likely to cause fluctuations in our operating results. Other factors which may cause such fluctuations include:

    o  the size, timing and fulfillment of orders for our email services;

    o  the receipt or payment of irregular or nonrecurring revenues or expenses;

    o our mix of service offerings, including our ability to successfully implement new services;

    o  pricing of our services; and

    o  effectiveness of our customer support.

Because of these factors, period-to-period comparisons of our operating results are not a good indication of our future performance. It is likely that our operating results in some quarters will be below market expectations.

We have recently changed our fee structure and cannot predict the effect this change will have on our future revenues.

In recent months we have moved from a pricing strategy based primarily on a share of advertising revenues with a minimum annual service fee to one based primarily on charging a per-emailbox fee with a minimum annual commitment fee. While we believe that this new fee structure will result in a higher and more predictable revenue stream compared with one based on a share of advertising revenues, we cannot predict whether this new pricing strategy will in fact be successful in generating higher and more predictable revenues. We may need to change our pricing strategy again from time to time.


If the market for our Web-based email services does not grow rapidly, we will fail to generate revenues.

Our success will depend on the widespread acceptance and use of Web-based email by our customers as a means to increase the value of their services or as a means of communication. The market for Web-based email services is new and rapidly evolving. We cannot estimate the size or growth rate of the potential market for our service offerings. If the market for Web-based email fails to grow or grows more slowly than we currently anticipate, our business will suffer dramatically. Even if that market grows, our service may not achieve broad market acceptance. Since we have only recently introduced our services, we do not have sufficient experience to evaluate whether they will achieve broad market acceptance. Also, because all of our revenue is derived directly or indirectly from our Web-based email solutions, if that market does not grow, our business will likely fail.


If we do not expand our sales and marketing organization we will not be able to increase our revenues.

Our ability to increase our revenues will depend on our ability to successfully expand our sales and marketing organization. The complexity of our Internet messaging services and the emerging nature of the Web-based email market require highly trained sales and marketing personnel to educate prospective customers regarding the use and benefits of our services. The majority of our sales and marketing personnel have only recently joined Commtouch and have limited experience working together. It will take time for these employees to learn how to market our solutions and to be integrated into our sales and marketing organization. Some of them may not succeed in making this transition. Additionally, we are planning to introduce additional services that we have no experience marketing and will rely on these services to produce a substantial portion of our revenues in the future. As a result of these factors, our sales and marketing organization may not be able to compete successfully against the bigger and more experienced sales and marketing organizations of our competitors.


Even if our email services are successful with our customers, we may not derive revenue from the users of the emailboxes, which would prevent our business from growing.


Even if our services are a success with our customers, we will not succeed if we do not derive revenue from the email users that our customers give us access to. We plan to derive revenue from these email users primarily by charging our customers per-emailbox fees for our email services, as well as by selling access to email users for direct marketing services and from the sale of advertisements that the email users will see. If one or more of these revenue sources is not successful, we will not succeed. To date, we have generated only limited revenue from these potential revenue sources and they may not be successful. Our existing and potential customers may not be willing to pay for our email services. Advertisers and direct marketers may not accept email as a means of placing advertisements and conducting direct marketing and email users may not want to receive direct marketing materials.

Our ability to generate revenues from the emailbox base that our customers bring to us also depends on the emailboxes being used on a regular basis. On an ongoing basis, many of our end users will not regularly use their emailboxes, and a significant number will cease using our services each month. Accordingly, there may be no relationship between the number of active emailboxes and our revenues.


We have a strategic relationship with Go2Net pursuant to which we issued a warrant to Go2Net that diluted our shareholders, but we may not realize substantial revenues or other business benefits from this or any similar transaction.


We entered into a strategic relationship with Go2Net simultaneously with the closing of our initial public offering. Our Customized Web-Based Email Service Agreement with Go2Net provides that we share revenues from advertising and premium services offered to Go2Net's end users through our email service. The terms of this agreement are substantially the same as our commercial agreements with other customers except that we have agreed that Go2Net will receive a materially greater portion of advertising revenues than other customers receive under other similar agreements. As part of this transaction, we issued to Go2Net a warrant to purchase up to 1,136,000 ordinary shares at an exercise price of $12.80 per share. This warrant is exercisable at any time until it expires on July 16, 2004. We agreed to register these shares, the warrant and the shares issuable upon exercise of the warrant with the Securities and Exchange Commission and the registration statement relating to those securities became effective on January 7, 2000. Exercise of the warrant will cause existing investors significant dilution. However, we may not realize any revenues or any other business benefits from this strategic relationship with Go2Net because we and Go2Net may not be able to sell significant amounts of advertising and premium Web-based email services to Go2Net's end users. In the future, we may have to issue in-the-money warrants to acquire our ordinary shares to customers who provide us with a large base of potential end users. We may also have to provide these customers with more favorable commercial terms than we have previously provided to our customers. The issuance of in-the-money warrants and the grant of more favorable terms to customers may further dilute our shareholders, increase our operating loss in the future and cause our stock price to fall.



We entered into an email services agreement with Microsoft Corporation in connection with which we issued a warrant to Microsoft that diluted our shareholders, but we may not realize substantial revenues or other business benefits from this transaction.

We entered into an Email Services Agreement dated October 26, 1999 with Microsoft Corporation. Under this agreement, Commtouch will, at Microsoft's option, customize, host and maintain email services for Microsoft websites in the U.S. and internationally. Microsoft will pay one-time fees for the set-up and customization of the email service for each website with respect to which
Microsoft chooses to use our services, as well as quarterly service fees for the email service based on the number of mailboxes hosted. The term of the agreement shall continue for 12 months after the first commercial distribution date of the email service and Microsoft may extend the initial term on a quarterly or annual basis upon 60 days prior written notice. The agreement may be terminated by Microsoft for convenience upon 90 days' prior written notice, or by either party upon a material breach by the other party upon the terms specified in the agreement. In connection with the agreement, Commtouch issued to Microsoft a warrant, exercisable until December 29, 1999, to purchase 707,965 of Commtouch's ordinary shares at an exercise price of $28.25 per share for an aggregate exercise price of approximately $20.0 million. On December 29, 1999, Microsoft exercised the warrant and now holds 707,965 ordinary shares. We agreed to register these shares with the Commission. The registration became effective on January 7, 2000. However, we may not realize any revenues or any other business benefits from this transaction because Microsoft is not obligated to use our services with respect to any website and has not agreed to provide us with any other business benefits.

We depend on our customer relationships, which are based on relatively short term, nonexclusive agreements, and the loss of one or more customers could harm our business.

Our ability to increase revenues depends upon successful marketing of our services through new and existing customers. Our agreements with our customers generally can be terminated for any or for no reason after the first year. The agreements with our customers are non-exclusive and do not restrict them from introducing competing services. Also, some of our relationships allow termination earlier than one year. Loss of one or a few key customers could damage our reputation and hurt our ability to develop new relationships. If we fail to develop new relationships or if our customers terminate or do not renew their contracts with us, our business will suffer, as we will lose potential revenue from the lost customers and from their underlying base of email users. One customer, Excite, accounted for 54% of our revenues in 1998. Revenues from MyPoints, a permission based email service company, represented 11% of our revenues in 1999. Customers may provide us with a large number of users but pay a relatively small minimum annual service fee.


We have many established competitors who are offering the same or similar services and we will not be able to compete effectively against them if they provide superior services at better prices.

The market for Web-based email services is intensely competitive and we expect it to be increasingly competitive. Increased competition could result in pricing pressures, reduced operating margins and loss of market share, any of which could cause our business to suffer.

In the market for email and messaging services, we compete directly with Web-based email service providers, including Critical Path, Mail.com and USA.NET, as well as with companies that develop and maintain in-house email solutions. In addition, companies such as Software.com currently offer email software products to ISPs, web hosting companies, web portals and corporations. Furthermore, numerous small-scale email providers offer low-cost basic services, but without scalable systems or value-added functionality. These and other companies could potentially leverage their existing capabilities and relationships to enter the email service industry by redesigning their system architecture, pricing and marketing strategies to sell through to the entire market. The ability of these competitors to offer a broader suite of complementary services may give them a considerable advantage over us. In the future, ISPs, web hosting companies and outsourced application companies may broaden their service offerings to include outsourced email.

Our market's level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our service offerings, we may encounter increased competition in the development and delivery of these services. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships on more favorable terms. Further, certain of our competitors may offer services at or below cost. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. We may not be able to compete successfully against current and future competitors and increased competition may result in reduced operating margins and loss of market share.


We are experiencing rapid internal growth which has and likely will strain our management resources.

We recently began to expand our operations rapidly and intend to continue this expansion. The number of our employees increased from 45 on December 31, 1998 to 214 on December 31, 1999. This expansion has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. To manage any further growth, we will also need to improve or replace our existing operational, customer service and financial systems, procedures and controls.

The loss of our key employees would adversely affect our ability to manage our business, therefore causing our operating results to suffer and the value of your investment to decline.

Our success depends on the skills, experience and performance of our senior management and other key personnel, many of whom have worked together for only a short period of time. The loss of the services of any of our senior management or other key personnel, including Gideon Mantel, our Chief Executive Officer, Isabel Maxwell, the President of our subsidiary, and Amir Lev, our President and Chief Technical Officer, could materially and adversely affect our business. We do not have employment agreements with any of our senior management or other key personnel. We cannot prevent them from leaving at any time. We do not maintain key-person life insurance policies on any of our employees.


Because our business is based on communications and messaging services, we are susceptible to system interruptions and capacity constraints, which could harm our business and reputation.

Our ability to successfully receive and send our end users' email messages and provide acceptable levels of service largely depends on the efficient and uninterrupted operation of our computer and communications hardware and network systems and those of our outsourced hosting service. In addition, the growth in the use of the Internet has caused frequent interruptions and delays in accessing the Internet and transmitting data over the Internet. We do not possess insurance to cover losses caused by unplanned system interruptions and software defects. In the past, we have experienced some interruptions in our email service. We believe that these interruptions will continue to occur from time to time. These interruptions may be due to hardware failures, unsolicited bulk email (also known as "spam"), operating system failures, inadequate Internet infrastructure capacity, and other mechanical and human causes. We expect to experience occasional, temporary capacity constraints due to sharply increased traffic, which may cause unanticipated system disruptions, slower response times, impaired quality and degradation in levels of customer service. If we experience frequent or long system interruptions that reduce our ability to provide email services, we may have fewer users of our email services. In addition, we have entered into service agreements with some of our customers that require minimum performance standards. If we fail to meet these standards, our customers could terminate their relationships with us.

We must continue to expand and adapt our network infrastructure to changing requirements and increasing numbers of end users. The expansion and adaptation of our network infrastructure will require substantial financial, operational and managerial resources. In addition, we depend on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion of the Internet. The ability of our network to continue to connect and manage an expanding number of customers, end users and messages at high transmission speeds is unproven and uncertain. We face risks related to our network's and the Internet's ability to operate with higher use levels while maintaining expected performance levels.


We are a relatively small competitor in the electronic messaging industry and, as a result, we may not have the resources to adapt to the changing
technological   requirements  and  the  shifting  consumer  preferences  of  our industry.

The Internet messaging industry is characterized by rapid technological change, changes in end user requirements and preferences, and the emergence of new industry standards and practices that could render our existing services and proprietary technology obsolete. Our success depends, in part, on our ability to continually enhance our existing email and messaging services and to develop new services, functions and technology that address the increasingly sophisticated and varied needs of our prospective customers. The development of proprietary technology and necessary service enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may not be able to use new technologies effectively or adapt our services to customer or end user requirements or emerging industry standards. Also, in addition to addressing changing technologies and end user needs, we must also do so more quickly than our competition.

Our services may be adversely affected by software defects, which could cause our customers or end users to stop using our services.

Our service offerings depend on complex software. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current services or enhancements until after they are deployed. Although we have not experienced any material software defects to date, it is possible that, despite testing by us, defects may exist in the software we use. These defects could cause service interruptions that could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could cause our business to suffer. Some of our services are based on software provided by third parties. We have no control over the quality of such software.

We rely on the integrity of our network security, which may be susceptible to breaches that could harm our reputation and business.

A fundamental requirement for online communications is the secure transmission of confidential information over public networks. Third parties may attempt to breach our security or that of our customers. Despite our implementation of third party encryption technology and network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be liable to our customers and their end users for any breach in our security, including claims for impersonation or other similar fraud claims, as well as claims for other misuses of personal information, for example for unauthorized marketing purposes. Also, such a breach could harm our reputation and consequently our business. We may also be required to expend significant capital and other resources to license encryption technology and additional technologies to protect against security breaches or to alleviate problems caused by any breach. Our failure to prevent security breaches could have a material adverse effect on our business and operating results.

In addition, the Federal Trade Commission and several states have been investigating some Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced, if our privacy practices are investigated or if our privacy policies are viewed unfavorably by users or potential users.

If we fail to adequately protect our intellectual property rights or face a claim of intellectual property infringement by a third party, we could lose our intellectual property rights or be liable for significant damages.

We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees and customers to protect our proprietary rights. Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. Although we have not filed any patent applications, we may seek to patent certain software or other technology in the future. Any such future patent applications may not be issued with the scope of the claims we seek, or at all. We cannot be certain that our software does not infringe issued patents that may relate to our software products. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products.

Despite our precautions, unauthorized third parties may copy certain portions of our technology or reverse engineer or obtain and use information that we regard as proprietary. End user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of some jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology.

Our ZapZone Network service allows webmasters to select the email service name of their choice (although we reserve the right to eliminate their account or to change their email service name).

There is, therefore, the possibility that they will select email service names that may infringe the rights of others. We have received several complaints about ZapZone Network service webmasters' registered email service names and we have referred these complainants directly to the ZapZone Network service subscribers who are allegedly engaging in the infringing activities. However, these complainants may seek to enforce their rights against us in addition to, or instead of, the infringing webmasters.


We may have liability for email content and we may not have adequate liability insurance.

As a provider of email services, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials transmitted via email. We do not and cannot screen all of the content generated by end users, and we could be exposed to liability with respect to this content. Some foreign governments, such as the government of Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. Although we carry general and professional liability insurance coverage, our insurance may not adequately
protect   us  from  such  claims.  Any  imposition  of  liability,  particularly liability that is not covered by insurance, or is in excess of insurance coverage, could damage our reputation and hurt our business and operating results, or could result in criminal penalties.


Governmental regulation and legal uncertainties could impair the growth of the Internet and decrease demand for our services or increase our cost of doing business.

There are currently few laws and regulations directly applicable to the Internet and commercial email services. However, a number of laws have been proposed involving the Internet, including laws addressing user privacy, pricing, content, copyright, antitrust, distribution and characteristics and quality of products and services. Further, the growth and development of the market for email may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online.
Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. The adoption of additional laws or regulations, or the application of existing laws or regulations to the Internet, may impair the growth of the Internet or commercial online services. This could decrease the demand for our services and increase our cost of doing business, or otherwise harm our business and operating results.

Due to the global nature of the Web, it is possible that, although our transmissions currently originate in California, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of user information.

On October 20, 1999, The Federal Trade Commission issued the final rule to implement the Children's Online Privacy Protection Act of 1998 ("COPPA"). The main goal of the COPPA and the rule is to protect the privacy of children using the Internet. As of April 21, 2000, certain commercial websites and online services directed to, or that knowingly collect information from, children must obtain parental consent before collecting, using, or disclosing personal information from children under 13. The COPPA regulations could reduce our ability to engage in direct marketing. The cost to the Company of complying with the new requirements is not known but is not expected to have a material effect upon operating results or financial condition.


We may need additional capital and raising additional capital may dilute existing shareholders.

We believe that our existing capital resources will enable us to maintain our current and planned operations for at least the next 12 months. However, we may be required to raise additional funds due to unforeseen circumstances. If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Such financing may not be available in sufficient amounts or on terms acceptable to us and may cause dilution to existing shareholders. Also, we may raise additional capital in the future by issuing securities that have superior rights and preferences to our ordinary shares.


Purchasers   of  our  ordinary  shares  may  suffer  immediate  and  substantial dilution.

The offering price of the shares may be substantially higher than the book value per share of our ordinary shares. Some elements of our market value do not originate from measurable transactions. Therefore, there is not a corresponding rise in "book," or historical cost accounting, value for our rise in market value, if any. Examples of these elements include the perceived growth prospects of our core commercial market, perceived growth prospects of our Web-based email services and our perceived competitive position within the market for Web-based email services. Purchasers of the ordinary shares will experience immediate dilution to the extent the purchase price of the shares is lower than the pro forma net tangible book value per share of ordinary shares. Purchasers may also experience additional dilution upon the exercise of outstanding stock options.


If we or any of our vendors do not adequately address "Year 2000" issues, we may incur significant unanticipated expenses to remedy any resulting problems, and our business and reputation could suffer.

The "Year 2000" issue is the result of computer programs and embedded hardware systems having been developed using two digits rather than four to define the applicable year. These computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations, causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities. We have tested our internally developed software and have made it Year 2000 compliant. Many of our customers maintain their Internet operations on commercially available operating systems that may be impacted by Year 2000 complications. In addition, we rely on third-party vendors for certain software and hardware included within our services, which may not be Year 2000 compliant. Failure of our internal computer systems or third-party equipment or software, or of systems maintained by our suppliers, to operate properly with regard to the year 2000 and thereafter, could require us to incur significant unanticipated expenses to remedy any problems and could cause system interruptions and loss of data. Any of these events could harm our reputation, business and operating results.


Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our directors and  affiliates of our directors,  our executive  officers and our shareholders  who  currently  own  over  five  percent  of our  ordinary  shares beneficially own approximately 30% of our outstanding ordinary shares. Immediately following the offering, they will own approximately 20% of our outstanding ordinary shares (whether or not the underwriters' overallotment option is exercised in full). If they vote together, these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch.

Go2Net and Vulcan Ventures beneficially own approximately 14% of our outstanding ordinary shares (assuming exercise of the Go2Net warrant on a net issuance basis). Immediately following the offering, they will own approximately 12% of our outstanding ordinary shares (whether or not the underwriters' overallotment option is exercised in full). Vulcan Ventures is a significant shareholder of Go2Net. Accordingly, Go2Net and Vulcan Ventures will be able to significantly influence and possibly exercise control over most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control. Go2Net and Vulcan also have the right to name one director to our Board as long as they continue to hold at least 620,022 shares, including the shares issuable upon exercise of the Go2Net warrant. They have named Thomas Camp to the Board under this provision. In addition, conflicts of interest may arise as a consequence of Go2Net's control relationship with us, including:


    o conflicts between Go2Net and Vulcan Ventures, as significant shareholders, and our other shareholders, whose interests may differ with respect to, among other things, our strategic direction or significant corporate transactions;

    o conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by Go2Net, on the other hand; or

    o conflicts related to existing or new contractual relationships between us, on the one hand, and Go2Net and its other affiliates, on the other hand.


Our business and operating results could suffer if we do not successfully address the risks inherent in the expansion of our international operations.

At present, we have sales offices in the United States, Israel and England. We intend to continue to expand into international markets and to spend significant financial and managerial resources to do so. We have limited experience in international operations and may not be able to compete effectively in international markets. The Company will face risks inherent in conducting business internationally, such as:

    o  difficulties and costs of staffing and managing international operations;

    o  fluctuations in currency exchange rates;

    o  imposition of currency exchange controls;

    o  differing technology standards;

    o export restrictions, including export controls relating to encryption technologies;

    o difficulties in collecting accounts receivable and longer collection periods;

    o  unexpected changes in regulatory requirements;

    o  political and economic instability;

    o  potentially adverse tax consequences; and

    o  potentially reduced protection for intellectual property rights.

Any of these factors could adversely affect the Company's international operations and, consequently, business and operating results. Specifically, failure to successfully manage international growth could result in higher operating costs than anticipated or could delay or preclude altogether the Company's ability to generate revenues in key international markets.


Substantial sales of our ordinary shares could adversely affect our stock price

The sale, or availability for sale, of substantial quantities of our ordinary shares may have the effect of depressing its market price by potentially introducing a large number of sellers into the market. A large number of our ordinary shares are currently eligible for resale. In addition a significant number of shares will be eligible for resale at various dates in the future. See "Sales Eligible for Future Sale."


Risks Relating to Operations in Israel

We have important facilities and resources located in Israel, which has historically experienced severe economic instability and military and political unrest.

We are incorporated under the laws of the State of Israel. Our principal research and development facilities are located in Israel. Although substantially all of our sales currently are being made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military
                                       12
conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm our business, operating results and financial condition.


Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980's, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries since Israel's establishment. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or expansion of our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between the Israel and Arab countries. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, we cannot predict whether or in what manner these problems will be resolved.


Our results of operations may be negatively affected by the obligation of key personnel to perform military service

In addition, certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. Although Commtouch has operated effectively under these requirements since its inception, we cannot predict the effect of these obligations on Commtouch in the future. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service.


Because a substantial portion of our revenues are generated in U.S. dollars, while a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be adversely affected by inflation and currency fluctuations.

We generate a substantial portion of our revenues in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses, in New Israeli Shekels, commonly referred to as NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel. While in recent years the rate of devaluation of the NIS against the dollar has exceeded the rate of inflation, which is a reversal from prior years, we cannot be sure that this reversal will continue. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.


Israeli courts might not enforce judgments rendered outside of Israel and it might therefore be difficult for an investor to recover any judgment against any of our officers or directors resident in Israel.

We are organized under the laws of Israel, and we maintain significant operations in Israel. Certain of our officers and directors named in this prospectus reside outside of the United States. Therefore, you might not be able to enforce any judgment obtained in the U.S. against us or any of such persons. You might not be able to bring civil actions under U.S. securities laws if you file a lawsuit in Israel. However, we have been advised by our Israeli counsel that, subject to certain limitations, Israeli courts may enforce a final judgment of a U.S. court for liquidated amounts in civil matters after a hearing in Israel. We have appointed Commtouch Software Inc., our U.S. subsidiary, as our agent to receive service of process in any action against us arising out of this offering. We have not given our consent for our agent to accept service of process in connection with any other claim and it may therefore be difficult for an investor to effect service of process against us or any of our non-U.S. officers, directors and experts relating to any other claims. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.


Provisions of Israeli law may delay, prevent or make difficult an acquisition of Commtouch, which could prevent a change of control and therefore depress the price of our stock.

Israeli corporate law regulates mergers, votes required to approve mergers and acquisitions of shares through tender offers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax considerations may make potential transactions unappealing to us or to some of our shareholders.


The new Israeli Companies Law imposes substantial duties on shareholders and may cause uncertainties regarding corporate governance.

The new Israeli Companies Law, which became effective on February 1, 2000, has brought about significant changes to Israeli corporate law. The new law includes provisions imposing substantial duties on certain controlling and non-controlling shareholders. (See "Approval of Certain Transactions"). In addition, there may be uncertainties regarding corporate governance in some areas. These uncertainties will persist until this new law has been adequately interpreted, and these uncertainties could inhibit takeover attempts or other transactions and inhibit other corporate decisions.

                                USE OF PROCEEDS


Offering by the Company and the Selling Shareholders

The net proceeds we will receive from the sale of the 1,669,000 ordinary shares offered by us, at an assumed public offering price of $62.00 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us (which are estimated to be $6.8 million, or $8.5 million if the underwriters' over-allotment option is exercised in full) are estimated to be $96.7 million ($122.9 million if the underwriters' over-allotment option is exercised in full).

We intend to use the proceeds of this offering for the following:

    o  expansion of our sales and marketing activities;

    o capital expenditures, including purchase of equipment, primarily for our hosting facilities;

    o  expansion of research and development activities;

    o  expansion of our international operations; and

    o  working capital and other general corporate purposes.

The amounts and timing of these expenditures will vary significantly depending on a number of factors, including, but not limited to, the amount of cash generated by our operations and the market response to the introduction of any new service offerings.

In addition, we may use a portion of the net proceeds of this offering from time to time to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. Accordingly, our management will retain broad discretion as to the use and allocation of the net proceeds of this offering. Pending the above uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing investment grade securities.


We will not receive any proceeds from the sale of the shares by the selling shareholders in this offering.



               MARKET PRICE AND PRICE RANGE FOR ORDINARY SHARES


The Company's ordinary shares have been quoted on the Nasdaq National Market since July 13, 1999, under the symbol CTCH. There is no non-United States trading market for the shares. As of December 31, 1999, there were 82 record holders of ordinary shares, of which approximately 50 represented United States record holders holding approximately 45% of the outstanding ordinary shares of the Company. The Company believes that some beneficial holders of its ordinary shares hold in nominee or street name, and that there may be more than 3,000 beneficial holders. On March 7, 2000 the last reported sales price of an ordinary share on the Nasdaq National Market was $62.00 per share.



                                                                    Ordinary Share Price
                                                                   -----------------------
                                                                     High         Low
                                                                   ----------   ----------
Fiscal Year Ending December 31, 2000
   Period from January 1, 2000 through March 7, 2000 ...........    $ 62.13     $ 35.56
Fiscal Year Ended December 31, 1999
   Quarter ended September 30, 1999 (from July 13, 1999) .......    $ 25.88     $  9.75
   Quarter ended December 31, 1999 .............................    $ 59.50     $ 13.88

                                DIVIDEND POLICY

We have never paid cash dividends to our shareholders and we currently do not intend to pay dividends for the foreseeable future. We intend to reinvest earnings in the development and expansion of our business. We may only pay cash dividends in any fiscal year out of profits, as determined under Israeli law, so long as the Company reasonably believes that such payment will not prevent it from paying all of its current and future debts. The declaration of any final cash dividend requires shareholder approval. Shareholders may reduce, but not increase, the amount of dividends from the amount proposed by the Board of Directors.

Because  of  Commtouch's  investment  programs'  Approved Enterprise status, the payment of dividends by Commtouch may subject Commtouch to certain Israeli taxes to which it would not otherwise be subject. The tax exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting Commtouch to taxes only upon the complete liquidation of Commtouch. If Commtouch decides to distribute cash dividends out of income that has been exempt from tax, the income out of which the dividend is distributed will be subject to Israeli corporate tax (currently 25%). We have decided to reinvest the amount of tax exempt income derived from our Approved Enterprise and not to distribute such income as dividends. (For a description of our
Approved Enterprise status, please see "Israeli Taxation and Investment Programs.")

                                CAPITALIZATION

The following table sets forth the capitalization of Commtouch as of December 31, 1999:

The following data is presented:



    o  on an actual basis; and

    o on a pro forma as adjusted basis to give effect to (1) the sale of 1,669,000 ordinary shares in this offering, at an assumed offering price of $62.00 per share and (2) the issuance of 901,471 ordinary shares upon the assumed net exercise at an assumed share price of $62.00 per share, of an in-the-money warrant held by Go2Net to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share.


                                                                                December 31, 1999
                                                                            -------------------------
                                                                                           Pro forma
                                                                             Actual       As Adjusted
                                                                            ---------     -----------
                                                                                  (in thousands)
Long-term liabilities ..................................................    $     497      $     497
Shareholders' equity:
 Ordinary shares, NIS 0.05 par value; 40,000,000 shares
   authorized, 15,199,344 shares issued and outstanding;
   17,769,815 shares issued and outstanding pro forma as adjusted ......          213            245
 Additional paid-in capital ............................................      133,403        230,040
 Stock-based employee deferred compensation ............................       (5,779)        (5,779)
 Notes receivable from shareholders ....................................       (1,060)          (813)
 Accumulated other comprehensive income ................................           63             63
 Accumulated deficit ...................................................      (31,528)       (31,528)
                                                                            ---------      ---------
      Total shareholders' equity .......................................       95,312        192,228
                                                                            ---------      ---------
      Total capitalization .............................................    $  95,809        192,725
                                                                            =========      =========


The number of ordinary shares to be outstanding after this offering does not include the following:

    o 1,383,110 ordinary shares issuable upon exercise of stock options outstanding under our stock option plans and stock option agreements as of December 31, 1999 at a weighted average exercise price of $9.62 per share;

    o 2,876,850 ordinary shares available for future grant or issuance under our stock option plans as of December 31, 1999;

    o 773,420 ordinary shares issuable upon exercise of options granted to officers and directors prior to December 31 1999 at a weighted average price of $8.20; and

    o 4,860 ordinary shares issuable upon exercise of a warrant at an exercise price of $3.61 per share; this warrant was net exercised into 4,461 ordinary shares subsequent to December 31, 1999.

                                   DILUTION

Our net tangible  book value as of December 31, 1999 was $90.8  million or $5.97 per ordinary share.  Net tangible book value per share is determined by dividing the amount of our total tangible assets less total  liabilities by the number of ordinary  shares  outstanding at that date.  Dilution in net tangible book value per share  represents  the  difference  between  the  amount  per share  paid by purchasers  of ordinary  shares in the offering made hereby and the net tangible book value per ordinary share immediately after the completion of this offering.
After  giving  effect to the sale of 1,669,000  ordinary  shares by Commtouch in this offering (at an assumed public offering price of $62.00 per share and after deducting the underwriting  discounts and commissions and our estimated offering expenses),  and assuming an estimated  901,471 ordinary shares issuable upon the net exercise of an  in-the-money  warrant  held by Go2Net to purchase  1,136,000 ordinary shares at an exercise price of $12.80,  the pro forma net tangible book value of  Commtouch  at December  31, 1999 would have been  $187.7  million,  or
$10.56  per  share.  This  represents  an  immediate  increase  in pro forma net tangible  book  value of $4.59 per  share to the  existing  shareholders  and an immediate  dilution  of $51.44 per share to new  investors  purchasing  ordinary shares  in  this  offering.  The  following  table  illustrates  this  per-share dilution:

Assumed offering price per share  .................................................                $  62.00
Net tangible book value per share as of December 31, 1999  ........................  $   5.97
Increase in pro forma net tangible book value per share attributable to this
 offering  ........................................................................     45.80
Decrease in pro forma as adjusted net tangible book value per share attributable to
 the exercise of the in-the-money warrant held by Go2Net ..........................     (0.33)
                                                                                     --------
Pro forma net tangible book value per share after the offering   ..................                   10.56
                                                                                                   ---------
Dilution per share to new investors   .............................................                $  51.44
                                                                                                   =========

The above table assumes no exercise of the underwriters' over-allotment option and no exercise of options or warrants after December 31, 1999. As of December 31, 1999, there were outstanding options to purchase a total 1,383,110 and 773,420 ordinary shares under our stock option plans and option agreements with our employees, officers and directors, at a weighted average exercise price of $9.62 and $8.20 per share, respectively; 4,860 ordinary shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $3.61 per share; and 2,876,850 ordinary shares available for future grant under our stock option grants. If all of these options and warrants had been exercised on December 31, 1999, our pro forma net tangible book value on that date would have been $207.4 million, or $10.41 per share, the increase in net tangible book value per share attributable to the existing investors would have been $4.44 per share and the dilution in net tangible book value to new investors would have been $51.59 per share.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

The  selected  consolidated  statements  of  operations data for the years ended
December  31,  1997,  1998  and 1999 and the selected consolidated balance sheet data  as  of  December 31, 1998 and 1999 have been derived from the Consolidated
Financial  Statements  of  Commtouch  included elsewhere in this prospectus. The selected  consolidated statement of operations data for the years ended December
31,  1995  and  1996  and  the  selected  consolidated  balance sheet data as of
December  31,  1995,  1996  and  1997  have  been  derived from the Consolidated
Financial  Statements  of  Commtouch  not included elsewhere in this prospectus.
Our  historical results are not necessarily indicative of results to be expected for  any  future  period. The data set forth below should be read in conjunction with  "Management's  Discussion  and Analysis of Financial Condition and Results
of  Operations"  and the Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus.
                                                                                Year Ended December 31,
                                                         -------------------------------------------------------------------
                                                           1995          1996         1997           1998            1999
                                                         --------     ---------     ---------      ---------       ---------
                                                                         (in thousands, except per share data)

Consolidated Statement of Operations Data:
Revenues:
 Email services .....................................    $     --     $     --      $     --       $     389       $   4,251
 Software licenses, maintenance and services ........       1,733        3,134           899              --              --
                                                         --------     ---------     ---------      ---------       ---------
   Total revenues ...................................       1,733        3,134           899             389           4,251
Cost of revenues:
 Email services .....................................          --           --            --             569           3,643
 Software licenses, maintenance and services ........         327          463           165              --              --
                                                         --------     ---------     ---------      ---------       ---------
   Total cost of revenues ...........................         327          463           165             569           3,643
                                                         --------     ---------     ---------      ---------       ---------
Gross profit (loss) .................................       1,406        2,671           734            (180)            608
                                                         --------     ---------     ---------      ---------       ---------
Operating expenses
 Research and development, net ......................         463        1,478         1,108           1,149           2,942
 Sales and marketing, net ...........................         832        1,965         2,202           2,001           7,722
 General and administrative  ........................         369          465           829             604           4,328
 Amortization of prepaid marketing expenses .........          --           --            --              --           3,263
 Amortization of stock-based employee
   deferred compensation ............................          --           --            --              91           3,436
                                                         --------     ---------     ---------      ---------       ---------
   Total operating expenses .........................       1,664        3,908         4,139           3,845          21,691
Operating loss ......................................        (258)      (1,237)       (3,405)         (4,025)        (21,083)
Interest and other income (expenses), net ...........         (62)         (45)          (68)           (326)          1,232
                                                         --------     ---------     ---------      ---------       ---------
Net loss ............................................    $   (320)    $ (1,282)     $ (3,473)      $  (4,351)      $ (19,851)
                                                         ========     =========     =========      =========       =========
Basic and diluted net loss per share ................    $  (0.11)    $  (0.66)     $  (2.40)      $   (3.00)      $   (2.65)
                                                         ========     =========     =========      =========       =========
Weighted average shares -- basic and diluted ........       2,885        1,934         1,450           1,450           7,487
                                                         ========     =========     =========      =========       =========



                                                                      December 31,
                                              -------------------------------------------------------------
                                                1995        1996        1997          1998          1999
                                              ---------   --------   -----------   -----------   ----------
                                                                     (in thousands)

Consolidated Balance Sheet Data:
 Cash and cash equivalents ................    $   54      $  690     $    324      $    834      $ 65,996
 Marketable securities ....................       --          --           --            --         18,050
 Working capital (deficit) ................      (734)        539       (1,264)       (1,440)       88,053
 Total assets .............................       773       2,180        1,065         2,366       100,336
 Long-term liabilities ....................       324         371          366           530           497
 Shareholders' equity (deficit) ...........      (650)        777       (1,018)         (815)       95,312

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "expects," "anticipates," "believes," "intends," "plans," "seeks" and "estimates" and similar expressions are intended to identify forward-looking statements. Commtouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus.


Overview

We are a leading global provider of outsourced integrated Web-based email and messaging solutions to businesses. Our solutions are flexible, highly customizable and enable us to satisfy the unique email and messaging needs of our customers worldwide. Our customers are large and small businesses who offer our Web-based email through their website to their end users and employees. As of December 31, 1999, we had over 250 global customers. Through our customers' sites we serve approximately 8.4 million active emailboxes. We also serve over
1.0 million active emailboxes to small businesses and websites through our ZapZone Network.


Business History and Transition

Email Client Software Business (1991-1997). From 1991 to 1997, we generated all of our revenue from sales of software licenses, maintenance and service for stand-alone email client software for both mainframes and personal computers. In 1996, we generated approximately $3.1 million in revenues from such software licenses.

Transition to Web-Based Email Services (1997). During 1996, the popularity of email at home and at work began to increase rapidly. Microsoft began bundling Outlook, its email client software, in "office suite" packages. At the same time, Netscape began to provide its email client software bundled in its Internet browser software. The entrance into the email client software market by both Microsoft and Netscape resulted in the rapid adoption of email as a mass-market communications channel. At the same time, use of the Web began to expand rapidly, and the market for stand-alone email client software began to be dominated by companies which bundled such software with operating systems and/or browsers. We recognized an opportunity to leverage our technology and experience in developing email software to pursue the market created by these two rapidly growing phenomena: email and the Web. As a result, we redeployed the efforts of our existing research and development personnel and independent contractors to adapt the technology embedded in our email client software for use as a Web-based email service. We ceased all stand-alone email software license sales during 1997 and, as a result, revenues in 1997 decreased to $899,000. To further support our transition to providing Web-based email services, in 1997 we opened a marketing, sales and support office in Silicon Valley in order to have better access to Web-based customers.

Web-Based  Email  Service  Business  (January 1998-Present). In January 1998, we
began to offer Web-based email services to customers. Our services allow our customers to provide free Web-based email to their end users, thus enhancing the customer's online presence, increasing the frequency and duration of visits to the customer's website and creating an opportunity for the customer to generate advertising and direct e-marketing revenue through email. Meanwhile, we recognized that webmasters on small sites were seeking a method to promote their sites and offer email to their users. In November 1998, we launched our ZapZone Network service which enables small sites to provide email to their end users at no cost in a matter of minutes. Throughout 1999, we transitioned our revenue model from one based on advertising with minimum commitment fee to a price per emailbox fee structure with minimum commitment fee and also introduced enhanced functionality which allowed us to increase prices.


Revenue Sources

Service Fees. During 1999, most of our email service revenue resulted from contracts that required our customers to pay us either a share of advertising revenues subject to a minimum annual revenue commitment or a monthly per emailbox price, and fees for direct marketing and communications services.

Prior to 1999, some of our contracts with customers provided for email service fees based solely on a share of banner advertising revenue, recognized only when such revenues were earned by the customers, with no minimum annual commitment.


Direct  Emarketing. Ecommerce  vendors  seek  channels  through  which  they can market goods and services. Because of our installed user base and our agreements with our customers, we can assist ecommerce companies in distributing their services to our customers' end users who have opted to receive offers by email. We share with our business partners the revenues from this direct e-marketing, which are earned either on a per-message basis, a referral basis, or as a commission on products sold. In the fourth quarter of 1998, we began to offer direct e-marketing opportunities to ecommerce vendors on a test basis. In 1999, direct e-marketing revenues became a meaningful portion of revenue. We recognized 11% of our total revenues from MyPoints, a permission based email service company.



Strategic Transaction with Go2Net

Concurrent with the sale of our shares in the initial public offering we entered into an agreement with Go2Net, a network of branded, technology- and community-driven websites focused on personal finance, commerce, and games. Go2Net also develops Web-related software. Pursuant to the agreement we are offering Go2Net's end users a private label email service, including our email, calendaring and other services. The services are customized to the look and feel of Go2Net's websites. The terms of this agreement are substantially the same as our commercial agreements with other customers except that we have agreed to share a materially greater portion of our advertising revenues with Go2Net than we are sharing under other similar agreements. In addition, in connection with the agreement, we issued to Go2Net a warrant to purchase 1,136,000 ordinary shares at a per share exercise price of $12.80, subject to adjustment as set forth in the warrant. The warrant is fully vested and non-forfeitable. The warrant will expire on July 16, 2004, the fifth anniversary of the initial public offering. The fair value of the warrant, estimated at $5.8 million, is being amortized to operating expenses ratably over the minimum term of the agreement, which is one year. Simultaneously with the sale of the shares in the initial public offering, we sold a total of 1,344,086 ordinary shares to Go2Net and Vulcan Ventures Incorporated at $14.88 per share in a private placement. In the future, we may have to issue in-the-money warrants to acquire our ordinary shares to customers who provide us with a large base of potential end users. We may also have to provide these customers with more favorable commercial terms than we have previously provided to our customers. The issuance of in-the-money warrants and the grant of more favorable terms to customers may further dilute our shareholders, increase our operating loss in the future and cause our stock price to fall.


Issuance of Shares Upon Exercise of Microsoft Warrant

We entered into an Email Services Agreement with Microsoft Corporation dated October 26, 1999. Under this agreement, Commtouch will, at Microsoft's option, customize, host and maintain email services for Microsoft websites in the U.S. and internationally. Microsoft will pay one-time fees for the set-up and customization of the email service for each website with respect to which Microsoft chooses to use our services, as well as quarterly service fees for the email service based on the number of mailboxes hosted. The term of the agreement shall continue for 12 months after the first commercial distribution date of the email service and Microsoft may extend the initial term on a quarterly or annual basis upon 60 days prior written notice. The agreement may be terminated by Microsoft for convenience upon 90 days' prior written notice, or by either party upon a material breach by the other party upon the terms specified in the agreement. In connection with the agreement, Commtouch issued to Microsoft a fully vested warrant, exercisable until December 29, 1999, to purchase 707,965 of Commtouch's ordinary shares at an exercise price of $28.25 per share for an aggregate exercise price of $20.0 million. On December 29, 1999, Microsoft exercised the warrant and now holds 707,965 ordinary shares. The fair value of the warrant, estimated at $1.9 million, is amortized to operating expenses over the minimum term of the agreement (12 months).


Results of Operations

The  following  table sets forth financial data for the years ended December 31,
1997, 1998 and 1999
(in thousands):
                                                                         Year Ended December 31,
                                                                ------------------------------------------
                                                                  1997           1998           1999
                                                                -----------   ------------   -------------
Revenues:
 Email services ...............................................  $     --      $    389       $   4,251
 Software licenses, maintenance and services ..................       899            --              --
                                                                 --------      --------       ---------
   Total revenues .............................................       899           389           4,251
                                                                 --------      --------       ---------
Cost of revenues:
 Email services ...............................................        --           569           3,643
 Software licenses, maintenance and services ..................       165            --              --
                                                                 --------      --------       ---------
   Total cost of revenues .....................................       165           569           3,643
                                                                 --------      --------       ---------
 Gross profit (loss) ..........................................       734          (180)            608
                                                                 --------      --------       ---------
Operating expenses:
 Research and development, net ................................     1,108         1,149           2,942
 Sales and marketing ..........................................     2,202         2,001           7,722
 General and administrative ...................................       829           604           4,328
 Amortization of prepaid marketing expenses ...................        --            --           3,263
 Amortization of stock-based employee deferred compensation            --            91           3,436
                                                                 --------      --------       ---------
   Total operating expenses ...................................     4,139         3,845          21,691
                                                                 --------      --------       ---------
Operating loss ................................................    (3,405)       (4,025)        (21,083)
Interest and other income (expenses), net .....................       (68)         (326)          1,232
                                                                 --------      --------       ---------
Net loss ......................................................  $ (3,473)     $ (4,351)      $ (19,851)
                                                                 ========      ========       =========

Comparison of Years Ended December 31, 1997, 1998 and 1999

In 1997, we ceased all sales of stand-alone email client software licenses, maintenance and services and focused on developing our Web-based email service business. Accordingly, comparisons between 1997 and 1998 are not meaningful.

Revenues. Email service revenues increased 993% from $389,000 in 1998 to $4.3 million in 1999. One customer, Excite, represented 54% of the revenue in 1998. Revenues from MyPoints, a permission based email service company, represented 11% of total revenues during 1999. As of December 31, 1999, the Company had backlog from contracts amounting to approximately $13.1 million, which will be recognized as revenue over future quarters.


Cost of Revenues. Cost of revenues increased 540% from $569,000 in 1998 to $3.6 million in 1999, due to the increase in contracts with customers during 1999 and the related service provided. Cost of revenues consisted primarily of costs related to Internet data center services from a third-party provider, depreciation of equipment, Internet access, personnel and related costs. We expect cost of revenues to increase on an absolute basis, primarily as a result of an increase in our email service revenues, but to decrease as a percentage of email service revenues due to economies of scale.

Research   and   Development   Costs,  Net. Research  and  development  expenses
increased 156% from $1.1 million in 1998 to $2.9 million in 1999 due to an increase in personnel and other related costs. In previous years, we received royalty-bearing grants from the Israeli government, recorded as a reduction of research and development costs. We have an obligation to pay royalties to the Israeli government with a remaining future liability of $270,000. In 1998, we transferred several key research and development personnel into our operations group to support and maintain our newly developed Web-based email services infrastructure. Costs relating to these personnel were included in cost of revenues in 1998. We expect that research and development costs will increase due to increased personnel and related costs associated with the accelerated development of new email service offerings.


Sales and Marketing. Sales and marketing expenses increased 286% from $2.0 million in 1998 to $7.7 million in 1999, due to increased personnel and related costs, public relations, other marketing expenses and direct sales costs to support the growth of our email service revenues. We expect sales and marketing expenses to increase significantly in the future in absolute dollar amounts due to increases in personnel costs related directly to new employees being hired to conduct sales and the related market support to further develop our brand. Sales and marketing expenses were $2.2 million in 1997 and related only to the software license sales that were discontinued in 1997.


General and Administrative. General and administrative expenses increased 617% from $604,000 in 1998 to $4.3 million in 1999, due primarily to substantially higher personnel and related costs, facility costs, higher fees for outside professional services and other costs to support the growth of our email service revenues. We expect general and administrative costs to increase on an absolute basis due to increased personnel and related costs, higher facility costs associated with additional personnel and other costs necessary to support and develop the email service business. General and administrative expenses were $829,000 in 1997 and related only to the software license sales that were discontinued in 1997.

Amortization of Prepaid Marketing Expenses. Amortization of prepaid marketing expenses related to the Go2Net and Microsoft warrants and totaled $3.3 million for 1999. The prepaid marketing expense is being amortized using the straight-line method over the one-year minimum term of each of the commercial agreements.

Amortization of Stock-based Employee Deferred Compensation. Our stock-based employee deferred compensation expenses increased 3,676% from $91,000 for 1998 to $3.4 million for 1999. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years.

Interest and Other Income (Expense), Net. Our interest and other income (expense), net, increased from a net expense of $326,000 for 1998 to a net income of $1.2 million for 1999, due primarily to increased interest income earned from cash equivalents and marketable securities.

Income Taxes. As of December 31, 1999, we had approximately $22.5 million of Israeli net operating loss carryforwards and $14.2 million of U.S. federal net operating loss carryforwards available to offset future taxable income. The
U.S. net operating loss carryforwards will expire in various amounts in the years 2008 to 2020. The Israeli net operating loss carryforwards have no expiration date.

Quarterly Results of Operations

The  following  table  sets  forth  certain  unaudited  quarterly  statements of
operations   data   for  the  eight  quarters  ended  December  31,  1999.  This
information   has   been  derived  from  the  Company's  consolidated  unaudited
Financial  Statements, which, in management's opinion, have been prepared on the same  basis  as  the  audited Consolidated Financial Statements, and include all adjustments,  consisting  only  of normal recurring adjustments, necessary for a
fair   presentation   of  the  information  for  the  quarters  presented.  This information  should  be  read  in  conjunction  with  our  audited  Consolidated
Financial   Statements   and  the  Notes  thereto  included  elsewhere  in  this
prospectus.   The   operating  results  for  any  quarter  are  not  necessarily indicative of the operating results for any future period.
                                                                          Three Months Ended
                                       ---------------------------------------------------------------------------------------------
                                        Mar. 31,   Jun. 30,   Sept. 30,   Dec. 31,    Mar. 31,   Jun. 30,   Sept. 30,    Dec. 31,
                                          1998       1998       1998        1998        1999       1999       1999         1999
                                       ---------- ---------- ----------- ----------  ---------- ---------- ----------- -------------
                                                                            (in thousands)

Email service revenues ...............  $   32    $    59     $    130   $   168     $   346    $   552     $  1,117     $  2,236
Cost of email service revenues .......      59         85          166       259         435        605        1,043        1,560
                                        ------    --------    --------   --------    --------   --------    --------     --------
Gross profit (loss) ..................     (27)       (26)         (36)      (91)        (89)       (53)          74          676
                                        ------    --------    --------   --------    --------   --------    --------     --------
Operating expenses:
 Research and development,
   net ...............................     266        305          308       270         340        510          857        1,235
 Sales and marketing  ................     459        506          509       527         608      1,363        2,368        3,383
 General and administrative ..........     138        137          151       178         617        683        1,345        1,683
 Amortization of prepaid
   marketing expenses ................     --         --           --        --          --         --         1,464        1,799
 Amortization of stock-based
   employee compensation .............       2          8           18        63         386      1,013        1,096          941
                                        ------    --------    --------   --------    --------   --------    --------     --------
   Total operating expenses ..........     865        956          986     1,038       1,951      3,569        7,130        9,041
                                        ------    --------    --------   --------    --------   --------    --------     --------
Operating loss .......................    (892)      (982)      (1,022)   (1,129)     (2,040)    (3,622)      (7,056)      (8,365)
Interest and other income
 (expenses), net .....................     (27)       (59)         (28)     (212)       (271)         6          577          920
                                        ------    --------    --------   --------    --------   --------    --------     --------
Net loss .............................  $ (919)   $(1,041)    $ (1,050)  $(1,341)    $(2,311)   $(3,616)    $ (6,479)    $ (7,445)
                                        ======    ========    ========   ========    ========   ========    ========     ========



Fluctuations in Quarterly Results

We have incurred operating losses since inception, and we cannot be certain that we will achieve profitability on a quarterly or annual basis in the future. Our results of operations have fluctuated and are likely to continue to fluctuate significantly from quarter to quarter as a result of a variety of factors, many of which are outside of our control. A relatively large expense in a quarter could have a negative effect on our financial performance in that quarter. Additionally, as a strategic response to a changing competitive environment, we may elect from time to time to make certain pricing, service, marketing or acquisition decisions that could have a negative effect on our quarterly financial performance. Other factors that may cause our future operating results to fluctuate include, but are not limited to:

    o  continued growth of the Internet and of email usage;

    o  demand for Web-based email services;

    o our ability to attract and retain customers and maintain customer satisfaction;

    o  our  ability  to  upgrade,   develop   and   maintain   our  systems  and
       infrastructure;

    o the amount and timing of operating costs and capital expenditures relating to expansion of our business and infrastructure;

    o  the size, timing and fulfillment of orders for our email services;

    o  technical difficulties or system outages;

    o  foreign exchange rate fluctuations;

    o the announcement or introduction of new or enhanced services by our competitors;

    o our ability to attract and retain qualified personnel with Internet industry expertise, particularly sales and marketing personnel;

    o  the pricing policies of our competitors;

    o  failure to increase our sales; and

    o  governmental   regulation   relating  to  the  Internet,   and  email  in
       particular.

In addition to the factors set forth above, our operating results will be impacted by the extent to which we incur non-cash charges associated with stock-based arrangements with employees and non-employees.


Liquidity and Capital Resources

We have financed our operations principally from the sale of equity securities and to a lesser extent from bank loans, research and development and royalty-bearing marketing grants from the Israeli government. In the first quarter of 1999, we issued Series C Convertible Preferred Shares to investors resulting in net proceeds of $5.3 million. In the second quarter of 1999, we issued to investors Convertible Promissory Notes which later converted into 42,081 Series D Convertible Preferred Shares, resulting in net proceeds of approximately $13.2 million. All of our convertible preferred shares automatically converted into ordinary shares upon the closing of our initial public offering on July 16, 1999. On July 16, 1999, we raised $70.8 million, net of underwriters commissions, from our initial public offering (including the exercise of the underwriters' overallotment option) and the private placement of our ordinary shares in connection with the strategic partnership with Go2Net and Vulcan Ventures. On December 29, 1999 we raised an additional $20.0 million from the sale of ordinary shares to Microsoft Corporation upon the exercise of a warrant issued in connection with an email services agreement with Microsoft. As of December 31, 1999, we had $66.0 million in cash and cash equivalents and $18.1 million in marketable securities.

Net cash provided by financing activities was $102.9 million in 1999. Net cash used in operating activities was $11.2 million in 1999. Net cash used for operating activities is primarily comprised of a net loss for 1999, partially offset by depreciation and amortization expenses, increases in other accounts receivable and prepaid expenses. Net cash used in investing activities was $26.5 million in 1999. These investing activities consisted primarily of purchases of property and equipment and purchases of marketable securities.

As of December 31, 1999, we had net working capital of $88.1 million.

We believe that the net proceeds from this offering, together with existing cash and our other financing arrangements, provide us with sufficient funds to finance operations and continued growth through the next 12 months.


Effective Corporate Tax Rates

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to corporate tax at the rate of 36% of taxable income. The majority of our income, however, is derived from our company's capital investment program with Approved Enterprise status under the Law for the Encouragement of Capital Investments in three separate plans, and is therefore eligible for certain tax benefits. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which such investment plans produce taxable income (provided that we do not distribute such income as a dividend) and a reduced tax rate of 10% to 25% for an additional period of five to eight years depending on the level of foreign investment in Commtouch. All of these tax benefits are subject to various conditions and restrictions. There can be no assurance that we will obtain approval for additional Approved Enterprise programs, or that the provisions of the law will not change. Moreover, notwithstanding these tax benefits, to the extent we receive income from countries other than Israel, such income may be subject to withholding tax.

Since we have incurred tax losses in every year through 1999, we have not yet used the tax benefits for which we are eligible.


Impact of Inflation and Currency Fluctuations

Most of our sales are in dollars. However, a large portion of our costs relates to our operations in Israel. A substantial portion of our operating expenses, primarily our research and development expenses, is denominated in NIS. For the purposes of our financial statements, costs not effectively denominated in dollars are translated to dollars at prevailing exchange rates when recorded, and will increase if the rate of inflation in Israel exceeds the devaluation of the NIS as compared to the dollar or if the timing of such devaluations lags considerably behind inflation. Consequently, we are and will be affected by changes in the prevailing NIS/dollar exchange rate. We might also be affected by the dollar exchange rate to the major European and Asian currencies, due to the fact that we derive revenues from customers in Europe and Asia.

The rate of inflation in Israel was 8.1% and 10.6% in 1995 and 1996. The rate of devaluation in Israel 3.9% and 3.7% in 1995 and 1996. This imbalance was reversed when the rate of inflation was 7.0% and 8.6% in 1997 and 1998. The rate of devaluation in Israel was 8.8% and 17.6% in 1997 and 1998. In 1999, the rate of inflation was 1.3% and the rate of devaluation in Israel was 0.2%.

Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency remeasurements are reported in the Consolidated Financial Statements in current operations.

The  representative  exchange  rate,  as reported by the Bank of Israel, was NIS
4.153 for one dollar on December 31, 1999 (NIS 4.160 on December 31, 1998 and NIS 3.536 on December 31, 1997).


Qualitative and Quantitative Disclosure about Market Risk

We develop our technology in Israel and provide our services in North America, India, Europe and the Far East. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our services less competitive in foreign markets. Our interest expense on our capital lease obligations with a U.S. leasing company is sensitive to changes in the general level of U.S. interest rates. Due to the nature and level of our debts, we have concluded that there is currently no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

                                   BUSINESS


Company Overview

We are a leading global provider of outsourced integrated Web-based email and messaging solutions to businesses. Our solutions are flexible, highly customizable and enable us to satisfy the unique email and messaging needs of our customers worldwide. Our customers are large and small businesses who offer our Web-based email through their website to their end users. As of December
31, 1999, we had over 250 global customers. Through our customers' sites we serve approximately 8.4 million active emailboxes. We also serve over 1.0 million active emailboxes to small businesses and websites through our ZapZone Network.


Industry Background


Growth of the Internet Worldwide and Proliferation of Email

The Internet has become a vitally important global medium for communication, commerce, content distribution and advertising. International Data Corporation, or IDC, estimates that as of December 1999, there were over 80 million Web users in the United States and over 115 million users outside of the U.S. IDC projects that, by the end of 2003, these numbers will increase to over 175 million Web users in the United States and over 325 million users outside of the U.S. This growth in the global usage of the Web provides significant opportunities for emerging Web-based businesses and other companies developing an online presence.

Email is one of the most widely used applications on the Internet and has become a primary platform for business and personal communication. According to Forrester Research, over 80% of Internet users access their email while online, making this activity the most popular use of the Internet. IDC estimates that at the end of 1999 there were over 180 million emailboxes in the United States and over 130 million outside of the United States. IDC projects that by the end of 2003, these numbers will increase to over 280 million emailboxes in the United States and over 305 million emailboxes outside the United States.


Web-based Email

Historically, most email systems were provided by employers, Internet service providers (ISPs) or universities to individuals or closed groups of end users through software applications located on the users' desktops or local area networks. Such email systems, however, only permit access through the computer or network on which the email software resides or through cumbersome remote access systems. The emergence of email systems that use Internet browsers as the application for sending and receiving email has resulted in tremendous advances in email access, functionality and ease of use. This email standard is commonly referred to as "Web-based email."

Web-based email offers the following benefits over traditional closed systems:

    o anytime, anywhere (universal) access to both business and personal email accounts;

    o advanced integrated communication services over the Web, such as unified messaging (receiving faxes and voicemail via email) and integrated calendars and directories; and

    o  easy to use registration, setup and administration.

Businesses worldwide are seeking to differentiate themselves online. A Web-based email service provides an optimal solution to address this business need because it increases brand awareness, builds and reinforces a loyal, connected member base and facilitates commerce in the following ways:

    o Companies embracing Web-based email can enhance their brand identity by controlling the look and feel of their Web-based email interface and also by providing end users with distinctive branded email addresses such as user@companyname.com.

    o Web-based email significantly enhances the frequency and duration of website visits, commonly referred to as the website's "stickiness." The personalized nature of email and the ability to bundle it with additional services, such as calendaring, scheduling and unified messaging, establishes an important one-to-one relationship with email users.

    o Email is emerging as an effective application for direct marketing online, as email users provide important demographic data when they register for and use email services. This information can be used to create highly targeted marketing campaigns with minimal distribution costs.


The Opportunity to Provide Outsourced Web-based Email Services

While many organizations worldwide recognize the advantages of Web-based email services, they often lack the infrastructure, expertise and resources to fully realize these benefits through internal development. Due to the growing complexity of in-house email systems and the increasing levels of infrastructure investment and management resources needed to provide comprehensive email services, organizations around the world are seeking to outsource email services. Businesses worldwide seek to partner with a dedicated provider of Web-based email to quickly implement high quality, feature-rich email services without having to invest internally in email management and systems.


The Commtouch Solution

We are a leading global provider of outsourced Web-based email and other messaging services to businesses worldwide. Our flexible and highly customizable solutions enable us to satisfy the different email and messaging needs of a wide range of customers.


Benefits of The Commtouch Solution

Extensive Email Features. Our solution is easy to use and provides a broad range of industry-leading functionality. This includes the ability for end users to collect email from other email accounts, to create folders, to attach electronic documents, to store messages, to maintain a contact center, to maintain an integrated calendar to create distribution lists and to establish user profiles and signatures. Our service uses IMAP4, an advanced email protocol, which allows email folders to be accessed from multiple email environments.

The value of our solution is increased by our provision of premium services, which allow end users to send and receive faxes, voicemail and pages from the emailbox; access the Web-based emailbox from an off-line client (such as Microsoft Outlook); and have email forwarded to other addresses. We believe that, by providing a single platform which integrates multiple communication services and devices, the Web-based emailbox we provide has the potential to become our end users' primary online communications center.

Ability to Support Hundreds of Millions of Emailboxes. Our modular technology architecture enables the rapid set up of full-service hosting facilities and enables us to rapidly and easily expand our system as our user base grows. In addition, we utilize redundant servers and server load balancing to re-direct traffic to prevent service interruptions. Our system architecture and software platform have been designed to provide high quality service to hundreds of millions of emailboxes across millions of domains. We believe that our robust and flexible technology platform enables us to maintain one of the highest service performance levels in the industry.

Customization. Our solutions enable our customers to leverage their email as a brand building tool. Customers offer our email and messaging services to their end users with the customer's domain name. For example, a customer can provide email at its website with an address such as user@companyname.com. This repeated visibility of the customer's name on every email message promotes brand awareness and customer loyalty. In addition, our customers can use our proprietary customization tool to design the look and feel of their Web-based email interface so that it reflects their own brand image.

Rapidly Deployable and Cost-Effective Solutions. Our solutions for customers can be implemented in as few as several days.

Our flexible technology and economies of scale enable us to provide email solutions in a cost-effective manner, allowing businesses to achieve significant economic advantages.We believe that this rapid time to market is critical to our customers, who desire to realize the benefits of Web-based email as quickly as possible. We also provide comprehensive maintenance and administration of our email service, which eliminates the need for our customers to undertake the significant burden of developing and maintaining an in-house email system.

Extensive Language Capabilities. We provide email services in the following 18 languages: English, Chinese (Simplified and Traditional), Japanese, Spanish, French, German, Portuguese, Dutch, Finnish, Danish, Norwegian, Swedish, Russian, Hebrew, Icelandic, Korean and Italian. Additionally, we can support multiple languages on the same site for any of our customers and offer spell-checking in many of these languages. Our multi-lingual capabilities enable us to serve the needs of businesses worldwide as well as multinational organizations.

Increased Website Usage. Our solutions increase the potential for our customers to generate revenue by increasing the stickiness of their websites. We believe that traffic to our customers' websites increases as end users frequently visit the website to check their email. The benefits of increased website stickiness include more frequent communication with end users, enhanced customer loyalty and the opportunity to generate revenues from advertising, direct marketing and ecommerce transactions.

Online Marketing Capabilities. Our customers can leverage our email solutions along with the demographic information of their end users to conduct one-to-one marketing and targeted advertising campaigns. We collect demographic information from end users when they register for their emailbox. We believe this information provides a powerful platform on which to design targeted marketing campaigns. To enhance our customers' marketing capabilities, we provide our MailTarget tool which enables them to select and deliver tailored messages to targeted segments of their user population.


Commtouch Strategy

Our objective is to be the leading global provider of outsourced, Web-based integrated email and messaging services. We plan to achieve this goal by pursuing the following key strategies:


Focus Sales and Marketing Efforts on Acquiring New Business Customers

We are focused on selling our outsourced email communications solution to business customers, which enables them to rapidly provide our service to their users and customers without needing to build or maintain an infrastructure to support the service. We target customers who are increasingly relying on the Internet to conduct their business and communications but do not want to devote the time and resources to develop, support, or maintain an integrated email service. Commtouch enables our business customers to quickly implement our co-branded "Powered by Commtouch" service with minimal upfront investment while retaining their direct user and customer relationships.

We are focusing our business-to-business sales efforts on several target markets which we believe are particularly receptive to using our solution. These include application service providers (ASPs), Internet service providers
(ISPs), large corporations, and web portals. Businesses in these target markets are experiencing increasing pressure to offer enhanced Web-based email to their customers. However, because they need to remain focused on their own core business operations, we believe that they will outsource their email capabilities.


Accelerate Transition to a Price-Per-Emailbox Fee Structure

We generate an increasing share of our revenue through a pricing strategy based on a per-emailbox fee. We believe that this fee structure results in a higher and more predictable revenue stream compared with one based on a share of advertising revenue. Contracts with individual business customers typically include a guaranteed revenue component and fees per emailbox based on the total number of emailboxes and level of service provided.

Leverage Business Accounts Through Focused Sales Force

We believe that there is a significant opportunity for us to further penetrate and derive increasing revenues from our existing customer base. A portion of our sales force is dedicated to building our relationships with existing accounts, selling them product upgrades and enhancements and keeping abreast of their growing email and messaging requirements. As our customers grow, develop new online strategies and expand geographically, our sales force plans to identify new ways we can offer them enhanced messaging services. We believe this sales effort will also serve to solidify our business relationships.


Extend International Leadership

We plan to continue to aggressively market our solutions to businesses in non-U.S. markets that we believe will experience significant growth in
Web-based email usage. We have developed multiple language interfaces for our email services to be used in the world's most widely used non-English languages. We have also established marketing groups in Israel, to support our expansion in Europe and Asia, and in the United States to support our expansion in North America and Latin America. We have a sales office in London, England and we plan to open a sales office in Japan. Additionally, we plan to pursue joint ventures with local partners in attractive non-U.S. markets to accelerate our penetration globally. We believe that our multi-language capabilities, targeted international sales efforts and experience in penetrating non-U.S. markets positions us favorably in non-U.S. markets.


Enhance Technology Leadership in Email Services

We intend to leverage our core technology, software platform and expertise in developing and managing a comprehensive Web-based email service to deliver industry-leading functionality and advanced messaging services. We have recently added new services, including calendar integration, webmaster administration tools, message boards, list server features and HTML editing. We also plan to offer new services including email message language translation and integration of our email services with remote personal devices and wireless access. We intend to continue to work closely with our customers to identify new trends and functionality that will be popular with end users. In addition to internal development, we plan to seek, partner with and invest in companies developing leading edge technologies to enhance our existing functionality.


Maintain Our Cost-Effective Technology Platform

Our proprietary, open and scalable architecture gives us the flexibility to use servers that provide us with the best cost-quality combination and to leverage third-party hosting providers. This enables us to achieve a low service cost-per-emailbox while maintaining a high level of service quality. We will seek to maintain this cost-effective technology platform as we add additional functionality and features to our solution.


Leverage Relationships with Go2Net, Vulcan Ventures and Microsoft

Go2Net, Vulcan Ventures and Microsoft have invested an aggregate of $40 million in our Company. Go2Net and Vulcan Ventures have a joint representative on our Board of Directors and we have entered into business relationships with both Go2Net and Microsoft. We will seek to leverage our relationships with these customers to expand our service offerings to them and to gain access to other potential customers with whom they have relationships.


Services

We provide outsourced email and messaging services to customers of all sizes. Our solutions enable these organizations to attract, retain, communicate and conduct ecommerce with their end users.

We provide our email and messaging solutions through a variety of licensing arrangements. These arrangements typically consist of one of the following:


    o  price-per-emailbox, subject to a minimum annual service fee;

    o  a minimum annual service fee plus advertising revenue sharing; or

    o  advertising revenue sharing only.

We also provide direct marketing and communications services for a fee.

For our ZapZone Network service members, we provide our email and messaging solutions free of charge. We currently derive revenue from this network through advertising and direct online marketing.

Classic Service

Our Classic Service provides the following features:
----------------------------------------------------------------------------------------------

               Feature                                         Description

----------------------------------------------------------------------------------------------
  Web-based Emailbox               Includes a full range of industry-standard functionality,
                                   such as the ability for end users to create folders, attach electronic documents, store messages, maintain a contact
                                   center, distribute lists, and establish user profiles and
                                   signatures.
----------------------------------------------------------------------------------------------
  Highly Customized Interface      Customers offer our email services to their end users
                                   with the customer's name included in the domain
                                   address. This repeated visibility of the customer's name
                                   promotes brand awareness and customer loyalty.
                                   Additionally, our customers can design the look and feel
                                   of their Web-based email interfaces with our proprietary
                                   customization wizard tool.
----------------------------------------------------------------------------------------------
  Unified Messaging                This service enables the emailbox to become an
                                   integrated communications platform allowing the user to
                                   access email and send and receive voicemail messages,
                                   faxes and pages via land or mobile phones or personal
                                   computers.
----------------------------------------------------------------------------------------------
  Enhanced Management Features     Includes advanced email functionality such as the ability
                                   to collect email from other email accounts, sort email
                                   and access a sent messages folder. Also includes a draft
                                   folder option, message notification upon login and
                                   IMAP4 support, which allows email folders to be
                                   accessed from multiple email environments.
----------------------------------------------------------------------------------------------
  Contact Center                   Enhanced address book functionality that includes the
                                   ability to create and manage groups and to import
                                   personal information from the contact databases.
----------------------------------------------------------------------------------------------
  Calendar Integration             The web-based calendar feature allows users to access
                                   their events and tasks from any browser. Functionality
                                   includes adding, modifying, and viewing appointments,
                                   to-do tasks, notes or events. Create recurring
                                   appointments and tasks on a daily, weekly or monthly
                                   basis setting notifications for upcoming events via email,
                                   ICQ (instant messaging) or pager.
----------------------------------------------------------------------------------------------
  Spam Protection                  Advanced anti-spamming controls and email filtering.
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------

               Feature                                        Description

----------------------------------------------------------------------------------------------
  Multiple Language Capability     Our email services are provided in 18 languages:
                                   English, Chinese (Simplified and Traditional), Japanese,
                                   Spanish, French, German, Portuguese, Dutch, Finnish,
                                   Danish, Norwegian, Swedish, Russian, Hebrew,
                                   Icelandic, Korean and Italian. Additionally, we provide
                                   spell-checking in many of these languages and can
                                   support more than one language on any of our customer
                                   websites, except websites using Hebrew.
----------------------------------------------------------------------------------------------
  Kids' Email                      An email option that enables parents to control who
                                   may correspond electronically with their children.
----------------------------------------------------------------------------------------------
  Unified Registration             Allows our customers to capture important demographic
                                   information as new email users sign up in conjunction
                                   with our customer's website registration process. As a
                                   result, the user will be capable of entering a single
                                   username and password for accessing other online
                                   services offered by our customers.
----------------------------------------------------------------------------------------------
  Integrated Instant Messaging     This integrated software application enables users to
                                   chat with one another and provide users with
                                   notification of new messages and events.
----------------------------------------------------------------------------------------------
  New Message Notification         For the mobile professionals, important email messages
                                   need to be alerted via offline as well as online modes.
                                   When a new message or event arrives in a user's inbox,
                                   a notification alert may be enabled via fax, pager, or
                                   voicemail. Notification at login page is also available.
----------------------------------------------------------------------------------------------
  Secure Login (SSL)               Secure Socket Layer (SSL) encryption protects the
                                   privacy of the login and password information
                                   transferred between end-users and the email system
                                   during sign up.
----------------------------------------------------------------------------------------------
  Direct Marketing Tools           With the Custom Mail Opt-In and Mail Target
                                   programs, customers have access to low-cost direct
                                   marketing tools. Includes Custom Mail Opt-In which
                                   allows users to select specific product categories from
                                   which to receive special offers and promotions targeted
                                   to their interests. Also includes Mail Target which
                                   allows our customers to send targeted marketing
                                   messages to their email user database or to an imported
                                   list.
----------------------------------------------------------------------------------------------
  Online Statistics                Includes around the clock online access to password
                                   protected online email usage reports that include
                                   detailed information on the number of daily users,
                                   number of page views, number of active accounts, and
                                   other important usage data for auditing and billing
                                   purposes.
----------------------------------------------------------------------------------------------

Premium Services

Our  premium  services  combine  all  of  the  features  included in our Classic
Service, plus the following features:
----------------------------------------------------------------------------------------------

               Feature                                          Description

----------------------------------------------------------------------------------------------
  Offline Email Client Access       End users can access their emailbox using either a Web
                                    browser or their offline client software, such as
                                    Microsoft Outlook or Eudora.
----------------------------------------------------------------------------------------------
  Additional Disk Space Storage     End users can increase their storage capacity up to an
                                    additional ten megabytes of disk space to maintain more
                                    folders and messages in their emailbox.
----------------------------------------------------------------------------------------------
  Automated, User-Defined           Incoming emails can be automatically forwarded to an
  Email Forwarding                  alternate emailbox based on the end user's pre-set
                                    criteria.
----------------------------------------------------------------------------------------------
  Automated, Rules-Based            Incoming emails can be automatically forwarded to the
  Pager Notification                end user's pager based on the end user's pre-set criteria.
----------------------------------------------------------------------------------------------


The unified messaging, email-by-phone and IP telephony services integrate third party technology.


Planned Services

We  are  developing  new messaging services to complement our existing services.
We  actively  monitor the email and communication needs of our customers and end users  and  work to develop new features and enhancements to meet their evolving
requirements.   The  following  services  are  currently  in,  or  planned  for, development:
----------------------------------------------------------------------------------------------

                Feature                                          Description

----------------------------------------------------------------------------------------------
  Enhanced Email Security             Support for SSL encryption and technologies with
                                      enhanced anti-virus and anti-vandal security measures.
                                      (Anticipated in the fourth quarter of 2000.)
----------------------------------------------------------------------------------------------
  Community-Building Applications     Additional functionality such as message boards and list
                                      servers, which enable frequent communication among
                                      end users. (Anticipated in the third quarter of 2000.)
----------------------------------------------------------------------------------------------
  Email Message Language              Email messages will be automatically translated between
  Translation                         languages according to pre-defined user preferences.
                                      (Anticipated in the fourth quarter of 2000.)
----------------------------------------------------------------------------------------------

The statements in this prospectus regarding planned service offerings and anticipated features of such offerings are forward-looking statements. Actual service offerings and benefits could differ materially from those projected.

Direct Online Marketing Services.

We have a large and growing network of end users. As of December 31, 1999, through our customers we serve approximately 8.4 million active emailboxes and through our ZapZone Network service, which has over 190,000 sites registered, we were serving approximately 1.0 million active emailboxes. This extensive user network, along with our advanced technologies and strategic relationships, allows us to offer value-added direct marketing services to our customers and third parties. We currently provide the following services:

   Opt-in. Users   can   elect  to  receive  specific  newsletters  or  commerce
   offerings. Whenever end users choose to establish a direct communication with one of our opt-in partners, we receive a referral fee.

   MailTarget. We provide our customers with a Web-based tool which enables them to select and send tailored messages to targeted segments of their end user base. We earn revenues by charging customers a fee for each message sent with this tool.

   Third-party marketing programs. In addition to our own internal opt-in program, we also provide other third-party direct marketing companies with the opportunity to leverage our extensive user base to market their products. We earn revenues by charging third-party direct marketing companies a fee for each message sent.

The ZapZone Network Email Service

Our ZapZone Network service delivers email messaging solutions to small websites and homepages. This service enables individuals and website administrators to set up Web-based email online, often in under ten minutes. ZapZone Network-enabled sites are able to provide our core Web-based email services to their end users in multiple languages. Our ZapZone Network service enables websites to collect valuable user demographic information, which facilitates their ability to conduct targeted marketing campaigns with their members. Webmasters can then communicate with and market to those users.


Customers

We  offer  email  and messaging communications services to businesses worldwide.
As of December 31, 1999, we provided our email services to over 250 global customers. Our customer base includes Internet-centric businesses like community sites and portals, and companies where a significant online presence is integral to the overall enterprise. These customers represent a broad range of businesses and services and are geographically diverse. We also have customers comprised of small websites and website owners who offer Web-based email and messaging to their end users through our ZapZone Network service.


Sales and Marketing


Sales Strategy

Our sales strategy is to target businesses worldwide through a combination of direct, indirect and online selling initiatives. While our salespeople are responsible for selling our solutions in a geographic area, they often collaborate to recruit new customers, particularly when dealing with multinational organizations. Our sales offices are located in Santa Clara, California, New York, New York, London, England, and Netanya, Israel. We plan to extend our sales force into Europe and Japan within the next 12 months. Our sales force includes salespeople who focus on acquiring new customers, as well as dedicated salespeople who cultivate existing customers and seek to sell them premium and other services. As of December 31, 1999, we had 30 salespeople. We also plan to pursue joint ventures with local partners in attractive non-U.S. markets to assist us in the penetration of those markets.

Marketing Strategy

Our marketing strategy is focused on increasing global awareness of our solution and building our brand as a leading international provider of email and messaging services. We plan to market our solution primarily through a mix of print advertising, direct marketing, public relations and online initiatives. Through our "Powered by Commtouch" co-branding of our email solution on customers' websites, we increase our brand awareness and receive a significant number of click-through business leads. We plan to aggressively promote our premium services to our customers and their end users and our direct e-marketing services to our customers and third parties. We intend to leverage our direct sales force and develop co-branding and marketing opportunities with other online organizations to augment our marketing efforts.


Customer Support

Commtouch provides its customers rapid callback technical support 24 hours a day, seven days a week. We initally developed a proprietary software tool that provides end users with immediate online support without intervention from customer service representatives or technical staff and subsequently have begun implementation of other customer relationship management applications. We believe that this technical support model enables us to provide high quality and cost-effective support service to our customers and end users.


Technology

We leverage our nine years of email and technology experience to create world-class, robust, full-featured, reliable email solutions. We believe that our Web-based email solutions possess three major advantages over other Web-based email solutions:


Scalable and Reliable Modular System Architecture

Our Web-based email system is designed to provide maximum flexibility. We have developed a system architecture consisting of three main components: Web servers, mail servers and database servers. Web servers are responsible for the front-end email application, mail servers are responsible for the storage and transmittal of email messages and database servers are responsible for storing all other important end user and customer information. These servers interact through standard communications protocols such as HTTP, IMAP4, POP3 and SMTP and ODBC.

                            Hardware Infrastructure



                               [GRAPHIC OMITTED]



The modularity of our network architecture provides several key technological advantages:

Rapidly deployable and cost-effective. The design of our system enables us to significantly reduce our deployment time as well as costs to support each mailbox.

    o We outsource server hosting and Internet backbone access to third party providers because they are able to offer such services at bulk rates. In addition, there are numerous third-party providers from whom we can obtain these services, so our capacity is not limited and we are able to obtain favorable rates. This significantly reduces our Internet connectivity and server maintenance costs.

    o The modularity of our system architecture allows us to choose from among a broad range of industry-standard mail servers, and select the servers with optimal price/performance characteristics. Again, we are able to obtain these servers from a number of vendors, so our capacity is not limited.

    o The outsourcing of our server needs enables us to focus on the rapid deployment of applications for our clients rather than on the costly and time-consuming maintenance and development of an internal hardware infrastructure.

    o Because third-party mail servers are constantly upgraded with the most advanced features (LDAP support, HTML messaging, etc.), we are able to reduce our development time by leveraging existing off-the-shelf technology and immediately integrating these features into our service offerings.

Scalable and reliable. Our modular technology architecture enables the rapid setup of full-service email hosting facilities and enables us to quickly and seamlessly expand our system as our user base grows. In addition, we utilize redundant servers and server load balancing capabilities to re-direct traffic if a server malfunctions. Our system architecture and software platform have been designed to provide excellent service to hundreds of millions of emailboxes across millions of domains. We believe that our robust and flexible technology platform enables us to maintain one of the highest service performance levels in the industry.

Portable. As the market for outsourced email systems evolves, some organizations may demand their own in-house hosting facility. The highly modular nature of our system architecture provides us with the ability to duplicate a system in another location within a period of several days. As a result, we are well-equipped to rapidly deploy email services to this growing subset of the outsourced email systems market.


Proprietary Development Language

We   have  custom-built  a  proprietary  software  development  language  called
Application Dynamic Markup Language (ADML) in order to maximize the flexibility and minimize the development time of our email solutions.

The ADML environment encapsulates the functionality and layout of a generic Web-based email interface, while allowing our developers to rapidly customize a business partner's email system with specific features. All external resources, such as text strings, images and site-dependent parameters are stored in various databases. When a new site is built, the ADML code is compiled into ASP (Microsoft's Active Server Pages technology) code which runs on the web servers and translates the ADML code into HTML. This enables the developer to build an email interface for a business partner without having to write a single line of HTML code. This provides us with a competitive advantage for several reasons:

    o we can add new functionality and features (languages, premium and direct marketing services, etc.) to any business partner's existing email system in as little as a few hours;

    o we can simultaneously upgrade more than one email system (for example, immediately making additional languages available to any end user of a ZapZone Network service email site); and

    o we can offer automated email customization tools to our end users. For example, the ZapZone Network service takes advantage of the flexibility provided by ADML to allow webmasters to build, customize and deploy ready-to-use email sites in very little time.

                                ADML Flow chart


                               [GRAPHIC OMITTED]


Advanced Proprietary Technologies
We have developed the following proprietary technologies:

    o Complex Foreign Language Support. Currently, our system is fully double-byte-enabled to handle intricate character languages such as Chinese, Korean and Japanese, as well as right-to-left support for languages like Hebrew and Arabic.

    o Integrated Open Platform Interface. We have developed an integrated platform and series of application programming interfaces that enable us to rapidly and fully integrate additional communications features and functionality into our service offering.

    o Advanced Direct Marketing Technology. Our MailTarget service is a Web-based tool which provides customers with a user-friendly method of selecting and delivering tailored messages to a targeted segment of their user populations.

    o Customization Wizard Tool. We have developed a proprietary technology tool which enables customers to design the look and feel of their Web-based email interface so that it is consistent with their own brand images.

Competition

In the market for email and messaging services, we compete directly with Web-based email service providers, including Critical Path, Mail.com and USA.NET, as well as with companies that develop and maintain in-house email solutions. In addition, companies such as Software.com currently offer email software products to ISPs, web hosting companies, web portals and corporations. Furthermore, numerous small-scale email providers offer low-cost basic services, but without scalable systems or value-added functionality. These and other companies could potentially leverage their existing capabilities and relationships to enter the email service industry by redesigning their system architecture, pricing and marketing strategies to sell through to the entire market. The ability of these competitors to offer a broader suite of complementary services may give them a considerable advantage over us. In the future, ISPs, web hosting companies and outsourced application companies may broaden their service offerings to include outsourced email.

Our market's level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our service offerings, we may encounter increased competition in the development and delivery of these services. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships on more favorable terms. Further, certain of our competitors may offer services at or below cost. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. Increased competition may result in reduced operating margins and loss of market share.

We believe that our solution has the following competitive advantages:

    o  highly customizable and flexible;

    o  rapidly deployable;

    o  available in 18 languages;

    o  designed to integrate numerous messaging applications; and

    o  has the ability to effectively address multiple market needs.

However, despite our competitive positioning, we may not be able to compete successfully against current and future competitors.


Intellectual Property


We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have the following registered trademarks: COMMTOUCH (registered in the U.S.); PRONTO (U.S. and other countries); COMMTOUCH SOFTWARE (Australia and New Zealand); PRONTO FAMILY, PRONTO SECURE (Japan); PRONTO MAIL (Japan and New Zealand). We also have the following pending trademark applications: COMMTOUCH (Israel and other countries), ZAPZONE NETWORK, ZZN (U.S., Israel and other countries) and PRONTO (Mexico, European Community and India). It may be possible for unauthorized third parties to copy or reverse engineer certain portions of our products or obtain and use information that we regard as proprietary. Certain end user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights in the United
States or abroad will be adequate or that competing companies will not independently develop similar technology.


Other parties may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Our ZapZone Network service allows webmasters to select the email service name of their choice. There is, therefore, the possibility that they will select email service names that may infringe the rights of others under U.S. state and/or federal or foreign trademark and/or anti-dilution or similar laws. ZapZone Network service's placement of ZapZone Network service icons and advertisements on ZapZone Network service webmasters' web pages may contribute to our perceived liability for any allegedly infringing acts. We do not audit webmasters' email service name choices for compliance with any intellectual property rights of others. However, in our current webmaster license agreements, we require webmasters to indemnify us for claims resulting from their chosen email service names; we also require users to indemnify us in their license agreements. Furthermore, in our license agreements with webmasters and users, we expressly reserve the right to eliminate their account or to change their email service names, in our sole discretion. We have received complaints from several parties that email service names chosen and registered by ZapZone Network service users are similar or identical to domain names and/or trademarks in which the complainants claim an interest. We have responded by reviewing the content of the complainants' complaints, and either
(a) sought additional substantiating information (b) requested a response to the complaint from the relevant webmaster, and/or (c) changed or deleted the email service name in question.

We also intend to continue to strategically license certain technology from third parties, including our mail server and SSL encryption technology. In the future, if we add certificate technology to our systems, we may license additional technology from third-party vendors. We cannot be certain that these third-party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our products and services. These third-party in-licenses may expose us to increased risks, including risks associated with the assimilation of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in product and service development until equivalent technology can be identified, licensed and integrated. Any such delays in services could cause our business, financial condition and operating results to suffer.


Government Regulation

There are currently few laws and regulations directly applicable to the Internet and commercial email services. Examples include the Children's Online Privacy Protection Act and related regulations in the U.S. and restrictions on the export of personal data from the European Community. However, it is possible that a number of laws and regulations may be adopted with respect to the Internet or commercial email services covering issues such as user privacy, pricing, content, copyright, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for online email may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. The adoption of additional laws or regulations may impair the growth of the Internet or commercial online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have a material adverse effect on our business, operating results and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet could have a material adverse effect on our business, operating results and financial condition.


Employees

As of December 31, 1999, we had 214 full-time employees. None of our U.S. employees is covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to Commtouch's Israeli employees. These provisions principally concern the maximum length of the work day and work week, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of Commtouch's employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Commtouch currently funds its ongoing severance obligations by making monthly payments for insurance policies and by an accrual.

A general practice in Israel followed by Commtouch, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as "Managers' Insurance." This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee's base salary, and the employer contributes between 13.3% and 15.8% of the employee's base salary. Full-time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee's base salary. Commtouch also provides certain employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee's base salary, and the employer contributes an amount equal to 7.5% of the employee's base salary.


Office Locations

Our principal executive offices are located at 6 Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel, where our telephone number is 011-972-9-863-6888, and 3945 Freedom Circle, Santa Clara, California 95054, where our telephone number is (408) 653-4330. In addition, we have sales offices in London and New York.

                                  MANAGEMENT


Executive Officers and Directors

The  following  table  sets  forth  certain  information regarding our executive officers and directors:
Name                       Age                         Position
----                       ---                         --------
Gideon Mantel(1)    ......  40     Chief Executive Officer and Director
Amir Lev   ...............  40     President, Chief Technology Officer and Director
Isabel Maxwell   .........  49     President, Commtouch Software, Inc.
James Collins    .........  41     Chief Financial Officer
Allan Barkat(1)  .........  40     Chairman of the Board of Directors
Yair Safrai(2)   .........  41     Director
Yoseph Sela(1)(2)   ......  47     Director
Nahum Sharfman   .........  52     Director
Richard Sorkin   .........  38     Director
Thomas Camp   ............  36     Director

------------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee




Other Management Employees

The  following  table  sets  forth  the  names and positions of other management employees:
Name                         Age                         Position
----                         ---                         --------
Robert "Rip" Gerber ........  37     Vice President, Marketing and Ecommerce,
                                     Commtouch Software, Inc.
Avner Amram ................  38     Vice President, Operations, Commtouch
                                     Software, Inc.
Yael Elish .................  31     Vice President, Strategic Development, Commtouch
                                     Software, Inc.
Igor Gusak .................  44     Vice President and General Manager, Custom Mail
                                     (US), a division of Commtouch Software, Inc.
Yuval Neria  ...............  40     Vice President, International Sales
Ronen Rosenblatt ...........  34     Vice President, Research and Development
Ronni Zahavi ...............  34     Vice President, Human Resources
Scott Slater ...............  45     Vice President, Corporate Development


Gideon Mantel is a co-founder of Commtouch and served as its Chief Financial Officer from its inception in February 1991 until October 1995, when he became Commtouch's Chief Operating Officer. In November 1997, he became Commtouch's Chief Executive Officer. He has also served as a director of Commtouch since inception. Mr. Mantel received a B.A. in Political Science and an M.B.A from Tel Aviv University.


Amir Lev is a co-founder of Commtouch and has served as its Chief Technology Officer and as a director since its inception in 1991. Mr. Lev has also been the General Manager of Commtouch since January 1997 and in January 2000 became President. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University, Jerusalem.


Isabel Maxwell has served as the President of Commtouch Software, Inc. since February 1997. Ms. Maxwell was a co-founder, and from March 1993 to August 1996 served as the Senior Vice President of International Business Development, Corporate Affairs and Investor Relations, of The McKinley Group Inc., an Internet search engine company. From August 1996 to October 1996, Ms. Maxwell was an Executive Vice President of Excite, Inc. Ms. Maxwell received a B.A. and M.A. in History and Modern Languages from Oxford University.

James Collins has served as the Chief Financial Officer of Commtouch since March 1999 and as the Secretary of Commtouch from April 1999 to January 2000. From October 1997 to February 1999, Mr. Collins was a private investor. From March 1992 to December 1996, Mr. Collins served as the Chief Financial Officer and Secretary, and from January 1997 to September 1997 as the Vice President of Operations, of Pete's Brewing Company, a specialty brewer. Mr. Collins received a B.S. in Business Administration from the University of the Pacific and is a Certified Public Accountant in the State of California.

Allan Barkat has served as a Director of Commtouch since February 1996 and Chairman of the Board of Directors since April 1999. From June 1999 to the present, Mr. Barkat has been a Managing Director of Apax Partner Ventures
Israel, Ltd. From March 1997 to the present, Mr. Barkat has been a Managing Director of Apax-Leumi Partners, Ltd. the investment advisor to Israel Growth Fund, LP, a technology-focused venture capital fund. From January 1995 to March 1997, Mr. Barkat served as an Assistant Director of Apax-Leumi Partners Ltd. From 1992 to 1994, Mr. Barkat served as Vice President of Marketing & Sales of DSP Communications Group, Inc., a wireless semiconductor company. Mr. Barkat has also served as a director of Fundtech Ltd. Mr. Barkat received a B.Sc. from the Technion, Haifa.

Yair Safrai has served as a Director of Commtouch since January 1999. From September 1996 to the present, Mr. Safrai has been the Managing Partner of Concord Ventures, a technology-focused venture capital fund. From July 1994 to September 1996, Mr. Safrai served as Vice President of Nitzanim, a venture capital fund. Mr. Safrai received a B.A. in Management and Economics from Tel Aviv University, an M.A. from the University of Pennsylvania, and an M.B.A. from the Wharton Business School, University of Pennsylvania.

Yoseph Sela has served as a Director of Commtouch since February 1996. From January 1993 to the present, Mr. Sela has served as Executive Vice President of Gemini Capital Fund Management, a technology-focused venture capital fund. Mr. Sela received a B.Sc. from the Technion, Haifa and an M.B.A. from Tel Aviv University.

Nahum Sharfman will join the Board in March 2000. Mr. Sharfman is a co-founder of Commtouch and served as its Chief Executive Officer and Chairman of the Board from its inception in February 1991. In November 1997 Mr. Sharfman stepped down as Chief Executive Officer to become a founder of Dealtime.com. Mr. Sharfman remained Chairman of the Board of Commtouch until he resigned in January 1999. Prior to founding Commtouch, Mr. Sharfman spent eleven years with National Semiconductor Corporation in various development and management roles. Mr. Sharfman received a Ph.D. in High Energy Nuclear Physics from Carnegie Mellon University and M.S. and B.S. degrees in Physics from the Technion, Haifa.


Richard Sorkin has served as a Director of Commtouch since July 1999. Since June 1998 Mr. Sorkin has served as an advisor to several early-stage Internet companies and is a director of several private companies. From June 1998 to April 1999 he was the Chairman of the Board of Directors of ZIP2, an Internet media company which was sold to Compaq. From May 1996 to June 1998, he was Chief Executive Officer of ZIP2 and from May 1993 to March 1996 he held various executive positions with Creative Technology, Ltd., a leading provider of multi-media hardware. Mr. Sorkin received a B.A. with honors in Economics from Yale University and an M.B.A. from Stanford University.


Thomas Camp has served as a Director of Commtouch since July 1999. Since April 1999, Mr. Camp has served as Vice President, Business Development at Go2Net, a network of branded, technology-and community-driven websites. From September 1990 to April 1999, he was an attorney with the law firm of Hutchins, Wheeler & Dittmar, most recently as a stockholder. Mr. Camp received a B.A. from Tufts University, an M.B.A. from Boston College Graduate School of Management and a J.D. from Boston College Law School. Go2Net and Vulcan Ventures Incorporated entered into an agreement with us in which they purchased shares and received a warrant to purchase additional shares. Under that agreement, they have the right to name one director to our board, as long as they continue to hold at least 25% of their combined number of shares and the shares available to Go2Net upon exercise of the warrant. Mr. Camp was appointed to the board pursuant to that agreement.

Robert "Rip" Gerber has served as Vice President, Marketing and Ecommerce of Commtouch Software, Inc. since March 1999. Mr. Gerber was the founder of @Once, an email direct marketing company, and from February 1998 to February 1999 served as its President. From September 1995 to January 1998, Mr. Gerber served as Managing Director of Pantheon Consulting Group LLC, a marketing and planning services company. From August 1992 to August 1995, Mr. Gerber was a consultant for Deloitte & Touche LLP, a public accounting firm. Mr. Gerber received a B.S. in Chemical Engineering from the University of Virginia and an M.B.A. from Harvard Business School.

Avner Amram has served as Vice President, Operations of Commtouch Software, Inc. since April 1999. Mr. Amram was Director of Operations of Commtouch Software, Inc. from March 1998 to April 1999 and a Software Team Leader from March 1996 to March 1998. Mr. Amram received a B.Sc. in Computer Science from the Technion, Haifa.

Yael Elish has served as the Vice President, Strategic Development of Commtouch Software, Inc. since April 1999. Ms. Elish was Commtouch's Director of Business Development from August 1998 to March 1999 and was Commtouch's Director of Sales from December 1996 to August 1998. From August 1993 to August 1996, Ms. Elish was a Marketing Manager of Widecom Ltd., a provider of Internet integration services and software development. Ms. Elish received a B.A. in International Relations from Hebrew University in Jerusalem.

Igor  Gusak  has  served  as the Vice President and General Manager, Custom Mail
(US), a division of Commtouch Software, Inc., since April 1999. Dr. Gusak was the Director of Sales and Marketing of Commtouch from February 1997 to March 1999 and the Director of Original Equipment Manufacturer Sales for Commtouch from January 1995 to January 1997. Dr. Gusak received a Ph.D. in Mathematics from Urals University, Ekaterinburg, Russia.

Yuval Neria has served as the Vice President, International Sales of Commtouch since April 1999. Mr. Neria was the Director of International Marketing and Sales for Commtouch from March 1997 to April 1999, the Director of Pacific Rim Operations for Commtouch from March 1996 to April 1997, a Product Manager for Commtouch from March 1995 to April 1996, and a Quality Assurance Manager for
Commtouch from March 1993 to April 1995. Mr. Neria received a B.A. in Computer Science from the City University of New York.


Ronen Rosenblatt has served as the Vice President, Research and Development of Commtouch since April 1999. Mr. Rosenblatt served as the Director of Research and Development for Commtouch from November 1994 to March 1999. Mr. Rosenblatt received a B.Sc. in Electronics and Computer Engineering from Tel Aviv University.

Ronni Zahavi has served as a Vice President Human Resources for Commtouch Software Ltd. since July 1999. From June 1997 to July 1999, Mr. Zehavi was Human Resources and Training Manager at Mondex -- Electronic Cash, a subsidiary of Mastercard International. From January 1994 to June 1997, he was an organizational consultant. Mr. Zehavi received his BA in Educational Psychology and History from Tel Aviv University, and received his M.A. in Organizational Sociology from Bar-Ilan University.


Scott Slater has served as the Vice President, Corporate Development of Commtouch since December 1999. From February 1998 to December 1999, Mr. Slater was Senior Vice President, Business Development for NewsReal, Inc. and from September, 1996 to February, 1998, Mr. Slater was President and Chief Executive Officer of O2Works, Inc. Mr. Slater studied psychology at Boston University from 1972 to 1976.


Election of Directors

Directors are elected by shareholders at the annual general meeting of the shareholders and hold office until the annual general meeting next following the annual general meeting or general meeting at which such Director is elected and until his successor is elected or until he is removed. An annual general meeting shall be held at least once in every calendar year, but not more than fifteen months after the last preceding annual general meeting. Directors may be removed and other directors may be elected in their place or to fill vacancies in the Board of Directors at any time by the holders of a majority of the voting power at a general meeting of the shareholders. Until a vacancy is filled by the shareholders as aforesaid, the Board of Directors may appoint new directors temporarily to fill vacancies on the Board of Directors. The Articles of Association of Commtouch authorize nine directors or such greater number as may be determined from time to time by an ordinary resolution of the shareholders. There are no family relationships among any of the directors, officers or key employees of Commtouch.


Alternate Directors

The Articles of Association of Commtouch provide that any director may appoint another person to serve as an alternate director and may remove such alternate. Any alternate director possesses all the rights and obligations of the director who appointed him, except that the alternate has no standing at any meeting while the appointing director is present, and the alternate is not entitled to remuneration. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.


Independent and Outside Directors

The new Israeli Companies Law, which took effect on February 1, 2000, requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

    o  an employment relationship;

    o  a business or professional relationship maintained on a regular basis;

    o  control; and

    o  service as an office holder.

No person may serve as an outside director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

    o such majority includes at least one-third of the shares held by non-controlling shareholders, as that term is defined in the Companies Law, who are present and voting at the meeting; or

    o the total number of shares held by non-controlling shareholders voting against the election of the director at the meeting does not exceed one percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and may be extended for an additional three years. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside director ceases to meet the statutory qualifications for her appointment or if she violates her fiduciary duty to the company. Each committee of a company's Board of Directors must include at least one outside director. An outside director is entitled to compensation as provided in the regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

In addition, the Nasdaq National Market requires us to have at least two independent directors on our Board of Directors and to establish an audit committee, at least a majority of whose members are independent of management. We intend to appoint new directors who will qualify both as independent directors under the Nasdaq National Market requirements and as outside directors under the Companies Law at our next annual shareholders meeting, which will be held no later than August 1, 2000.


Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all of the outside directors. The chairman of the Board of Directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.


Internal Auditor

Under the Companies Law, the Board of Directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he or she may not be the company's independent accountant or its representative.


Compensation Committee Interlocks and Insider Participation

The Compensation Committee, which was established by the Board in January 1996, is responsible for determining salaries, incentives and other forms of compensation for our directors, officers and other employees and for administering various incentive compensation and benefit plans. The Compensation Committee consists of the Chief Executive Officer and two outside directors. Allan Barkat and Yoseph Sela are currently the two outside directors on our Compensation Committee.


Conflicts of interest may arise as a consequence of the relationship of one of our directors, Thomas Camp, with Vulcan and Go2Net, including conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by Go2Net, Vulcan Ventures or their affiliates, on the other hand, or conflicts related to existing or new contractual relationships between us, on the one hand, or by Go2Net, Vulcan Ventures or their affiliates, on the other hand. Transactions between us and our officers and directors, and extraordinary transactions between us and our principal shareholders or a third party in which a principal shareholder has a personal interest generally require the approval of a majority of the board of directors, including a majority of the independent and disinterested outside directors, and in some circumstances, audit committee and shareholder approvals as well (See "Approval of Certain Transactions").



Compensation of Officers and Directors

The directors of Commtouch can be remunerated by Commtouch for their services as directors to the extent such remuneration is approved by Commtouch's audit committee, board of directors, and shareholders at a general meeting. Directors currently do not receive cash compensation for their services as directors but are reimbursed for their expenses for each Board of Directors meeting attended. However, see "Nonemployee Directors Stock Option Plan," below.

The aggregate direct remuneration paid by Commtouch to all directors and executive officers (10 persons) in 1999 was approximately $800,000. During the same period Commtouch accrued or set aside approximately $27,000 for the same group to provide pension, retirement or similar benefits. As of February 29, 2000, directors and executive officers of Commtouch (10 persons) held stock options to purchase an aggregate of 466,180 ordinary shares.



U.S. Stock Option Plan

Our 1996 CSI Stock Option Plan, which is the plan for U.S. employees and consultants, is administered by our Compensation Committee. Our Compensation Committee consists of at least two directors who are non-employee directors, as that term is defined in Rule 16b-3. The Board of Directors may amend the option plan as desired without further action by Commtouch's shareholders, except as required by applicable law. The plan will continue in effect until terminated by the Board or until January, 2006.

The consideration for each award under the plan is established by the Compensation Committee, and in no event shall the exercise price for ISOs be less than 100% of the fair market value of the underlying stock on the date of grant. Awards have such terms and are exercisable in such manner and at such times as the Compensation Committee may determine. Typically, an option granted under the plan vests with respect to one-fourth of the shares subject to the option on the first anniversary of the grant date and with respect to 1/36 of the remaining shares each month thereafter. However, the Compensation Committee may, in its discretion, permit an optionee to exercise unvested options, provided that such shares are subjected to a right of repurchase in favor of Commtouch Software, Inc. according to the original vesting schedule. Each ISO expires not more than 10 years from the date of grant.

The 1996 CSI Stock Option Plan had originally reserved 1,000,000 shares for issuance under the plan. In April of 1999, the Board of Directors amended the Plan to provide for a pool of 5,000,000 shares which may be issued under the 1996 CSI Stock Option Plan, the 1999 Israeli Share Option Plan, and the Israeli Option Agreements issued to Israeli employees.


Israeli Option Agreements and 1999 Israeli Share Option Plan

To date we have granted options to Israeli employees and consultants pursuant to individual option agreements (the "Israeli Option Agreements") rather than pursuant to a stock option plan. Typically, options granted pursuant to the Israeli Option Agreements vest in four equal annual installments and expire no later than ten years from the date of grant. Substantially all of the Israeli Option Agreements provide that only the grantee can exercise options under the Israeli Option Agreements, and the grantee cannot assign or transfer the options. Moreover, if a grantee ceases to be employed by Commtouch on a full time basis, then the grantee will have a limited period from the cessation of employment in which to exercise any vested options. Grantees are responsible for paying all taxes and mandatory payments upon the exercise of options.

In connection with the initial public offering, the Board of Directors has approved the 1999 Section 3(i) Share Option Plan (the "1999 Israeli Share Option Plan"). The 1999 Israeli Share Option Plan will be administered by the Board of Directors, or by a Share Option Committee appointed by the Board of Directors (currently the Compensation Committee). The Board or the committee has full power to designate the persons entitled to receive options and the terms and provisions of the option agreements (including the number and price of shares subject to each grant and the acceleration of the right of an optionee to exercise in whole or in part any previously granted option). Typically, an option granted under the plan vests with respect to one-fourth of the shares subject to the option on the first anniversary of the grant date and with respect to one-36th of the remaining shares each month thereafter. Options are exercisable only during the lifetime of the optionee, and are not transferable other than by will or laws of descent.


As of February 29, 2000, stock options to purchase 2,831,842 ordinary shares had been granted to employees, consultants, executive officers and nonemployed directors under the Company's stock option plans. Of that number 1,528,087 had not been exercised and had exercise prices ranging from $1.45 to $48.56 per share and a weighted average per share exercise price of $23.26, and were held by 271 persons.

Certain of the option agreements for options granted to employees (pursuant to the Israeli Option Agreements) and to key employees (pursuant to the 1996 CSI Stock Option Plan) provide for acceleration of vesting in a change of control. Pursuant to these agreements, 50 percent of such an employee's unvested options will vest at the closing of the change of control. In such event, the remainder of the unvested options, if granted pursuant to an Israeli Option Agreement, shall be subject to the vesting provisions set forth in the Israeli Option Agreement, and if granted pursuant to the 1996 CSI Stock Option Plan, shall vest on the first anniversary of the change of control.

The total number of shares which can be issued under our 1999 Israeli Share Option Plan, 1996 CSI Stock Option Plan and the Israeli Option Agreements previously issued to Israeli employees is 5,000,000. The remaining 2,876,850 shares will be allocated from time to time by the Board of Directors to the 1999 Israeli Share Option Plan and the 1996 CSI Stock Option Plan.


Employee Stock Purchase Plan

Our 1999 Employee Stock Purchase Plan, or ESPP, which was adopted by our board of directors on April 18, 1999 and was approved by our shareholders on June 8, 1999, took effect upon the closing of the initial public offering. The ESPP provides employees with an opportunity to purchase ordinary shares of Commtouch through accumulated payroll deductions. We have reserved 150,000 ordinary shares for issuance under the ESPP, of which 26,219 shares were issued on February 15, 2000 The number of ordinary shares reserved shall be increased each January 1 by 110 percent of the number of shares purchased under the ESPP in the previous year. The ESPP is intended to qualify for favorable tax treatment under Section 423 of the Internal Revenue Code. Generally, the ESPP will be implemented through a series of offering periods of 24 months' duration, with new offering periods commencing on the first trading day on or after February 15 and August 15 of each year. However, the first offering period will commence on the first business day on which price quotations for Commtouch's ordinary shares are available on the Nasdaq National Market and will expire on August 14, 2001. Each 24-month Offering Period will contain four six-month Purchase Periods, starting on each February 15 and August 15. However, the first Purchase Period will commence on the first trading day after the closing of the offering and will end on February 14, 2000. Shares may be purchased at the end of each purchase period.

The ESPP will be administered by a plan administrator appointed by our Board of Directors. Each employee of ours or of any majority-owned subsidiary of ours who is customarily employed by us or a majority-owned subsidiary for more than 20 hours per week and more than five months per calendar year will be eligible to participate in the ESPP. No employee shall be permitted to participate in the ESPP:

    o if such employee, immediately after his or her election to participate, would own shares possessing five percent or more of the total combined voting power or value of all classes of stock of the Company; or

    o if under the terms of the ESPP the right of the employee to purchase shares would accrue at a rate that exceeds $25,000 of the fair market value of such shares for each calendar year for which such right is outstanding.

The ESPP permits an eligible employee to purchase ordinary shares through payroll deductions, which may not exceed 15 percent of his or her compensation, including incentive compensation, commissions and other bonuses. The shares are purchased at a price equal to 85 percent of the lesser of:

    o the fair market value of the ordinary shares at the beginning of the offering period (provided, however, in the case of the first offering period, this number is the price per share at which the ordinary shares were offered to the public in the initial public offering); or

    o the fair market value of the ordinary shares at the end of each purchase period.

Employees may terminate their participation in the ESPP at any time during the offering period; they may change their level of participation in the ESPP only one time during the offering period. Participation in the ESPP terminates automatically on the participant's termination of employment with us.

In the event of a merger, consolidation, dissolution or liquidation of the Company, the ESPP shall terminate unless the plan of merger, consolidation or reorganization provides otherwise. The Board of Directors shall have the right to amend, modify or terminate the ESPP at any time, except in cases where shareholder approval is required by law.

1999 Nonemployee Directors Stock Option Plan

Our 1999 Nonemployee Directors Stock Option Plan (Directors Plan), which was adopted by our board of directors on April 18, 1999 and was approved by our shareholders on June 8, 1999, took effect upon the closing of the initial public offering. Under the 1999 Nonemployee Directors Stock Option Plan, nonemployee members of the board of directors are eligible for automatic option grants. The Directors Plan will continue in effect until terminated by the Board or until the tenth anniversary of its effective date.

A maximum of 250,000 ordinary shares has been authorized for issuance under the Directors Plan. No shares have yet been issued under the Directors Plan. The
Board of Directors, or a committee consisting of at least two nonemployee directors, will make all administrative determinations under the Directors Plan.

Each individual who first joins the Board of Directors as a nonemployee director on or after the effective date of the initial public offering will receive at that time an option grant for 10,000 ordinary shares. In addition, on the date of the first board meeting immediately following the annual shareholders meeting, commencing with the annual shareholders meeting held in 2000, the Company shall grant to each nonemployee director then in office (other than nonemployee directors who received their initial 10,000 share grant under the plan on or after the record date for such annual meeting) an option to purchase 10,000 ordinary shares. In 1999, the grant was made on the first business day on which price quotations for Commtouch's ordinary shares were available on the Nasdaq National Market, and the fair market value of the ordinary shares on that day is the price at which ordinary shares were offered to the public on that day. Each option granted under the Directors Plan shall become exercisable with respect to one fourth of the number of shares covered by such option three months after the date of grant and with respect to one third of the remaining shares subject to the option every three months thereafter. Each option will have an exercise price equal to the fair market value of the ordinary shares on the grant date of such option. Each option will have a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors. In the event of such earlier termination, an optionee may exercise options held at the date of termination to the extent then exercisable, within three months after such date, but not thereafter; provided, however, the optionee has two years from the date of termination to exercise vested options if such termination is due to death or disability. Each option will vest automatically upon a change in control.


401(k) Plan

The Company has adopted the Commtouch Software, Inc. 401(k) Savings Plan (the "401(k) Plan"), which is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended. All full-time employees of Commtouch Software, Inc. are eligible to participate in the 401(k) Plan at any time after their date of hire. Participants may make pre-tax contributions to the 401(k) Plan of up to 20% of their gross wages, subject to a statutory prescribed annual limit. Each participant will be fully vested in his or her contributions. The Company may make matching contributions on a discretionary basis to fund the 401(k) Plan. Any employer contributions would be vested under a 6-year graded schedule. Contributions by the Company, if any, will be generally deductible by the Company when made. Contributions by the participants or the Company to the 401(k) Plan and the income earned on such contributions will be held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.


Approval of Certain Transactions

The Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder, as defined in the Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director or any other person assuming the responsiblities of any of the foregoing positions without regard to the person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and such person's personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his or her position as an office holder. Each person listed in the table under "Management" above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the Board of Directors unless the Articles of Association provide otherwise. Arrangements regarding the compensation of directors also require audit committee and shareholder approval.

The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a five percent or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company's profitability, assets or liabilities.


In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the Articles of Association of the company provides otherwise. Such approval must determine that the transaction is not adverse to the company's interest. If the transaction is an extraordinary transaction, then in addition to any approval required by the Articles of Association it also must be approved by the audit committee and by the Board of Directors and, under specified circumstances, by a meeting of the shareholders. An Israeli company whose shares are publicly traded shall not be entitled to approve such transaction unless, at the time the approval was granted, two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. This provision shall not apply to companies whose shares are publicly traded abroad until August 1, 2000. An office holder who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the audit committee generally may not be present at this meeting or vote on this matter.


The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more that 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the Board of Directors and the shareholders of the company.

The shareholder approval must either include at least one-third of the disinterested shareholders who are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company's outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more that five percent of the company's outstanding capital, requires approval by the Board of Directors and the shareholders of the company.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

    o  any amendment to the Articles of Association;

    o  an increase of the company's authorized share capital;

    o  a merger; or

    o approval of interested party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under the company's Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty.

For information concerning the direct and indirect personal interests of some of our office holders and principal shareholders in transactions with us, see "Certain Relationships and Related Transactions." See also "Anti-Takeover Provisions Under Israeli Law" below.


Indemnification of Directors and Officers; Limitations on Liability

Israeli law permits a company to insure an Office Holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his fiduciary duty to the company, to the extent that he acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an Office Holder for monetary liabilities as a result of an act or omission that he committed in connection with his serving as an Office Holder. Moreover, a company can indemnify an Office Holder for (a) monetary liability imposed upon him in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or imposed upon him by a court, in an action, suit or proceeding brought against him by or on behalf of the company or other persons, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case in connection with his activities as an Office Holder.


The Articles of Association of Commtouch allow Commtouch to insure and indemnify Office Holders to the fullest extent permitted by law provided such insurance or indemnification is approved by the Audit Committee. The Registration Rights Agreement which we entered into with Go2Net and Vulcan, contains certain provisions relating to indemnification of our directors and officers.


Certain members of our management team are officers of our subsidiary, Commtouch Software, Inc. a California corporation, or reside in California. The Articles of Incorporation of Commtouch Software, Inc. provide that the liability of the directors of Commtouch Software, Inc. for monetary damages shall be eliminated to the fullest extent permissible under California law and that the corporation is authorized to provide for the indemnification of agents of the corporation, as defined in Section 317 of the California General Corporation Law, in excess of that expressly permitted by Section 317 for breach of duty to the corporation and its shareholders to the fullest extent permissible under California law.

With  respect  to  all  proceedings  other  than shareholder derivative actions,
Section 317 permits a California corporation to indemnify any of its directors, officers or other agents only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. In the case of derivative actions, a California corporation may indemnify any of its directors, officers or agents only if such person acted in good faith and in a manner such person believed to be in the best interests of the corporation and its shareholders.
Furthermore, in derivative actions, no indemnification is permitted (i) with respect to any matter with respect to which the person to be indemnified has been held liable to the corporation, unless such indemnification is approved by the court; (ii) of amounts paid in settling or otherwise disposing of a pending action without court approval; or (iii) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval. To the extent that a director, officer or agent of a corporation has been successful on the merits in defense of any proceeding for which indemnification is permitted by Section 317, a corporation is obligated by Section 317 to indemnify such person against expenses actually and reasonably incurred in connection with the proceeding.

                             CERTAIN TRANSACTIONS


Relationship with Go2Net

Concurrent with the closing of the initial public offering, our U.S. subsidiary, Commtouch Software, Inc., entered into a Customized Web-based Email Service Agreement with Go2Net. Under that agreement, we provide customer email services, including calendaring and other products and services, to end users of Go2Net's various properties, which may include cable subscribers of Charter Communications and its affiliates, users of services offered by High Speed Access Corp. and any browser, website, ISP or similar service that Go2Net sponsors or provides content to. Under the agreement, Commtouch hosts, serves and maintains the email, calendaring and other services and Go2Net sells advertising to be displayed in the products and services. Go2Net will pay Commtouch a share of revenues from advertising generated from email, calendaring or other services and related upgrades provided by Commtouch for Go2Net's users. The agreement between Commtouch and Go2Net has a three year duration, but Go2Net has the right on each anniversary to terminate the agreement. Go2Net also has the right to terminate the agreement if there are technical problems with the products or services provided by Commtouch. The performance specifications set forth in the agreement include requiring us to maintain certain levels of email system availability and response time, as well as technical support to Go2Net's email end users and to Go2Net, among other things.

In connection with entering into the email services agreement, we issued to Go2Net a warrant to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share. The warrant is non-forfeitable, fully vested and immediately exercisable, and will expire five years from the date of the email service agreement.


Concurrent with our entering into the email services agreement, we issued $13.3 million in ordinary shares to Go2Net and $6.7 million in ordinary shares to Vulcan Ventures in a private placement at $14.88 per share. Pursuant to the share purchase agreement, Go2Net and Vulcan Ventures have the right to name one director to our board as long as they continue to hold at least 25% of the combined number of shares purchased by them in the private placement and the shares issuable to Go2Net upon exercise of the warrant. Mr. Camp was appointed to the board pursuant to that agreement. In connection with this transaction, we agreed to pay U.S. Bancorp Piper Jaffray an advisory fee of $550,000 under the terms of an engagement letter agreement dated as of July 5, 1999.


We agreed to register the shares and warrant described above promptly after the closing of the initial public offering. The registration statement became effective on January 7, 2000.


Ordinary Share Financings

Mr. Yiftah Atir, a director of Commtouch, is a Managing Director of Evergreen Canada Management Ltd., the general partner of Harbour Vest-Evergreen L.P. Pursuant to several Share Purchase Agreements we issued and sold ordinary shares to Evergreen Canada Israel Investments and Company Ltd., Yarok Ad Fund Investment Partnership L.P. and Gmul Investment Company Ltd (the "Evergreen Investors"). These shares were subsequently converted into Series A Convertible Preferred Shares and certain of these shares were transferred to HarbourVest-Evergreen L.P.


Preferred Share Financings


Series B Convertible Preferred Shares. Mr. Yoseph Sela, a director of Commtouch, is an Executive Vice President of Gemini Capital Fund Management, which manages Gemini Israel Fund L.P. ("GIF"), and Mr. Allan Barkat, also a director of Commtouch, is a Managing Director of Apax-Leumi Partners, which is the investment advisor to Israel Growth Fund L.P. ("IGF"). Pursuant to a Preferred Share Purchase Agreement entered into in January 1996, we issued and sold 51,085 Series B Convertible Preferred Shares and 13,873 warrants for Series B Convertible Preferred Shares to IGF, GIF, Dr. Ed Mlavsky, Mr. Yoseph Sela, and certain of the Evergreen Investors for a total investment of approximately $2.3 million. The Evergreen Investors subsequently transferred their shares to HarbourVest Evergreen L.P.

Series C Convertible Preferred Shares. Mr. Yair Safrai, a director of Commtouch, is a Managing Partner of Concord Ventures, which manages the Concord Funds (as defined below). Pursuant to Preferred Share Letter Agreements entered into in December 1998 and February 1999, we issued and sold (i) 41,570 Series C Convertible Preferred Shares to k.t. Concord Venture Fund (Cayman) L.P., k.t. Concord Venture Fund (Israel) L.P., k.t. Concord Venture Advisors (Cayman) L.P. and k.t. Concord Venture Advisors (Israel) L.P. (the "Concord Funds"), for a total investment of approximately $3.0 million; (ii) 16,249 Series C Convertible Preferred Shares to IGF for a total investment of approximately $1.2 million; and (iii) 12,779 Series C Convertible Preferred Shares to GIF for approximately $922,000.


Option  Exercises  and  Purchases  of  Shares  Subject  to Repurchase By Certain
Officers


Gideon Mantel is the Chief Executive Officer and a Director of Commtouch. On March 17, 1999, Mr. Mantel exercised certain options granted to him by Commtouch. In consideration for the ordinary shares purchased pursuant to the exercise of the options, he provided Commtouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $341,272. The promissory note bears interest at 4.83% annually, with payments of interest only due on March 17 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Mantel to purchase 286,120 ordinary shares of Commtouch at a weighted average purchase price of $1.19 per share. The promissory note is collateralized by a pledge of the stock purchased. The outstanding principal amount of the note as of February 29, 2000 is $341,272.

Isabel Maxwell is the President of Commtouch Software, Inc. On March 17, 1999, Ms. Maxwell exercised certain options granted to her by Commtouch. As consideration for the ordinary shares purchased pursuant to the exercise of the options, she provided Commtouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $295,858. The promissory note bears interest at 4.83% annually, with payments of interest only due on March 17 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Ms. Maxwell to purchase 204,040 ordinary shares of Commtouch at a purchase price of $1.45 per share. The promissory note is collateralized by a pledge of the stock purchased. The outstanding principal amount of the note as of February 29, 2000 is $295,858.


James Collins is the Chief Financial Officer of Commtouch. On March 17, 1999, Mr. Collins exercised certain options granted to him by Commtouch. As consideration for the ordinary shares purchased pursuant to the exercise of the options, Mr. Collins provided Commtouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $137,112. The promissory note bears interest at 4.83% annually, with payments of interest only due on March 17 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Collins to purchase 94,560 ordinary shares of Commtouch at a purchase price of $1.45 per share. The promissory note is collateralized by a pledge of the stock purchased. The outstanding principal amount of the note as of February 29, 2000 is $137,112.


Robert "Rip" Gerber is the Vice President of Marketing and Ecommerce of Commtouch Software, Inc. On March 17, 1999, Mr. Gerber exercised certain options granted to him by Commtouch. As consideration for the ordinary shares purchased pursuant to the exercise of the options, Mr. Gerber provided Commtouch with a promissory note dated March 17, 1999 in the original principal amount of $103,617. The full-recourse promissory note bears interest at 4.83% annually, with payments of interest only due on March 17 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Gerber to purchase 71,460 ordinary shares of Commtouch at a purchase price of $1.45 per share. The promissory note is collateralized by a pledge of the stock purchased. The outstanding principal amount of the note as of February 29, 2000 is $103,617.


Scott Slater is the Vice President of Corporate Development of Commtouch Software, Inc. On December 3, 1999, Mr. Slater exercised certain options granted to him by Commtouch. As consideration for the ordinary shares purchased pursuant to the exercise of the options, Mr. Slater provided Commtouch with a full-recourse promissory note dated December 3, 1999 in the original principal amount of $150,000. The promissory note bears interest at 4.83% annually, with payments of interest only due on December 3 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Slater to purchase 7,500 ordinary shares of Commtouch at a purchase price of $20.00 per share. The promissory note is collateralized by a pledge of the stock purchased. The outstanding principal amount of the note as of February 29, 2000 is $150,000.




Loan to Dr. Nahum Sharfman and Relationship among Commtouch and DealTime.com Ltd., Dr. Nahum Sharfman and Amir Ashkenazi

Dr. Nahum Sharfman was a co-founder of Commtouch and served as a director and Chairman of the Board of Directors of Commtouch from inception until January 1999. Dr. Sharfman also served as the Chief Executive Officer of Commtouch until March 31, 1998. Dr. Sharfman rejoined the Board as a director in March 2000. On December 31, 1995, Commtouch made a loan of approximately $58,000 to Dr. Sharfman. The loan plus linkage to the Israeli Consumer Price Index was to have been repaid within three years, or within 30 days of the termination of Dr. Sharfman's employment, if earlier. At December 31, 1998 the outstanding balance of this loan was approximately $55,000, payable in NIS.


In   1997   Dr.  Sharfman  established  DealTime.com  Ltd.  (formerly  known  as
Papricom), together with Mr. Amir Ashkenazi, a former employee of Commtouch.

During an interim period in which Commtouch and DealTime.com Ltd. were negotiating a technology exchange agreement, which ultimately was not signed, Commtouch provided DealTime.com Ltd. with certain services (office and secretarial services, computers and other facilities including, without limitation, all payments made for or on behalf of DealTime.com Ltd.) and access to certain of Commtouch's technology. At the request of DealTime.com Ltd., Commtouch also entered into a Product Distribution Agreement (the "Stock Alert Agreement") with News Alert Inc. DealTime.com has provided technical support and services to News Alert Inc. in connection with the Stock Alert Agreement. Commtouch has entered into three agreements to clarify the rights and obligations of Commtouch, DealTime.com, Dr. Sharfman and Mr. Amir Ashkenazi.


Under the first agreement, Dr. Sharfman and Mr. Ashkenazi acknowledge that Commtouch is the sole owner of all of their inventions invented during their employment with Commtouch and for two years following the termination of their employment, which inventions relate to Commtouch's business and research activities as of April 1, 1998 (except in the field of e-commerce). They also acknowledge Commtouch's rights to inventions that result from work that they performed for Commtouch at any time, or which are the subject matter of a specified patent application. Dr. Sharfman and Mr. Ashkenazi also agreed not to compete with Commtouch's actual business and research activities as they were on April 1, 1998 (except in the field of e-commerce), through March 31, 2000.


The second agreement, which is between Commtouch and DealTime.com Ltd., confirms that DealTime.com Ltd. shall be solely responsible for all obligations of Commtouch under the Stock Alert Agreement. DealTime.com Ltd. also acknowledges that Commtouch is the sole owner of the Multimedia Desktop Software Technology that Commtouch developed and that was licensed to News Alert Inc., and Commtouch grants DealTime.com Ltd. a royalty-free, non-exclusive, limited license to use that technology to provide support services under the Stock Alert Agreement. DealTime.com Ltd. also agreed to pay $50,000 to Commtouch for all of the services rendered by Commtouch and for the license fees that DealTime.com Ltd. received under the Stock Alert Agreement, and to divide any future revenues and license fees received under the Stock Alert Agreement equally with Commtouch. Commtouch, for its part, waived any claim to an equity interest in DealTime.com Ltd., and agreed that it does not own intellectual property developed by DealTime.com Ltd. other than in breach of the agreements with DealTime.com Ltd. and Messrs. Sharfman and Ashkenazi.

Finally, Commtouch and Dr. Sharfman entered into a Termination of Employment Agreement requiring the repayment by Dr. Sharfman of Commtouch's loan to him by December 31, 1999 and the release to Dr. Sharfman of funded and unfunded severance pay within 20 days of the date of approval of the Termination of Employment Agreement by our shareholders and containing a waiver by Dr. Sharfman of any rights under stock options that were granted to him. Dr. Sharfman repaid the loan and Commtouch released the severance payments in the third quarter of 1999.


Loan to Amir Lev

Amir Lev has been a director and executive officer of Commtouch since its inception in 1991. In 1999, Mr. Lev exercised options for Commtouch ordinary shares. We loaned him $364,000 so that he could make an estimated tax payment in connection with this option. This full recourse loan was linked to the Israeli Consumer Price Index and interest accrued at a rate of 2% per annum. The loan was repaid in full on February 10, 2000.


Amendment to Registration Rights Agreement

The Company and certain shareholders are parties to a registration rights agreement. On March 10, 2000, the Company and these shareholders amended the registration rights agreement to provide piggyback registration rights to James Collins, Amir Lev, Gideon Mantel, Isabel Maxwell and Nahum Sharfman for this offering as long as it is closed within 60 days of the date of the amendment.

                      PRINCIPAL AND SELLING SHAREHOLDERS

The following table presents information with respect to beneficial ownership of our ordinary shares as of February 29, 2000 and as adjusted to reflect the sale of the shares offered by this prospectus by:

    o each person or entity known to Commtouch to own beneficially more than five percent of Commtouch's ordinary shares,

    o each of our directors and officers known to Commtouch to own beneficially more than one percent of Commtouch's ordinary shares,

    o  all executive officers and directors as a group, and

    o  the Selling Shareholders.

The table includes all shares issuable within 60 days of February 29, 2000 upon the exercise of options, warrants and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 16,462,449 ordinary shares outstanding as of February 29, 2000, (assuming the issuance of 901,471 ordinary shares upon the assumed net exercise at an assumed share price of $62.00 per share of the in-the-money warrant to purchase 1,136,000 ordinary shares issued to Go2Net at an exercise price of $12.80 per share) and 18,267,720 ordinary shares outstanding immediately following the completion of this offering, assuming no exercise of the underwriters' over-allotment option, together with applicable options and/or warrants for that shareholder. Ordinary shares issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

                                           Shares Beneficially                  Shares Beneficially
                                         Owned Prior to Offering   Shares       Owned After Offering
                                         -----------------------    Being      -----------------------
        Name of Beneficial Owner          Number       Percent     Offered      Number       Percent
---------------------------------------- -----------   ---------   ---------   -----------   ---------
Thomas Camp(1) ......................... 2,253,057       13.7             0    2,253,057       12.4
  c/o Go2Net, Inc.
  999 3rd Avenue, Suite 4700
  Seattle, WA 98104
Allan Barkat(2) ........................   761,842        4.6       400,000      361,842        2.0
  Israel Growth Fund L.P.
  c/o Apax-Leumi Inc.
  15 Portland Place
  London, England
Gideon Mantel(3) .......................   427,863        2.6       100,000      327,863        1.8
  3945 Freedom Circle, Suite 730
  c/o Commtouch Software, Inc.
  Santa Clara, California 95054
Amir Lev(4) ............................   422,866        2.6       100,000      322,866        1.8
  c/o Commtouch Software Ltd.
  6 Hazoran Street
  Poleg Industrial Park, P.O. Box 8511
  Netanya 42504, Israel
Yair Safrai(5) .........................   408,900        2.5       401,400        7,500         *
  Entities affiliated with Concord Group
  11 Galgaley Haplada St. Bldg. 3
  P.O. Box 12226, Herzelia
  46733 Israel
Nahum Sharfman .........................   365,000        2.2       165,000      200,000        1.1
  22 Hameyasdim St., Karkur
  37064 Israel
Nomura International plc ...............   340,720        2.1        31,000      309,720        1.7
  Nomura House
  1 St. Martin's-Le-Grand
  London EC1A 4NP England

                                                             Shares Beneficially                        Shares Beneficially
                                                           Owned Prior to Offering        Shares        Owned After Offering
                                                        ------------------------------     Being       -----------------------
               Name of Beneficial Owner                      Number          Percent      Offered       Number       Percent
------------------------------------------------------- ------------------   ---------   -----------   -----------   ---------
Isabel Maxwell(6) .....................................       207,142           1.3          50,000       157,142        *
  c/o Commtouch Software, Inc.
  3945 Freedom Circle, Suite 730
  Santa Clara, California 95054
James E. Collins(7) ...................................       127,108            *           20,000       107,108        *
  c/o Commtouch Software, Inc.
  3945 Freedom Circle, Suite 730
  Santa Clara, California 95054
Oceanic Bank and Trust Limited ........................        31,800            *           31,800             0         0
  Fourth Fl., Euro Canadian Center
  Malborough St. and Navy Lyon Rd.
  Nassau, Bahamas
Rumson Capital, L.L.C. ................................        31,800            *           31,800             0         0
  Galleria Bldg. 1, 3rd Fl.
  2 Bridge Ave.
  Red Bank, NJ 07701
All executive officers and directors as a group
 (10 persons) .........................................     4,997,944(8)       30.1       1,236,400     3,761,544      20.6
All selling shareholders, including executive officers
 and directors: .......................................     5,402,264          32.6       1,331,000     4,071,264      22.3

------------
*   Less than one percent.

(1) Represents  896,057 shares purchased in the private  placement by Go2Net and 901,471 shares  exercisable under a warrant granted to Go2Net on a net exercise basis based on the assumptions set forth in the paragraph  preceding the table.  All shares reflected in the table as well as the warrant itself have been registered for resale under a separate prospectus.
    Mr. Camp, who is a director of the Company, is the Vice President,  Business  Development of Go2Net, and as such, may be deemed to  beneficially  own such shares.  Also includes  448,029  shares  purchased in the private  placement by Vulcan
    Ventures,  which beneficially owns approximately  30.0% of Go2Net. Mr. Camp disclaims  beneficial  ownership of all such ordinary shares. William D. Savoy, Vice-President of Vulcan Ventures, and Diane Daggatt, an investment analyst at Vulcan
    Northwest Inc., an affiliate of Vulcan Ventures, are members of the board of directors of Go2Net.

(2) Represents  754,342  ordinary shares owned by Israel Growth Fund,  L.P.,  which is advised by Apax-Leumi  Partners,  its investment advisor and 7,500 shares subject to an option held by Mr. Barkat.  Mr. Barkat, a director of the Company,  is the Managing Director of Apax-Leumi  Partners and, as such, may be deemed to beneficially own such ordinary shares.  Mr.
    Barkat  disclaims  beneficial  ownership of all such ordinary shares except to the extent of his  proportional  interest therein.

(3) Certain of such shares are subject to a right of repurchase in favor of Commtouch Software,  Inc. Includes 26,100 shares subject to options held by Mr. Mantel.  Does not include 185,000  ordinary shares subject to option grants to Mr. Mantel which are subject to future vesting.

(4) Includes  40,250 shares subject to options held by Mr. Lev. Does not include  138,460  ordinary  shares subject  options granted to Mr. Lev which are subject to future vesting.

(5) Includes 331,819 ordinary shares owned by k.t. Concord Venture Fund (Cayman), L.P. ("CVF"), 66,337 ordinary shares owned by k.t. Concord Venture Fund (Israel), L.P. ("CVF Israel"), 2,713 ordinary shares owned by k.t. Concord Venture Advisors
    (Cayman), L.P. ("CVA"), and 531 ordinary shares owned by k.t. Concord Venture Advisors (Israel), L.P. ("CVA Israel") and
    7,500 shares subject to an option held by Mr. Safrai. Mr. Safrai, a director of the Company,  is the Managing Partner of
    Concord  Ventures,  which manages CVF, CVF Israel,  CVA and CVA Israel,  and, as such, may be deemed to beneficially own such ordinary shares. Mr. Safrai disclaims  beneficial ownership of all such ordinary shares except to the extent of his proportional interest therein.

(6) Certain of such shares are subject to a right of repurchase in favor of Commtouch  Software,  Inc. Includes 2,350 shares subject to options held by Ms.  Maxwell.  Does not include 3,750  ordinary  shares  subject to an option  granted to Ms.
    Maxwell.

(7) Certain of such shares are subject to a right of repurchase in favor of Commtouch  Software,  Inc. Includes 2,500 shares subject to an option held by Mr.  Collins.  Does not include 7,500  ordinary  shares subject to an option granted to Mr.
    Collins under the 1996 CSI Stock Option Plan.

(8) Includes 118,136 ordinary shares issuable upon exercise of options exercisable within 60 days of February 29, 2000.

                         DESCRIPTION OF SHARE CAPITAL



Description of Shares

Set forth below is a summary of the material provisions governing our share capital. This summary is not complete and should be read together with our Memorandum of Association and Articles of Association, copies of which have been filed as exhibits to the Registration Statement of which this prospectus forms a part.


As of February 29, 2000, our authorized share capital consisted of 40,000,000 ordinary shares, NIS 0.05 par value. As of February 29, 2000, there were 16,462,449 ordinary shares (assuming the net exercise of the Go2Net warrant) and no preferred shares issued and outstanding.



Description of Ordinary Shares

All issued and outstanding ordinary shares of Commtouch are, and the ordinary shares offered upon exercise of the Go2Net warrant when issued and paid for will be, duly authorized and validly issued, fully paid and nonassessable. The ordinary shares do not have preemptive rights. Neither our Memorandum of Association, Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

Dividend and Liquidation Rights

The ordinary shares offered by this prospectus, when issued, will be entitled to their full proportion of any cash or share dividend declared from the date of the consummation of the offering.

Subject to the rights of the holders of shares with preferential or other special rights that may be authorized, the holders of ordinary shares are entitled to receive dividends in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which the dividend is being paid (without taking into account the premium paid up on the shares) out of assets legally available therefor and, in the event of our winding up, to share ratably in all assets remaining after payment of liabilities in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, subject to applicable law. Our Board of Directors may declare interim dividends and recommend a final annual dividend only out of profits and in such amounts as the Board of Directors may determine. Declaration of the final annual dividend requires shareholder approval at a general meeting, which may reduce but not increase such dividend from the amount recommended by the Board of Directors. See "Dividend Policy."

In case of a share dividend, holders of shares can receive shares of a class whether such class existed prior thereto or was created therefor or shares of the same class that conferred upon the holders the right to receive such dividend.


Voting, Shareholder Meetings and Resolutions

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such rights may be affected by the future grant of any special voting rights to the holders of a class of shares with preferential rights. Any change in the registered capital of Commtouch, including the creation of a new class of shares with rights superior or inferior to existing classes of shares may be adopted by a "special resolution" (the resolution of the holders of 75 percent or more of the shares participating in a general meeting). Once the creation of a class of shares with preference rights has been approved, the Board of Directors may issue preferred shares, unless the Board is limited from doing so by the Articles of Association or a contractual provision.


An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the Board of Directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding, or representing, more than one-third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the Chairman may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment. At such reconvened meeting any two shareholders present in person or by proxy (and not in default under the articles) will constitute a quorum.

Most shareholder resolutions, including resolutions for the election of directors, the declaration of dividends, the appointment of auditors or the approval of transactions with Office Holders as required by the Companies Ordinance (See "Management -- Approval of Certain Transactions"), will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. Certain corporate actions such as:

    o  amending the Articles of Association;

    o  amending the Memorandum of Association;

    o  changing our name;

    o making changes in the capital structure of Commtouch, such as a reduction of capital, increase of capital or share split;

    o  merger or consolidation;

    o  voluntary winding up; and

    o authorizing a new class of shares or changing special rights of a class of shares must be approved by a "special resolution" and will be deemed adopted only if approved by the holders of not less than 75 percent of the voting power represented in person or by proxy at the meeting and voting thereon, and in some cases 75 percent of the voting power of the affected class of shares.

As of December 31, 1999, our executive officers, directors, affiliates of directors (excluding Go2Net and Vulcan) and five percent or greater shareholders owned beneficially an aggregate of approximately 52% of the Company's outstanding ordinary shares. See "Principal Shareholders."


Anti-Takeover Provisions Under Israeli Law

Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. The Companies Law provides that the articles of association of companies, such as ours, that were incorporated prior to February 1, 2000 are deemed to include a provision whereby the approval of a merger requires a majority of three quarters of those present and voting at a general meeting of shareholders. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and seventy days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

    o there is a limitation on acquistion of any level of control of the company; or

    o the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

Finally, Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation.

Transfer of Shares and Notices

Fully paid ordinary shares are issued in registered form and may be transferred freely. Each shareholder of record is entitled to receive at least seven days' prior notice of shareholder meetings. A special resolution can be adopted only if shareholders are given 21 days' prior notice of the meeting at which such resolution will be voted on (unless all shareholders entitled to vote agree that the meeting may be held on a shorter notice period). For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix the record date not exceeding 90 days prior to the date of any general meeting.

Modification of Class Rights

If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by our Articles of Association) may be modified or abrogated by Commtouch by a special resolution subject to the consent in writing of the holders of the issued shares of the class, or by the adoption of a special resolution passed at a separate general meeting of the holders of the shares of such class.


Description of Warrants

Description of Go2Net Warrant


In connection with the Customized Web-based Email Service Agreement entered into between Commtouch and Go2Net, Commtouch issued to Go2Net a fully vested, non-forfeitable, warrant to purchase 1,136,000 ordinary shares at a per-share exercise price of $12.80, subject to adjustment as provided in the warrant. The warrant is exercisable at any time until it expires on July 16, 2004. At Go2Net's option, the warrant is exercisable pursuant to a cashless exercise based on the average closing price of the ordinary shares for the five days preceding the exercise. The Company extended registration rights to Go2Net covering the warrant and the shares issuable upon exercise of the warrant and a registration statement relating to the resale of the shares and the warrant became effective on January 7, 2000.


The holder of the warrant is given the opportunity to profit from a rise in the market price of the ordinary shares and the warrant. To the extent that the warrant is exercised, dilution of the interests of the Company's shareholders will occur. In addition, the warrant includes provisions which adjust the exercise and price upon the occurrence of certain events which might otherwise dilute the value of the warrant.


Description of Other Warrants

Commtouch and Microsoft Corporation entered into an Email Services Agreement dated October 26, 1999. Under this agreement, Commtouch will, at Microsoft's option, customize, host and maintain email services for Microsoft websites in the U.S. and internationally. Microsoft will pay one-time fees for the set-up and customization of the email service for each website with respect to which Microsoft chooses to use our services, as well as quarterly service fees for the email service based on the number of mailboxes hosted. The term of the agreement shall continue for 12 months after the first commercial distribution date of the email service and Microsoft may extend the initial term on a quarterly or annual basis upon 60 days prior written notice. The agreement may be terminated by Microsoft for convenience upon 90 days' prior written notice, or by either party upon a material breach by the other party upon the terms specified in the agreement. In connection with the agreement, Commtouch granted Microsoft a warrant, exercisable until December 29, 1999, to purchase 707,965 of Commtouch's ordinary shares at an exercise price of $28.25 per share for an aggregate exercise price of $20.0 million. On December 29, 1999, Microsoft exercised the warrant and now holds 707,965 ordinary shares. We agreed to register the resale of these shares with the SEC. The registration statement became effective on January 7, 2000.

As of December 31, 1999, Commtouch had outstanding a warrant to purchase 4,860 ordinary shares issued to a consultant. This warrant was net exercised into 4,461 ordinary shares in January 2000.


Registration Rights

The holders of convertible preferred shares which were converted into 7,109,800 ordinary shares (the "Registrable Securities") upon effectiveness of the initial public offering, which include the Selling Securityholders, have certain rights to register those shares under the Securities Act. If requested by holders of a majority of the Registrable Securities after the second anniversary of the date of the initial public offering, Commtouch must file a registration statement under the Securities Act covering all Registrable Securities requested to be included by all holders of such Registrable Securities. Commtouch may be required to effect up to two such registrations. Commtouch has the right to delay any such registration for up to 120 days under certain circumstances, but not more than once during any 12-month period.

In addition, if Commtouch proposes to register any of its ordinary shares under the Securities Act other than in connection with a company employee benefit plan or a corporate reorganization pursuant to Rule 145 under the Securities
Act, or a registration on any registration form that does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities, the holders of Registrable Securities may require Commtouch to include all or a portion of their shares in such registration, although the managing underwriter of any such offering has certain rights to limit the number of shares in such registration.

Further, a majority of the holders of Registrable Securities may require Commtouch to register all or any portion of their Registrable Securities on Form F-3 when such form becomes available to Commtouch, subject to certain conditions and limitations. All expenses incurred in connection with all registrations (other than fees, expenses and disbursements of counsel retained by the holders of the Registrable Shares, and underwriters' and brokers' discounts and commissions) will be borne by Commtouch.

The registration rights described in the preceding three paragraphs expire five years after the closing date of the initial public offering. The Company filed the registration statement of which this prospectus is a part pursuant to those registration rights, to allow the Selling Securityholders to sell a portion of their shareholdings.


In addition, the Company granted registration rights to Go2Net, Vulcan Ventures and Microsoft pursuant to which their holdings in the Company were registered on January 7, 2000.



Access to Information

We file reports with the Israeli Registrar of Companies regarding our registered address, our registered capital, our shareholders of record and the number of shares held by each, the identity of the directors and details regarding security interests on our assets. In addition, Commtouch must file with the Israeli Registrar of Companies its Articles of Association and a copy of any special resolution adopted by a general meeting of shareholders. The information filed with the Registrar of Companies is available to the public. In addition to the information available to the public, our shareholders are entitled, upon request, to review and receive copies of all minutes of meetings of our shareholders.


Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our ordinary shares in the public market, or the possibility of these sales occurring, could adversely affect prevailing market prices for our ordinary shares or our future ability to raise capital through an offering of equity securities. Upon completion of this offering, we will have outstanding 18,131,449 ordinary shares (18,581,449 shares if the overallotment option is exercised), based on shares outstanding as of February 29, 2000 (assuming the issuance of 901,471 ordinary shares upon the assumed net exercise at an assumed share price of $62.00 per share of the in-the-money warrant to purchase 1,136,000 ordinary shares issued to Go2Net at an exercise price of $12.80 per share). Three million ordinary shares to be sold by us and the selling shareholders in this offering (3,450,000 ordinary shares if the underwriters' over-allotment option is exercised in full); the 3,450,000 ordinary shares sold in our initial public offering; and the 1,344,086 ordinary shares and the warrant exercisable for 1,136,000 ordinary shares registered in January 2000 on behalf of Go2Net and Vulcan Ventures, as well as the 707,965 ordinary shares registered at that time on behalf of Microsoft, are freely tradable in the public market without restriction under the Securities Act, unless the shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act.

The remaining ordinary shares outstanding upon completion of this offering will be "restricted securities" as that term is defined under Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.


Shares Subject to Lock-Up Agreements and Other Restrictions

The selling shareholders have signed lock-up agreements with the underwriters in which they have agreed not to sell, pledge or otherwise dispose of their shares (other than shares being offered by this prospectus) for a period of 90 days from the date of this prospectus, subject to limited exceptions. U.S. Bancorp Piper Jaffray may release this restriction wholly or partially at any time with or without notice but has no current plans to do so. In addition to the restrictions imposed by the securities laws, 700,180 of the restricted shares were issued to certain Commtouch employees under agreements which give Commtouch Software, Inc. a repurchase option on any unvested shares. The repurchase option lapses ratably over time. As of February 29, 2000, approximately 235,618 ordinary shares are subject to repurchase. Microsoft has agreed with Commtouch not to sell, pledge or otherwise dispose of its 707,965 ordinary shares (or any other of our ordinary shares which it may acquire) until after June 29, 2000.


Shares Subject to Restriction under Rule 144

Most of the restricted shares are subject to certain volume and other resale restrictions pursuant to Rule 144 because the holders are affiliates of Commtouch. In general, under Rule 144, an affiliate of Commtouch, or a person (including a group of related persons whose shares must be aggregated under the Rule) who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of

    * 1% of the then outstanding ordinary shares (approximately 181,314 shares immediately following completion of the offering, assuming net exercise of the Go2Net warrant upon the assumptions noted above), or

    * the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about Commtouch. A person who was not an affiliate of Commtouch for 90 days before the sale and who has beneficially owned the shares for at least two years may sell under Rule 144(k) without regard to the above limitations.

Registration Rights
Some of our shareholders have contractual rights which require us to register their shares with the SEC. The registration statement of which this prospectus is a part includes 1,331,000 ordinary shares subject to these registration rights. Pursuant to the registration rights of Go2Net, Vulcan Ventures and Microsoft, the Company filed a registration statement covering the resale of 1,344,086 shares and the warrant granted to Go2Net to purchase 1,136,000 ordinary shares and the ordinary shares issuable upon exercise of the warrant, as well as the 707,965 shares issued to Microsoft. The registration statement became effective on January 7, 2000. In addition to shares previously registered pursuant to these rights, and shares to which this prospectus relates, the holders of an additional approximately 3,000,000 ordinary shares have registration rights under certain circumstances.


Shares Under Employee Benefit Plans
On January 20, 2000, we filed a Form S-8 registration statement under the Securities Act to register 5,400,000 ordinary shares issuable in connection with option exercises and shares reserved for issuance under all stock plans and agreements. The 5,400,000 figure includes 5,250,000 option shares, as well as 150,000 ordinary shares under the Company's Employee Stock Purchase Plan which the Company may issue to employees from time to time. The Company also may issue employee and director stock options from time to time. Such options are subject to vesting periods after which the shares may be resold by the holders, subject to Rule 144 limitations if the holder is an affiliate. Of 2,722,782 options issued, 117,840 option shares were vested and unexercised as of February 29, 2000 and 366,690 options had been exercised.

The following table illustrates the above discussion:

                               Shares Not Subject to Restrictions:
-------------------------------------------------------------------------------------------------
   3,450,000     shares issued by the Company in initial public offering
   1,344,086     shares registered on behalf of Go2Net and Vulcan Ventures offered under separate prospectus
   1,136,000     shares underlying Go2Net warrant offered under separate prospectus(1)
   1,669,000     shares being registered by the Company in this offering (not including 450,000 shares covered by the over-allotment option, if exercised)
   1,331,000     shares being registered by the selling shareholders in this offering
   5,400,000     shares registered on Form S-8(2)

Other Shares:
---------------------------------------------------------------------------------------------------
     235,618     restricted shares currently held by employees and subject to Company's repurchase option
     707,965     shares registered on behalf of Microsoft (not freely tradable until
                 June 29, 2000)(3)
   1,707,571     shares held by selling shareholders not being registered in this offering and
                 subject to lockup agreements with underwriters expiring on June   , 2000
                 (subject to registration rights agreements with the Company)
   3,486,220     shares held by other shareholders, of which 2,679,349 shares became eligible for resale under Rule 144 through February 2000 and 806,871 shares which become eligible for resale under Rule 144 on April 23, 2000 (approximately 3,000,000 of these shares are subject to registration rights agreements with the Company)

------------
(1) Shares are issuable at the time of exercise and are not yet outstanding.
(2) Includes  5,250,000  option  shares,  as  well  as  150,000 shares under the
    Company's Employee Stock Purchase Plan which the Company may issue to employees from time to time. The Company also may issue employee and director stock options from time to time. Such options are subject to vesting periods after which the shares may be resold by the holders, subject to Rule 144 limitations if the holder is an affiliate. Of 2,722,782 options issued, 117,840 option shares were vested and unexercised as of February 29, 2000 and 366,690 options had been exercised.
(3) Microsoft has agreed not to sell, pledge or otherwise dispose of its 707,965 ordinary shares (or any other of our ordinary shares which it may acquire) until after June 29, 2000.

               U.S. TAX CONSIDERATIONS REGARDING ORDINARY SHARES
                          ACQUIRED BY U.S. TAXPAYERS

The following discussion summarizes the material U.S. federal income tax consequences arising from the purchase, ownership and sale of the ordinary shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury
Regulations promulgated thereunder, and administrative and judicial interpretations thereof, in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. Commtouch will not seek a ruling from the Internal Revenue Service with regard to the United States federal income tax treatment relating to investment in the ordinary shares and, therefore, no assurance exists that the Internal Revenue Service will agree with the conclusions set forth below. The summary below does not purport to address all federal income tax consequences that may be relevant to particular investors. This summary does not address the consequences that may be applicable to particular classes of taxpayers, including investors that hold ordinary shares as part of a hedge, straddle or conversion transaction, insurance companies, banks or other financial institutions, broker-dealers, tax-exempt organizations and investors who own (directly, indirectly or through attribution) 10% or more of Commtouch's outstanding voting stock. Further, it does not address the alternative minimum tax consequences of an investment in ordinary shares or the indirect consequences to U.S. Holders, as defined below, of equity interests in investors in ordinary shares. This summary is addressed only to holders that hold ordinary shares as a capital asset within the meaning of Section 1221 of the Code, are U.S. citizens, individuals resident in the United States for purposes of U.S. federal income tax, domestic corporations or partnerships and estates or trusts treated as "United States persons" under
Section 7701 of the Code ("U.S. Holders").


EACH INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.



Tax Basis of Ordinary Shares

A U.S. Holder's tax basis in his or her ordinary shares will be the purchase price paid therefor by such U.S. Holder. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.


Sale or Exchange of Ordinary Shares

A U.S. Holder's sale or exchange of ordinary shares will result in the recognition of gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the ordinary shares sold. Subject to the following discussion of the consequences of Commtouch being treated as a Passive Foreign Investment Company or a Foreign Investment Company, such gain or loss will be capital gain or loss if such ordinary shares are a capital asset in the hands of the U.S. Holder. Gain or loss realized on the sale of ordinary shares will be long-term capital gain or loss if the ordinary shares sold had been held for more than one year at the time of their sale. Long-term capital gains recognized by certain taxpayers generally are subject to a reduced rate of federal tax (currently a maximum of 20%). If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain or loss. Short-term capital gains generally are subject to tax at the same rates as ordinary income. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes.

See discussion under "Israeli Taxation and Investment Programs--Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders" for a discussion of taxation by Israel of capital gains realized on sales of capital assets.

Treatment of Dividend Distributions

For U.S. federal income tax purposes, gross dividends (including the amount of any Israeli taxes withheld therefrom) paid to a U.S. Holder with respect to his or her ordinary shares will be included in his or her ordinary income to the extent made out of current or accumulated earnings and profits of Commtouch, as determined based on U.S. tax principles, at the time the dividends are received and will be treated as foreign source dividend income for purposes of the foreign tax credit limitation described below. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under Section 243 of the Code. Dividend distributions in excess of Commtouch's current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder's tax basis in his or her ordinary shares to the extent thereof and then as a gain from the sale of ordinary shares.
Dividends paid in NIS will be includible in income in a U.S. dollar amount based on the exchange rate at the time of their receipt, and any gain or loss resulting from currency fluctuations during the period from the date a dividend is paid to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

Any Israeli withholding tax imposed on dividends paid to a U.S. Holder will be a foreign income tax eligible for credit against such U.S. Holder's U.S. federal income tax liability subject to certain limitations. Alternatively, a U.S. Holder may claim a deduction for such amount, but only for a year in which a U.S. Holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by Commtouch with respect to ordinary shares will generally constitute "passive income". Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a general prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90% and an allowance of foreign tax credits for alternative minimum tax purposes only to the extent of foreign-source alternative minimum taxable income. See "Israeli Taxation and Investment Programs -- Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders."


Information Reporting and Backup Withholding

Any dividends paid on, or proceeds derived from a sale of, the ordinary shares to, or by, U.S. Holders may be subject to U.S. information reporting requirements and the 31% U.S. backup withholding tax unless the holder (i) is a corporation or other exempt recipient or (ii) provides a United States taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.


Tax Status of Commtouch for U.S. Federal Income Tax Purposes

Passive Foreign Investment Company. If Commtouch were deemed to be a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, any gain recognized by a U.S. Holder upon the sale of ordinary shares (or the receipt of certain distributions) generally would be treated as ordinary income, such income would be allocated over such U.S. Holder's holding period for such ordinary shares and an interest charge would be imposed on the amount of deferred tax on such income which is allocated to prior taxable years. Generally, Commtouch will be treated as a PFIC for any tax year if, in such tax year or any prior tax year, either (i) 75% or more of its gross income is passive in nature, or (ii) on average, 50% or more of its assets (by value or, if Commtouch elects or if Commtouch is treated as a "controlled foreign corporation" under the Code, by their adjusted basis for computing earnings and profits) produce or are held for the production of passive income. Commtouch does not believe it satisfies either of the tests for PFIC status for any of its pre-1999 tax years. Because Commtouch acquired substantial cash in connection with its initial public offering in 1999, it is possible that Commtouch became a PFIC in its 1999 tax year. Commtouch will not be able to determine whether it in fact became a PFIC in its 1999 tax year until its operating results for the last quarter of 1999 are available. If Commtouch did not become a PFIC in its 1999 tax year, then Commtouch expects that the majority of its assets will continue to generate sufficient levels of active income for it to avoid PFIC treatment for U.S. federal income tax purposes in post-1999 tax years. However, since the determination whether Commtouch is a PFIC will be made annually based on facts and circumstances that, to some extent, may be beyond Commtouch's control, if Commtouch did not become a PFIC in its 1999 tax year, there can be no assurance that Commtouch will not become a PFIC at some time in the future. If Commtouch were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her ordinary shares as an interest in a qualified electing fund (a "QEF Election"), in which case, the U.S. Holder would be required to include in income currently his or her proportionate share of Commtouch's earnings and profits in years in which Commtouch is a PFIC whether or not distributions of such earnings and profits are actually made to such U.S. Holder, but any gain subsequently recognized upon the sale by such U.S. Holder of his or her ordinary shares generally would be taxed as a capital gain. Alternatively, a U.S. Holder may elect to mark the ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of its ordinary shares and the adjusted basis of such stock. See "U.S. Consequences Regarding Ordinary Shares Acquired by U.S. Taxpayers--Sale or Exchange of Ordinary Shares" above. U.S. Holders should consult with their own tax advisers regarding the eligibility, manner and advisability of making a QEF Election if Commtouch is treated as a PFIC.

Controlled Foreign Corporations. Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFC"). The CFC provisions may impute some portion of such a corporation's undistributed income to certain U.S. shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock which would otherwise qualify for capital gains treatment. In general, the CFC provisions will apply to Commtouch only if U.S. shareholders, who are U.S. Holders and who own, directly or indirectly or by attribution, 10% or more of the total combined voting power of all classes of voting stock own in the aggregate (or are deemed to own after application of complex attribution rules) more than 50% (measured by voting power or value) of the outstanding stock of Commtouch. Commtouch does not believe that it will be a CFC after this Offering. It is possible that Commtouch could become a CFC in the future. Even if Commtouch were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to U.S. shareholders, who are U.S. Holders and who own, directly or indirectly or by attribution, 10% or more of the total combined voting power of all classes of voting stock of Commtouch.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company. A corporation will be classified as a personal holding company, or a PHC, if (i) five or fewer individuals at any time during the last half of a tax year (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and
(ii) at least 60% of its ordinary gross income for the taxable year, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

A corporation will be classified as a foreign personal holding company, or an FPHC, and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of (50% for years following the first year it becomes a FPHC) FPHC income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in an


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FPHC  is  required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

A corporation will be classified as a foreign investment company, or an FIC, if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or unit investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the total value or the total combined voting power of all classes of the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, any gain on the sale or exchange of stock in a foreign corporation, which was a FIC at any time during the period during which a taxpayer held such stock, is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's accumulated earnings and profits.

Commtouch will not be able to determine whether it became a PFIC in its 1999 tax year until its operating results for the last quarter of 1999 are available. If Commtouch did not become a PFIC in its 1999 tax year, Commtouch believes that it will not be a PFIC after this Offering. Commtouch also believes that it is not and will not be a PHC, FPHC or FIC after this Offering. However, no assurance can be given as to Commtouch's future status.



                    ISRAELI TAXATION AND INVESTMENT PROGRAMS

The following discussion summarizes the material Israeli tax consequences relating to Commtouch, its shareholders and ownership and disposition of its ordinary shares. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his personal investment circumstances or to certain types of investors subject to special treatment under Israeli law (for example, traders in securities or persons that own, directly or indirectly, 10% or more of Commtouch's outstanding voting shares). The following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses such as Commtouch. To the extent that the discussion is based on new legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion does not cover all possible tax consequences or situations, and investors should consult their tax advisors regarding the tax consequences unique to their situation.


General Corporate Tax Structure

The regular general corporate tax rate in Israel is 36%. However, the effective rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less. See "Law for the Encouragement of Capital Investments, 1959."


Israeli tax loss carryforwards were approximately $22.5 million as of December 31, 1999. The amount of our tax loss carryforwards will be reduced by our future taxable income.



Taxation Under Inflationary Conditions

The Income Tax Law (Adjustment for Inflation), 1985 (the "Adjustment for Inflation Law") attempts to overcome some of the problems experienced in a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the Adjustment for Inflation Law was enacted. Generally, the Adjustment for Inflation Law was designed to neutralize for Israeli tax purposes the erosion of capital investments in businesses and to prevent unintended tax benefits resulting from the deduction of inflationary financing expenses. The Adjustment for Inflation Law applies a supplementary set of inflationary adjustments to a normal taxable profit computed according to regular historical cost principles.

The Adjustment for Inflation Law introduced a special adjustment for the preservation of equity for the tax purpose based on changes in the Israeli CPI, whereby corporate assets are classified broadly


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into   fixed   (inflation   resistant)   assets   and  non-fixed  assets.  Where
shareholders' equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated cost of fixed assets, a corporate tax deduction which takes into account the effect of inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on an inflation-linked basis with no ceiling). If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess multiplied by the annual rate of inflation is added to taxable income.

In addition, subject to certain limitations, depreciation on fixed assets and loss carried forwards are adjusted for inflation based on changes in the Israeli CPI. The net effect of the Adjustment for Inflation Law on Commtouch might be that Commtouch's taxable income, as determined for Israeli corporate tax purposes, will be different from Commtouch's U.S. dollar income, as reflected in its financial statements, due to the difference between the annual changes in the CPI and in the NIS exchange rate with respect to the U.S. Dollar, causing changes in the actual tax rate.


Law for the Encouragement of Industry (Taxes), 1969

Commtouch is currently considered to qualify as an "Industrial Company" within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an "Industrial Enterprise" that it owns. An "Industrial Enterprise" is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.


Included among the tax benefits for an Industrial Company are:

    o deductions of 12.5% per annum of the purchase price of a patent or of know-how that is utilized in the development or advancement of its enterprise;

    o an election under certain conditions to file a consolidated return with additional related industrial companies;

    o  accelerated depreciation rates on equipment and buildings; and

    o deduction of expenses incurred in connection with a public issuance of shares listed for trading over a three year period. The tax authorities may construe this benefit to be relevant only upon a public issuance of shares in Israel.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that Commtouch is and will continue to be considered as an "Industrial Company" or that the benefits described above will be available in the future.



Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"), provides that a capital investment in production facilities (or other eligible facilities) may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific capital investment program delineated both by its financial scope, including its capital sources, and its physical characteristics, i.e. the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

Commtouch's investment plans have been granted the status of an Approved Enterprise under the Investment Law, in two separate investment programs. These programs provide Commtouch with certain tax benefits as described below; with regard to the first program, Commtouch also received long-term loans guaranteed by the State of Israel. Under the terms of Commtouch's Approved Enterprise programs, income earned by Commtouch from its Approved Enterprises will be tax


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exempt  for a period of two  years,  commencing  with the year in which it first earns taxable income, and subject to a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years (provided that the total period of tax benefits will not extend past (i) 12 years from the year of commencement of production or (ii) 14 years from the year of approval of approved enterprise
status).   The  reduced  corporate  tax  rate,  to  which  Commtouch's  Approved
Enterprise program will be subject is dependent on the level of foreign investment in Commtouch. In the event a company operates under more than one approval or only part of its capital investments are approved (a "Mixed
Enterprise"), its effective corporate tax rate is the result of a weighted combination of the various applicable rates. Notwithstanding these tax benefits, to the extent Commtouch receives income from countries other than Israel, such income may be subject to withholding tax.


The implementation of the investments under the first plan was finalized by Commtouch in 1995. In early 2000, we filed an application to supplement our second plan and we also filed an application for a new, third plan.

Dividends paid by companies owning approved enterprises, the source of which is income derived from an approved enterprise during the applicable benefits period, are generally taxed at a reduced rate of 15.0% if the dividends are paid during the benefits period or at any time up to 12 years after the benefits period. This tax must be withheld at source by the company paying the dividend. In the case of a "foreign investor's company," the 12 year limitation on reduced withholding tax on dividends does not apply. Subject to various conditions, a foreign investor's company is a company more than 25.0% of whose share capital, in terms of shares, rights to profits, voting and appointment of directors, and of whose combined share and loan capital is owned by non-Israeli residents. A dividend paid from income derived from an enterprise owned by a company which has elected the alternative benefits program during the period in which it is exempt from tax would also generally be subject to the 15.0% tax rate but would render the company liable for corporate tax on the amount distributed, which is defined for this purpose as including the amount of the corporate tax that applies as a result of the distribution, at the rate that would have been applicable had the company not elected the alternative benefits program, generally 25.0%. Generally, any dividends distributed are considered to be attributable to the entire enterprise, and the effective tax rate is the result of a weighted combination of the various applicable tax rates, However, a company may elect to attribute any dividend distributed by it only to income not subject to the alternative benefits program.


The Investment Law also provides that a company with an Approved Enterprise is entitled to accelerated depreciation on its property and equipment included in an approved investment program.

Future applications to the Investment Center will be reviewed separately, and decisions as to whether or not to approve such applications will be based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such applications and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such applications will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, the Company would be required to refund the amount of tax benefits, with the addition of the CPI linkage adjustment and interest.


Capital Gains and Income Taxes Applicable to Non-Israeli Resident Shareholders

Under   existing   regulations  any  capital  gain  realized  by  an  individual shareholder with respect to the Ordinary Shares acquired on or after the listing of such shares for trading will be exempt from Israeli capital gains tax if the Ordinary Shares are listed on an approved foreign securities market (which includes Nasdaq in the United States), provided that the company continues to qualify as an Industrial Company under Israeli law and provide the individual does not hold such shares for business purposes.

If we do not maintain our status as an Industrial Company, then subject to any applicable tax treaty the Israeli capital gains tax rates would be up to 50% for non-Israeli resident individuals and 36% for


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companies.  Upon  a  distribution  of  dividends  other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25% (or the lower rate of 15% payable with respect to Approved Enterprises), unless a double taxation treaty is in effect between Israel and the shareholder's country of residence that provides for a lower tax rate in Israel on dividends.

A tax treaty between the United States and Israel (the "Treaty"), provides for a maximum tax of 25% on dividends paid to a resident of the United States (as defined in the Treaty). Dividends distributed by an Israeli company and derived from the income of an approved enterprise are subject to a 15% dividend withholding tax. The Treaty further provides that a 12.5% Israeli dividend withholding tax applies to dividends paid to a United States corporation owning 10% or more of an Israeli company's voting shares throughout the current year to the date the dividend is paid and the preceding taxable year (as applicable). The 12.5% rate applies only on dividends from a company that does not have an Approved Enterprise in the applicable period.

If for any reason shareholders do not receive the above exemption for a sale of shares in an Industrial Company, the Treaty provides U.S. resident investors with an exemption from Israeli capital gains tax in certain circumstances (there may still be U.S. taxes) upon a disposition of shares in Commtouch if they held under 10% of the Company's voting stock throughout the 12 months before the share disposition. If Israeli capital gains tax is payable, it can be credited against U.S. federal tax under the circumstances specified in the Treaty.

A non-resident of Israel who has had dividend income derived or accrued in Israel from which the applicable tax was withheld at source is currently exempt from the duty to file an annual Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such non-resident and that such non-resident does not derive other non-passive income from sources in Israel.


Tax Benefits for Research and Development


Israeli tax law allows under certain conditions a tax deduction in the year incurred for expenditures in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of the proceeds of government grants are not deductible, i.e. Commtouch will be able to deduct the unfunded portion of the research and development expenditures and not the gross amount.



Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law") and the Instructions of the Director General of the Ministry of Industry and Trade, research and development programs and the plans for the intermediate stage between research and development, and manufacturing and sales approved by a governmental committee of the Office of Chief Scientist
(OCS) (the "Research Committee") are eligible for grants of up to 50% of the project's expenditure if they meet certain criteria. These grants are issued in return for the payment of royalties from the sale of the product developed in accordance with the program as follows: 3% of revenues during the first three years, 4% of revenues during the following three years, and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the OCS grant (or in some cases up to 300%). Following the full payment of such royalties, there is no further liability for payment.

The Israeli government further requires that products developed with government grants be manufactured in Israel. However, in the event that any portion of the manufacturing is not conducted in Israel, if approval is received from the OCS, the Company would be required to pay royalties that are adjusted in proportion to manufacturing outside of Israel as follows: when the manufacturing is performed outside of Israel by the Company or an affiliate company, the royalties are to be paid as described above with the addition of 1%, and when the manufacturing outside of Israel is not


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performed  by  the  Company or an affiliate the royalties paid shall be equal to the ratio of the amount of grant received from the OCS divided by the amount of grant received from the OCS and the investment(s) made by the Company in the project. The payback will also be adjusted to 120%, 150% or 300% of the grant if the portion of manufacturing that is performed outside of Israel is up to 50%, between 50% and 90%, or more than 90%, respectively. The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology may be granted only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased.

In order to meet certain conditions in connection with the grants and programs of the OCS, the Company has made certain representations to the Israel government about the Company's future plans for its Israeli operations. From time to time the extent of the Company's Israeli operations has differed and may in the future differ, from the Company's representations. If, after receiving grants under certain of such programs, the Company fails to meet certain conditions to those benefits, including, with respect to grants received from the OCS, the maintenance of a material preserve in Israel, or if there is any material deviation from the representations made by the Company to the Israeli government, the Company could be required to refund to the State of Israel tax or other benefits previously received (including interest and CPI linkage difference) and would likely be denied receipt of such grants or benefits, and participation of such programs, thereafter.

The Company participated in programs sponsored by the OCS for the support of research and development activities. Through December 31, 1999, the Company had recorded grants from OCS aggregating $653,000 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS of 3% to 5% of the sales of the products and other related revenues developed from such projects, up to an amount equal to 100% to 150% of the grants received.

Each application to the OCS is reviewed separately, and grants are based on the program approved by the Research Committee. Expenditures supported under other incentive programs of the State of Israel are not eligible for OCS grants. As a result, there can be no assurance that applications to the OCS will be approved or, if approved, what the amounts of the grants will be.


Fund for the Encouragement of Marketing Activities

The Company has received grants relating to its overseas marketing expenses from the Marketing Fund. These grants are awarded for specific expenses incurred by the Company for overseas marketing and are based upon the expenses reported by the Company to the Marketing Fund. All marketing grants recorded from the Marketing Fund until 1997 are linked to the dollar and are repayable as royalties at the rate of 3% of the amount of increases in export sales realized by the Company from the Marketing Fund. Grants recorded beginning January 1, 1998 bear royalties of 4% plus interest at LIBOR rates. The Company will face royalty obligations on grants from the Marketing Fund only to the extent it actually achieves increases in export sales. The proceeds of these grants are presented in the Company's consolidated Financial Statements as offsets to marketing expenses. Through December 31, 1999, the Company had received grants from the Marketing Fund in the amount of approximately $279,000.



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                             CONDITIONS IN ISRAEL

Commtouch is incorporated under the laws of the State of Israel, and substantially all of our research and development and significant executive facilities are located in Israel. Accordingly, Commtouch is directly affected by political, economic and military conditions in Israel. Our operations would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.


Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. In addition, Israel and several Arab States have announced their intention to establish trade and other relations and are discussing certain projects. Israel has not entered into any peace agreement with Syria or Lebanon, and there have been difficulties in the negotiations with the Palestinians. We cannot be certain as to how the peace process will develop or what effect it may have upon Commtouch.

Despite the progress towards peace between Israel and its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. Commtouch does not believe that the boycott has had a material adverse effect on Commtouch, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of Commtouch's business.

Generally, all male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform up to 39 days, or longer under certain circumstances, of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion or reduction of such obligations.


Economic Conditions

Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The current Israeli government elected in 1996 has expressed its intention to reduce government involvement in the economy by various means, including relaxation of foreign currency controls and certain budgetary restraints, and privatization of certain government-owned companies. The Israeli government has periodically changed its policies in all these areas.

Until May 1998, Israel imposed restrictions on transactions in foreign currency. These restrictions affected our operations in various ways, and also affected the right of non-residents of Israel to convert into foreign currency amounts they received in Israeli currency, such as the proceeds of a judgment enforced in Israel. Despite these restrictions, foreign investors who purchased shares with foreign currency were able to repatriate in foreign currency both dividends (after deduction of withholding tax) and the proceeds from the sale of the shares. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.


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Trade Agreements

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

Israel has entered into preferential trade agreements with the European Union, the United States and the European Free Trade Association. In recent years,
Israel has established commercial and trade relations with a number of the other nations, including Russia, China and India, with which Israel had not previously had such relations.


Assistance from the United States

Israel receives significant amounts of economic and military assistance from the United States, averaging approximately $3 billion annually over the last several years. In addition, in 1992, the United States approved the issuance of up to $10 billion of loan guarantees during U.S. fiscal years 1993 to 1998 to help Israel absorb a large influx of new immigrants, primarily from the republics of the former Soviet Union. Under the loan guarantee program, Israel may issue up to $2 billion in principal amount of guaranteed loans each year, subject to reduction in certain circumstances. There is no assurance that foreign aid from the United States will continue at or near amounts received in the past. If the grants for economic and military assistance or the United States loan guarantees are eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences.

                                 UNDERWRITING

The underwriters named below, for whom U.S. Bancorp Piper Jaffray Inc., Thomas Weisel Partners LLC, Warburg Dillon Read LLC, a subsidiary of UBS AG, and William Blair & Company, L.L.C. are acting as representatives, have agreed to buy, subject to the terms of the underwriting agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.


                 Underwriters                       Number of Shares
                 ------------                       ------------------
         U.S. Bancorp Piper Jaffray Inc. ........
         Thomas Weisel Partners LLC .............
         Warburg Dillon Read LLC ................
         William Blair & Company, L.L.C. ........
                                                       -----------
                 Total  .........................       3,000,000

The underwriters have advised us and the selling shareholders that they propose to offer the shares to the public at $ per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $ per share. The underwriters may allow and the dealers may reallow a concession of not more than $ per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the representatives.



Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead manager or co-manager on 135 filed public offerings of equity securities, of which 101 have been completed. Since that time, it also has acted as a syndicate member in an additional 73 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to the underwriting agreement.


We have granted to the underwriters an option to purchase up to an additional 450,000 ordinary shares from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the underwriting agreement.


The following table shows the per share and total underwriting discount to be paid by us and the selling shareholders to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

                                               No Exercise     Full Exercise
                                               -------------   ---------------
   Payable by Commtouch
       Per share  ..........................    $                 $
       Total   .............................    $                 $

   Payable by the selling shareholders
       Per share  ..........................    $                 $
       Total   .............................    $                 $



The expenses of the offering, exclusive of the underwriting discount, include the Securities and Exchange Commission registration fee, the National Association of Securities Dealers filing fee, the Nasdaq National Market listing fee, printing expenses, legal fees and expenses, accounting fees and expenses, road show expenses, Blue Sky fees and expenses, transfer agent and registrar fees and other miscellaneous fees. We estimate these fees and expenses will be
an aggregate of  approximately $           . These fees and expenses are payable
entirely by us.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Pursuant   to  the  agreements  granting  registration  rights  to  the  selling shareholders, the Company has agreed to indemnify the selling shareholders against such liabilities as they may incur as a result of any untrue statement of a material fact in the Registration Statement of which this prospectus is a part, or any omission herein or therein to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. Such indemnification includes liabilities under the Securities Act, the Securities Exchange Act of 1934, state securities laws and the rules thereunder, but excludes liabilities for statements or omissions that were based on information provided by the selling shareholders, as to which they have agreed to indemnify the Company and any underwriter.

We and the selling shareholders have agreed to certain restrictions on our ability to sell additional ordinary shares (other than those shares which are offered in this prospectus) for a period of 90 days after the date of this prospectus. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any ordinary shares, or any securities convertible into, or exercisable or exchangeable for, ordinary shares, without the prior written consent of U.S. Bancorp Piper Jaffray. The agreements provide exceptions for
(1) sales to underwriters pursuant to the underwriting agreement, (2) our sales in connection with the exercise of options granted and the granting of options to purchase shares under our existing stock option plans and (3) certain other exceptions. However, U.S. Bancorp Piper Jaffray may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. As of the date of this prospectus, there are no agreements between the representatives and any of our shareholders providing consent by the representatives to the sales of ordinary shares prior to the expiration of the lock-up period.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the ordinary shares for their own account by selling more ordinary shares than have been sold to them by us and the selling shareholders. The underwriters may elect to cover any such short position by purchasing ordinary shares in the open market or by exercising the over-allotment option granted by us to the underwriters. In addition, the underwriters may stabilize or maintain the price of the ordinary shares by bidding  for  or  purchasing  ordinary  shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if ordinary shares previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the ordinary shares to the extent that it discourages resales of the ordinary shares. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, certain underwriters (and selling group members) may also engage in passive market making transactions in the ordinary shares on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by such prices and in response to order flow. Rule 103 of Regulation M promulgated by the Securities and Exchange Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the ordinary shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Each selling shareholder and any other persons participating in a distribution of securities will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, selling shareholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distribution, subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered hereby.


                                 LEGAL MATTERS


Certain legal matters with respect to United States law are being passed upon for Commtouch by McCutchen, Doyle, Brown & Enersen, LLP, Palo Alto, California. The validity of the ordinary shares offered hereby is being passed upon for Commtouch by Naschitz, Brandes & Co., Tel-Aviv, Israel. Certain legal matters in connection with this offering will be passed upon for the underwriters by Faegre & Benson LLP, Minneapolis, Minnesota with respect to United States law, and by Yigal Arnon & Co., Jerusalem, Israel, with respect to Israeli law. The partners of Naschitz, Brandes & Co. and McCutchen, Doyle, Brown & Enersen, LLP beneficially own, in the aggregate, less than 1% of the outstanding shares of the Company.



                                    EXPERTS

The consolidated financial statements of Commtouch Software Ltd. as of December 31, 1998 and 1999 and for each of the three years in the period ended December
31, 1999 appearing in this prospectus and Registration Statement have been audited by Kost, Forer & Gabbay, a member of Ernst & Young International, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.


                                 ISA EXEMPTION


We have applied to the Israel Securities Authority for an exemption from the obligation to publish this prospectus in the manner required pursuant to the prevailing laws of the State of Israel. Commtouch will make a copy of each report filed in accordance with United States law available for public review at its principal office in Israel.

                       WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-1 with the SEC for the shares we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are required to file annual and special reports and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 7 World Trade Center, Suite 1300,
New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060. Information contained on the Commtouch websites does not constitute part of this prospectus.

We are subject to certain of the informational requirements of the Exchange Act. We, as a "foreign private issuer," are exempt from the rules under the
Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of ordinary shares. In addition, we are not required to file
quarterly   reports  or  to  file  annual  and  current  reports  and  financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed by an independent accounting firm, as well as quarterly reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each such quarter.


                      ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Israel, and most of our directors and many of the executive officers and the Israeli experts named herein are not residents of the United States and substantially all of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and executive officers or the Israeli experts named herein and enforcement of judgments obtained in the United States against us, and our directors and executive officers, or the Israeli experts named herein, may be difficult to obtain within the United States. Commtouch Software, Inc. is the U.S. agent authorized to receive service of process in any action against us arising out of this offering or any related purchase or sale of securities. We have not given consent for this agent to accept service of process in connection with any other claim.

We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

    o the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,

    o  the judgment is no longer appealable,

    o the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and


    o  the judgment is executory in the state in which it was given.


Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if (i) the judgment was obtained by fraud, (ii) there was no due process, (iii) the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel, (iv) the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid, or (v) at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel. Judgments rendered or enforced by Israeli courts will generally be payable in Israeli currency. Judgment debtors bear the risk associated with converting their awards into foreign currency, including the risk of unfavorable exchange rates.

                            COMMTOUCH SOFTWARE LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 1999
                                In U.S. Dollars



                                     INDEX


                                                                  Page
                                                                  ------
Report of Independent Auditors ................................    F-2
Consolidated Balance Sheets ...................................    F-3
Consolidated Statements of Operations  ........................    F-4
Statement of Changes in Shareholders' Equity (Deficit) ........    F-5
Consolidated Statements of Cash Flows .........................    F-6
Notes to Consolidated Financial Statements ....................    F-7

                        REPORT OF INDEPENDENT AUDITORS


To the Shareholders of
COMMTOUCH SOFTWARE LTD.


We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. and its subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We   conducted  our  audits  in  accordance  with  generally  accepted  auditing standards, in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Commtouch Software Ltd. and its subsidiaries as of December 31, 1998 and 1999, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.


Tel-Aviv, Israel
January 31, 2000



                                                    KOST, FORER & GABBAY
                                         A Member of Ernst & Young International

                                     COMMTOUCH SOFTWARE LTD.

                                   CONSOLIDATED BALANCE SHEETS
                          (In thousands, except share and per share data)

                                                                               December 31,
                                                                        -------------------------
                                                                          1998            1999
                                                                        ---------       ---------
                                    Assets
Current Assets:
   Cash and cash equivalents .......................................    $     834       $  65,996
   Marketable securities  ..........................................          --           18,050
   Trade receivables, net ..........................................          133           2,378
   Prepaid marketing expenses ......................................          --            4,508
   Prepaid expenses and other accounts receivable ..................          244           1,648
                                                                        ---------       ---------
      Total current assets .........................................        1,211          92,580
                                                                        ---------       ---------
Long-term Lease Deposits ...........................................          --            1,254
Severance Pay Fund  ................................................          223             354
Property and Equipment, net  .......................................          932           6,148
                                                                        ---------       ---------
                                                                        $   2,366       $ 100,336
                                                                        =========       =========

            Liabilities and Shareholders' Equity (Deficit)

Current Liabilities:
   Short-term bank credit ..........................................    $   1,328       $     --
   Current portion of capital leases  ..............................          112             120
   Accounts payable ................................................          446           1,510
   Employees and payroll accruals ..................................          313           1,032
   Deferred revenue ................................................           74             561
   Accrued expenses and other liabilities ..........................          378           1,304
                                                                        ---------       ---------
      Total current liabilities ....................................        2,651           4,527
                                                                        ---------       ---------
   Long-term portion of capital leases .............................          164              44
   Accrued severance pay  ..........................................          366             453
                                                                        ---------       ---------
                                                                              530             497
                                                                        ---------       ---------
Commitments and Contingent Liabilities (Note 6)                               --              --
Shareholders' Equity (Deficit)
   Convertible Preferred Shares --
    Authorized: 524,250 shares of NIS 1 par value as of
    December 31, 1998; and none as of December 31, 1999; Issued and outstanding: 221,265 shares as of December 31, 1998 and none as of December 31, 1999 Aggregate liquidation preference of approximately $13,200 as of December 31, 1998 and none as of
    December 31, 1999 ..............................................           74             --
   Ordinary Shares --
    Authorized: 11,515,000 and 40,000,000 shares of NIS 0.05 par value as of December 31, 1998 and 1999, respectively; Issued and outstanding: 1,450,040 and 15,199,344 shares as of December 31,
    1998 and 1999, respectively ....................................           27             213
   Additional paid-in capital ......................................       11,256         133,403
   Deferred compensation  ..........................................         (418)         (5,779)
   Notes receivable from shareholders ..............................          (77)         (1,060)
   Accumulated other comprehensive income ..........................          --               63
   Accumulated deficit .............................................      (11,677)        (31,528)
                                                                        ---------       ---------
      Total shareholders' equity (deficit) .........................         (815)         95,312
                                                                        ---------       ---------
                                                                        $   2,366       $ 100,336
                                                                        =========       =========


     The accompanying notes are an integral part of these consolidated financial statements.

                                     COMMTOUCH SOFTWARE LTD.

                              CONSOLIDATED STATEMENTS OF OPERATIONS
                              (In thousands, except per share data)

                                                                            Year ended
                                                                           December 31,
                                                             ---------------------------------------
                                                               1997          1998           1999
                                                             ---------     ---------      ----------
Revenues:
   Email services ........................................   $    --       $    389       $    4,251
   Software licenses .....................................        711           --               --
   Software maintenance and services .....................        188           --               --
                                                             ---------     ---------      ----------
      Total revenues  ....................................        899           389            4,251
                                                             ---------     ---------      ----------
Cost of revenues:
   Email services  .......................................        --            569            3,643
   Software licenses  ....................................         21           --               --
   Software maintenance and services .....................        144           --               --
                                                             ---------     ---------      ----------
      Total cost of revenues .............................        165           569            3,643
                                                             ---------     ---------      ----------
Gross profit (loss) ......................................        734          (180)             608
                                                             ---------     ---------      ----------
Operating expenses:
   Research and development, net  ........................      1,108         1,149            2,942
   Sales and marketing   .................................      2,202         2,001            7,722
   General and administrative  ...........................        829           604            4,328
   Amortization of the prepaid marketing expenses ........        --            --             3,263
   Amortization of stock-based employee compensation .....        --             91            3,436
                                                             ---------     ---------      ----------
      Total operating expenses ...........................      4,139         3,845           21,691
                                                             ---------     ---------      ----------
Operating loss  ..........................................     (3,405)       (4,025)         (21,083)
Interest and other income (expenses), net  ...............        (68)         (326)           1,232
                                                             ---------     ---------      ----------
Net loss  ................................................   $ (3,473)     $ (4,351)      $  (19,851)
                                                             =========     =========      ==========
Basic and diluted net loss per share .....................   $  (2.40)     $  (3.00)      $    (2.65)
                                                             =========     =========      ==========
Weighted average number of shares used in computing
 basic and diluted net loss per share ....................      1,450         1,450            7,487
                                                             =========     =========      ==========

     The accompanying notes are an integral part of these consolidated financial statements.

                                     COMMTOUCH SOFTWARE LTD.

                      STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                                (In thousands, except share data)

                                                         Convertible
                                                      Preferred shares        Ordinary shares     Additional
                                                    ----------------------- -------------------    paid-in
                                                      Shares      Amount      Shares     Amount    capital
                                                    ---------    -------    -----------  ------   ----------
Balance of January 1, 1997 .......................    160,316    $   56      1,450,040    $  27    $   4,624
 Issuance of shares, net  ........................     23,321         7            --       --         1,625
 Warrants issued for services received and
  bank line of credit  ...........................        --        --             --       --            46
 Net loss  .......................................        --        --             --       --           --
                                                    ---------    -------    -----------  ------   ----------
Balance as of December 31, 1997 ..................    183,637        63      1,450,040       27        6,295
 Issuance of shares, net  ........................     37,628        11            --       --         4,061
 Warrants issued for services received and
  bank line of credit  ...........................        --        --             --       --           391
 Deferred compensation    ........................        --        --             --       --           509
 Amortization of deferred compensation   .........        --        --             --       --           --
 Net loss  .......................................        --        --             --       --           --
                                                    ---------    -------    -----------  ------   ----------
Balance as of December 31, 1998 ..................    221,265        74      1,450,040       27       11,256
 Issuance of shares, net  ........................    134,225        33            --       --        18,417
 Issuance of shares at initial public offering,
  net   ..........................................        --        --       4,794,086       58       65,948
 Conversion of preferred shares to ordinary
  shares   .......................................   (355,490)     (107)     7,109,800      107          --
 Fair value of warrants issued for services
  and bank line of credit ........................        --        --             --       --         8,131
 Deferred compensation  ..........................        --        --             --       --         8,797
 Ordinary shares issued for notes  ...............        --        --         670,180        8        1,029
 Issuance of shares upon exercise of warrants,
  net   ..........................................        --        --       1,105,378       12       19,808
 Issuance of shares upon exercise of options .....        --        --          69,860        1           17
 Amortization of deferred compensation ...........        --        --             --       --           --
 Repayment of notes receivable  ..................        --        --             --       --           --
 Other comprehensive income--unrealized
  holding gains on marketable securities .........        --        --             --       --           --
 Net loss  .......................................        --        --             --       --           --
 Total comprehensive loss ........................        --        --             --       --           --
                                                    ---------    -------    -----------  ------   ----------
Balance as of December 31, 1999 ..................        --     $  --      15,199,344    $ 213    $ 133,403
                                                    =========    =======    ===========  ======   ==========



                                                    Stock-based       Notes        Accumulated
                                                      employee      receivable        other
                                                      deferred         from       comprehensive   Accumulated
                                                    compensation   shareholders      income        deficit       Total
                                                   -------------- -------------- --------------- ------------ ------------
Balance of January 1, 1997 ........................   $     --       $     (77)        $--        $  (3,853)   $     777
 Issuance of shares, net  .........................         --             --           --              --         1,632
 Warrants issued for services received and
  bank line of credit  ............................         --             --           --              --            46
 Net loss  ........................................         --             --           --           (3,473)      (3,473)
                                                      ---------      ---------         -----      ----------   ----------
Balance as of December 31, 1997 ...................         --             (77)         --           (7,326)      (1,018)
 Issuance of shares, net  .........................         --             --           --              --         4,072
 Warrants issued for services received and
  bank line of credit  ............................         --             --           --              --           391
 Deferred compensation    .........................        (509)           --           --              --           --
 Amortization of deferred compensation   ..........          91            --           --              --            91
 Net loss  ........................................         --             --           --           (4,351)      (4,351)
                                                      ---------      ---------         -----      ----------   ----------
Balance as of December 31, 1998 ...................        (418)           (77)         --          (11,677)        (815)
 Issuance of shares, net  .........................         --             --           --              --        18,450
 Issuance of shares at initial public offering,
  net   ...........................................         --             --           --              --        66,006
 Conversion of preferred shares to ordinary
  shares   ........................................         --             --           --              --           --
 Fair value of warrants issued for services
  and bank line of credit .........................         --             --           --              --         8,131
 Deferred compensation  ...........................      (8,797)           --           --              --           --
 Ordinary shares issued for notes  ................         --          (1,037)         --              --           --
 Issuance of shares upon exercise of warrants,
  net   ...........................................         --             --           --              --        19,820
 Issuance of shares upon exercise of options .....          --             --           --              --            18
 Amortization of deferred compensation ............       3,436            --           --              --         3,436
 Repayment of notes receivable  ...................         --              54          --              --            54
 Other comprehensive income--unrealized
  holding gains on marketable securities ..........         --             --            63             --            63
 Net loss  ........................................         --             --           --          (19,851)     (19,851)
                                                                                                               ----------
 Total comprehensive loss .........................         --             --           --              --       (19,788)
                                                                                                                - - - - -

                                                      ---------      ---------         -----      ----------   ----------
Balance as of December 31, 1999 ...................   $  (5,779)     $  (1,060)        $ 63       $ (31,528)   $  95,312
                                                      =========      =========         =====      ==========   ==========


               The accompanying notes are an integral part of these consolidated financial statements.

                                                             F-5

                                            COMMTOUCH SOFTWARE LTD.

                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 (In thousands)


                                                                                     Year Ended
                                                                                    December 31,
                                                                    -------------------------------------------
                                                                      1997            1998             1999
                                                                    ---------       ---------        ----------
Cash flows from operating activities:
   Net loss  ...................................................    $  (3,473)      $  (4,351)       $  (19,851)
   Adjustments to reconcile net loss to net cash used in
    operating activities:
      Depreciation and amortization  ...........................          206             236             1,709
      Amortization of stock-based employee deferred
       compensation and warrants issued for service
       received and bank line of credit ........................           46             482             3,796
      Decrease (increase) in trade receivables, net ............          738             (84)           (2,245)
      Amortization of prepaid marketing expenses ...............          --              --              3,263
      Decrease (increase) in prepaid expenses and other
       accounts receivable  ....................................           14            (164)           (1,028)
      Increase in account payable ..............................           99              91             1,064
      Increase (decrease) in employee and payroll accruals
       and other liabilities ...................................         (147)            128             1,645
      Increase in deferred revenue .............................          --               74               487
      Increase (decrease) in accrued severance pay, net ........          (54)             19               (44)
      Other  ...................................................          --              --                (12)
                                                                    ---------       ---------        ----------
Net cash used in operating activities ..........................       (2,571)         (3,569)          (11,216)
                                                                    ---------       ---------        ----------
Cash flows from investing activities:
Purchase of available-for-sale marketable
 securities  ...................................................          --              --            (17,987)
   Long-term deposits ..........................................          --              --             (1,254)
   Advance to related party ....................................          --              --               (364)
   Proceeds from sale of property and equipment  ...............          --              --                 13
   Purchase of property and equipment ..........................          (93)           (442)           (6,938)
                                                                    ---------       ---------        ----------
Net cash used in investing activities ..........................          (93)           (442)          (26,530)
                                                                    ---------       ---------        ----------
Cash flows from financing activities:
   Short-term bank credit, net .................................          733             595            (1,328)
   Repayment of note receivable by shareholder .................          --              --                 54
   Principal payment of capital lease ..........................          (67)           (146)             (112)
   Proceeds from issuance of shares, net .......................        1,632           4,072           104,294
                                                                    ---------       ---------        ----------
Net cash provided by financing activities  .....................        2,298           4,521           102,908
                                                                    ---------       ---------        ----------
Increase (decrease) in cash and cash equivalents ...............         (366)            510            65,162
Cash and cash equivalents at the beginning of the year .........          690             324               834
                                                                    ---------       ---------        ----------
Cash and cash equivalents at the end of the year ...............    $     324       $     834        $   65,996
                                                                    =========       =========        ==========
Supplemental disclosure of cash flows activity:
   Cash paid during the year:
   Interest  ...................................................    $      48       $      97        $      117
                                                                    =========       =========        ==========
Supplemental disclosure of non-cash activity:
   Capital lease obligations ...................................    $     --        $     328        $      --
                                                                    =========       =========        ==========
   Ordinary shares issued for notes receivable from
    shareholders ...............................................    $     --        $     --         $    1,037
                                                                    =========       =========        ==========
   Issuance of Warrants for Prepaid Marketing Expenses .........    $     --        $     --         $    7,771
                                                                    =========       =========        ==========


            The accompanying notes are an integral part of these consolidated financial statements.

                            COMMTOUCH SOFTWARE LTD.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: GENERAL


Commtouch  Software  Ltd.  (the "Company" or "Commtouch") was incorporated under the laws of Israel in 1991. The Company, together with its United States subsidiary, Commtouch Software Inc., ("CSI") a California corporation, is a provider of Web-based email and communications solutions to customers who in turn offer those solutions to their end-users. From inception through 1997, the Company generated revenues primarily from sale maintenance and service of stand-alone email client software products for both mainframe and personal computers. From 1998, the Company began to generate revenues by providing email services to its customers. Email service revenues are derived from contracts that provide for either a share of advertising revenues subject to a minimum annual revenue commitment or a monthly per-email box fee, and fees for direct marketing and communications services. In November 1999, the Company established a wholly-owned subsidiary in England, Commtouch Software (UK) Ltd. (the "UK company"). The UK company had not yet commenced operations.


During 1999, approximately 11% of the revenues were derived from a single customer. During 1998, approximately 54% of the revenues were derived from another single customer.


NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.


a. Use of Estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.


b. Financial Statements Denominated in United States Dollars:

Most of the Company's revenues are denominated in United States dollars. In addition, a substantial portion of the Company's costs are incurred in dollars. Since the dollar is the primary currency in the economic environment in which the Company and its subsidiaries operate, the dollar is their functional currency, and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations.


c. Principles of Consolidation:

The  consolidated  financial  statements include the accounts of the Company and
its   wholly-owned  subsidiaries.  All  significant  intercompany  balances  and transactions have been eliminated in consolidation.


d. Cash, Cash Equivalents and Marketable Securities:

The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". All debt securities are designated as available-for-sale. Available-for-sale securities are

                            COMMTOUCH SOFTWARE LTD.

carried at fair value, which is determined based upon the quoted market prices of the securities, with unrealized gains and losses reported in shareholders' equity, as items of other comprehensive income.


e. Prepaid Marketing Expenses:

The Company recorded prepaid marketing expenses, representing the fair value of warrants which have been issued to Go2Net Inc. and Microsoft Corporation in connection with commercial agreements into which the Company entered during 1999.

The prepaid marketing expenses are amortized using the straight-line method over the minimum term of the agreements (twelve months).

In 1999, operating expenses included amortization of prepaid marketing expenses amounting to $3.3 million.

f. Property and Equipment:

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets ranging from two to sixteen years. Leasehold improvements are amortized by the straight-line method over the lease term.

The Company periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. As of December 31, 1999, no impairment losses have been identified.

g. Research and Development:

Research and development costs are charged to the statement of operations as incurred. Statement of Financial Accounting Standards Board No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur any costs between the completion of the working model and the point at which the product is ready for general release. Therefore, through December 31, 1999, the Company has charged all software development costs to research and development expense in the period incurred.

h. Revenue Recognition:

Since 1998, the Company has derived its revenues from providing Web-based email services. Revenues from contracts that are not dependent upon the number of mailboxes and provide non-refundable fixed payments are recognized ratably over the contract term. Revenues from contracts specifying a contractual rate per mailbox per month are recognized monthly for mailboxes covered by the respective contracts. Revenues from contracts based on a share of advertising revenues earned by business partners are recognized when such revenues are earned. Revenues from set up and installation fees are recognized upon installation. Amounts billed or received in advance of service delivery are recorded as deferred revenue.

Revenues from software products sales that occurred through 1997 were recognized upon delivery of the software master for reproduction and distribution provided no significant vendor obligations remained, and collection of the related receivable was probable in accordance with Statement of Position 91-1.

                            COMMTOUCH SOFTWARE LTD.

i. Royalty-Bearing Grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, when expenses under such approved projects are incurred. Development grants amounted to $288 in 1997 and none in 1998 and 1999.

j. Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables, cash equivalents and marketable securities. The majority of the Company's cash, cash equivalents and marketable securities are invested in dollar and dollar linked investments and are deposited in major banks in Israel and in the United States. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.


The Company's trade receivables are derived from transactions with companies located primarily in North America, Europe and the Far East. The Company maintains an allowance for doubtful trade receivables based upon the expected collectibility of trade receivables. The allowance for doubtful accounts was none and $405,000 at December 31, 1998 and 1999, respectively. In 1997, the Company wrote off approximately $170,000 of trade receivables that were derived from revenues recognized in 1996.


k. Accounting for Stock-Based Compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's stock options equals or is above the market value of the underlying stock on the date of grant, no compensation expense is recognized. The pro-forma information with respect to the fair value of the options is provided in accordance with the provisions of Statement No. 123.

In accounting for warrants granted to those other than employees, the Company applied the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and Emerging Issues Task Force ("EITF") 96-18 "Accounting for Equity Instruments That Are Issued to other than Employees Acquiring or in Conjunction with Selling, Goods or Services." . The fair value of these warrants was estimated at the grant date, using the Black-Scholes option-pricing model.

l. Basic and Diluted Net Loss Per Share:

Basic and diluted net loss per share are presented in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"), for all periods presented.

Basic net loss per share has been computed using the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the weighted average number of dilutive potential ordinary shares considered outstanding during the year.

All convertible preferred shares, outstanding stock options, and warrants have been excluded from the calculation of the diluted loss per share because all such securities are antidilutive for all periods presented. The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share were 911,680, 1,236,100 and 2,497,470 for 1997, 1998 and 1999, respectively.

                            COMMTOUCH SOFTWARE LTD.

m. Severance Pay:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay funds insurance policies and by an accrual.


The  deposited  funds  include profits accumulated up to the balance sheet date.
The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

Severance expenses for 1997, 1998 and 1999 were approximately $73,000, $62,000 and $129,000, respectively.


n. Fair Value of Financial Instruments:

The carrying amounts of cash and cash equivalents, marketable securities, trade receivables and accounts payable, approximate their fair values due to the short-term maturities of these instruments.

The fair value of long term deposits is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying value of these obligations approximates their respective fair values as of December 31, 1999.


o. Future Adoption of New Accounting Standards:

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The FASB has issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of SFAS No. 133. The rule will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the impact of this new statement on the consolidated financial statements to be material.

NOTE 3: MARKETABLE SECURITIES

                                                       December 31,
                                                           1999
                                                       --------------
Marketable securities are as follows (in thousands):
Commercial papers  .................................      $  2,230
Government securities ..............................         9,918
Corporate debt securities ..........................         5,902
                                                          ---------
                                                          $ 18,050
                                                          =========

During 1999, the unrealized gross holding gains on marketable securities were $80,000, while the unrealized gross holding losses were $17,000.

                            COMMTOUCH SOFTWARE LTD.

NOTE 4: PROPERTY AND EQUIPMENT

                                                          December 31,
                                                      --------------------
                                                       1998       1999
                                                      --------   ---------
Property and equipment are as follows (in thousands):
Computers and peripheral equipment ..................  $1,260     $ 7,704
Office furniture and equipment ......................      90         232
Motor vehicles ......................................     118         135
Leasehold improvements ..............................     137         454
                                                       -------    --------
                                                        1,605       8,525
Less accumulated depreciation .......................     673       2,377
                                                       -------    --------
                                                       $  932     $ 6,148
                                                       =======    ========

Computers and peripheral equipment under various capital lease agreements amounted to approximately $328,000 and $328,000 as of December 31, 1998 and 1999, respectively, and their accumulated depreciation amounted to approximately $38,000 and $185,000 as of December 31, 1998 and 1999, respectively.

Depreciation   expenses   amounted   to  approximately  $145,000,  $236,000  and
$1,706,000 for 1997, 1998 and 1999, respectively.


NOTE 5: CAPITAL LEASES

During 1998, CSI leased computers and peripheral equipment under various capital lease agreements, with an option to purchase the equipment upon the expiration of the initial lease term, for the fair market value prevailing at that time, not to exceed 10% of the original cost of the equipment. The annual interest rate of such capital leases ranges between 19.5% and 23%.


NOTE 6: COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases:

The facilities of the Company and CSI are leased under operating lease agreements expiring through 2007. Future minimum lease payments under these leases are as follows (in thousands):

                  2000 ............................. $  2,251
                  2001 .............................    2,803
                  2002 .............................    2,889
                  2003 .............................    2,782
                  2004 .............................    2,770
                  Thereafter .......................    6,168
                                                     --------
                                                     $ 19,663
                                                     ========

Rent expenses for 1997, 1998 and 1999 were approximately $55,000, $56,000 and $578,000, respectively. In connection with the lease agreement on an office building, CSI deposited $1.3 million in long term lease deposits of which $1.1 million was held as collateral.


Royalties:

The Company is required to pay royalties on grants received from the Government of Israel for research and development projects and marketing activities at the rate of 3%--5% of total revenues, up to an amount equal to 100% to 150% of the original amount received linked to the dollar.

                            COMMTOUCH SOFTWARE LTD.

As of December 31, 1999, the Company had an outstanding contingent obligation to pay royalties in the aggregate amount of $275,000.


NOTE 7: INCOME TAXES

Israeli Income Tax

The Company's production facilities in Israel have been granted "Approved Enterprise" status for two separate investment programs approved in 1992 and 1996 by the Israeli Investment Center under the Law for Encouragement of Capital Investments, 1959 ("the Law").

The Company's first approved program commenced operation in 1995. The Company's second program received a letter of approval in April 1996. An application for an enlargement was submitted in February 2000 and has not yet been approved.

In February 2000 the Company submitted an application for another expansion (third program).

Undistributed Israeli income derived from each of its "Approved Enterprise" programs entitle the Company to a tax-exemption for a period of two years commencing with the first year it will earn taxable income (not commenced yet) and to a reduced tax rate of 10%--25% for an additional period of five to eight years (depending on the level of foreign investment in the Company). These tax benefits cannot continue beyond the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. Thereafter, the Company's income will be subject to the regular income tax rate of 36%. Income that was not derived from "Approved Enterprise" in is period of benefit mentioned above is taxed at the regular rate of 36%.


Distribution of cash dividends from income that was tax exempt due to the "approved enterprise" status are subject to a tax of 10%-25%. In addition, these dividends will be subject to a 15% withholding tax.

The tax exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company.

The Company's Board of Directors has determined that such tax exempt income will not be distributed as dividends. The Company is an "industrial company" under the Law for the Encouragement of Industry (Taxation), 1969 and as such is entitled to certain tax benefits, mainly accelerated rates of depreciation and the right to claim public issuance expenses.


As of December 31, 1999, Israeli net operating loss carryforwards amounted to approximately $22.5 million. Such net operating loss may be carried forward indefinitely and offset against future taxable income.

U.S. Income Tax:

CSI is taxed based upon tax laws in the U.S.

As of December 31, 1999, CSI had a U.S. federal net operating loss carryforward of approximately $14.2 million. The net operating loss expires in various amounts between the years 2008 and 2020.

Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                            COMMTOUCH SOFTWARE LTD.

Deferred Taxes:

The Company expects that during the period in which its Israeli tax losses are utilized its Israeli income would be substantially tax exempt. Accordingly there will be no tax benefit available from such losses and no Israeli deferred income taxes have been included in these financial statements.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                             December 31,
                                                        ----------------------
                                                          1998          1999
                                                        --------      --------
Deferred tax assets are as follows (in thousands):
U.S. operating loss carryforwards ..................... $ 1,656       $  4,970
Reserves and allowances not currently deductible ......      15             57
                                                        -------       --------
Net deferred tax asset before valuation allowance .....   1,671          5,027
Valuation allowance ...................................  (1,671)        (5,027)
                                                        -------       --------
Net deferred tax asset ................................ $    --       $     --
                                                        =======       ========


For the year ended December 31, 1999 the valuation allowance increased by approximately $3.4 million. No utilization of CSI's tax losses carryforwards is expected in the foreseeable future, because of its history of operating losses. In 1997, 1998 and 1999, the Company provided a 100% valuation allowance against the deferred tax assets in respect of these tax loss carryforward and other temporary differences because of the uncertainty of realizing these deferred tax assets.

Pretax loss:

Pretax losses are as follows (in thousands):

                                           1997          1998           1999
                                          -------       -------       --------
Israel .................................  $ 1,602       $ 2,497       $ 11,259
U.S. ...................................    1,871         1,854          8,592
                                          -------       -------       --------
                                          $ 3,473       $ 4,351       $ 19,851
                                          =======       =======       ========

NOTE 8: SHAREHOLDERS' EQUITY

The ordinary shares of the Company are traded on the NASDAQ National Market.


a. Capital Shares:

In April 1999, the Company's Board of Directors approved: a 20 for 1 split of ordinary shares, a change in the conversion ratio of preferred shares to ordinary shares to 1 to 20 and an increase to the authorized ordinary shares to 40,000,000 shares of NIS 0.05 par value. The consolidated financial statements have been retroactively adjusted to reflect such changes.


In July 1999, the Company completed an Initial Public Offering ("IPO") of its ordinary shares. The Company sold 3,450,000 shares to the public at $16 per share. Concurrent with the closing of the IPO, the Company sold 1,344,086 shares at $14.88 per share to Go2Net, Inc. In addition, the holders of Series A, Series B, Series C and Series D convertible preferred shares received ordinary shares pursuant to an automatic conversion, resulting in the issuance of 7,109,800 ordinary shares in exchange for all outstanding convertible preferred shares.

                            COMMTOUCH SOFTWARE LTD.

b. Warrants Issued:

Warrants to Investors. In 1996, the Company issued to certain Series B investors warrants to purchase 13,873 Series B Convertible Preferred shares at an exercise price of $44.04. These warrants were exercised concurrently with the closing of the IPO.


Warrants Issued for Services Received and Financing Transactions. Through 1999, the Company granted warrants in connection with a bank line of credit, loans and consulting services received. At December 31, 1999, one warrant for 4,860 ordinary shares with an exercise price of $3.61 per share remained outstanding. This warrant was net exercised into 4,461 shares in January 2000.

The Company recorded $17,000, $264,000, and $360,000 as interest expenses in 1997, 1998 and 1999, respectively. The Company recorded $29,000, $127,000 and none in 1997, 1998 and 1999, respectively, as compensation expense and included these amounts in operating expenses.


Warrants Issued to Strategic Partners and Customers. Concurrent with the closing of the IPO, the Company entered into a customary commercial email service agreement with Go2Net, a related party. Under this agreement, the Company provides email services to the end users of Go2Net's various email properties. In connection with this agreement, the Company issued a warrant expiring in July 2004 to purchase 1,136,000 Ordinary Shares at an exercise price of $12.80 per share. As of December 31, 1999, this warrant had not been exercised. At the grant date, the fair value of this warrant was estimated as $5.9 million and is being amortized to operating expenses over the minimum term of the contract (twelve months).


In October 1999, the Company entered into a customary email service agreement with Microsoft Corporation. Under this agreement, the Company delivers email services to Microsoft Web sites. In connection with this agreement, the Company issued a warrant to purchase 707,965 ordinary shares at an exercise price of $28.25 per share. The warrant was exercised on December 29, 1999. At the grant date, the fair value of this warrant was estimated at $1.9 million and is being amortized to operating expenses over the minimum term of the contract (twelve months).



c. Issuance of Ordinary Shares Against Promissory Notes:

During 1999, several employees and officers early exercised 670,180 options granted to them by Commtouch. In consideration for the ordinary shares purchased pursuant to the early exercise of the options, they provided Commtouch with full recourse promissory notes in the original principal amount of approximately $1.0 million. The promissory notes bear interest at 4.83%, with interest payment due at the end of each calendar year, with the principal due on the fourth anniversary of the date of the promissory notes. The shares purchased are subject to a right of repurchase in favor of Commtouch according to the original vesting schedule of the options exercised, generally four years. As of December 31, 1999, approximately 279,584 shares are subject to this right of repurchase.



d. Employee Stock Purchase Plan:

Commtouch reserved a total of 150,000 shares for issuance under the plan. Eligible employees may purchase ordinary shares at 85% of the lower of the market value of the Company's Ordinary shares on the first day of the applicable offering period or the last day of the applicable purchase period.


e. Stock Options:

The Company has reserved 5,000,000 ordinary shares for issuance under employee stock option plans and agreements. Options granted under such plans and agreements expire generally after 10 years from the date of grant and terminate upon termination of the optionee's employment or other relationship with the Company. The options generally vest ratably over a 4-year period. The exercise price of the options granted under the individual agreements may not be less than the nominal value

                            COMMTOUCH SOFTWARE LTD.

of the shares into which such options are exercisable or in the case of the subsidiary's plan it may not be less than fair market value. Any options that are canceled or not exercised within the options period become available for future grant.


In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees to purchase ordinary shares of the Company. The Company issued options to purchase ordinary shares to its Israeli employees pursuant to individual agreements. In 1999 the Company approved the 1999
Section 3(i) Share Option Plan for its Israeli employees.


A  summary of the company's share option activity under the plans is as follows:


                                                                                               Weighted Average
                                                        Number of Shares                        Exercise Price
                                             ----------------------------------------   -------------------------------
                                               1997          1998          1999         1997        1998       1999
                                             ---------     --------     ----------      --------    -------    --------
Outstanding at beginning of period   ......    457,520     607,040        849,520       $  0.99     $ 1.10     $  1.20
Granted   .................................    213,820     251,900      1,342,670          1.45       1.45       10.13
 Exercised   ..............................        --          --        (740,040)          --         --         1.42
 Canceled    ..............................    (64,300)     (9,420)       (69,040)         1.45       1.45        4.49
                                             ---------     --------     ----------      --------    -------    --------
Outstanding at end of period   ............    607,040     849,520      1,383,110          1.10       1.20        9.62
                                             =========     ========     ==========      ========    =======    ========
Exercisable at end of period   ............    165,480     375,580        381,315          1.45       1.45        3.50
                                             =========     ========     ==========      ========    =======    ========
Deemed fair value of options granted
 at an exercise price of:
 -- Less than fair market value at
   date of grant   ........................  $     --      $  2.46      $    3.65
                                             =========     ========     ==========
 -- Equals to fair market value at
   date of grant   ........................  $    0.61     $   --       $   15.75
                                             =========     ========     ==========
 -- Exceeds fair market value at
   date of grant   ........................  $     --      $   --       $     --
                                             =========     ========     ==========


The options outstanding as of December 31, 1999, have been separated into ranges of exercise price, as follows:




                        Options              Weighted                                   Options          Weighted Average
                   Outstanding as of         Average              Weighted         Exercisable as of         Price of
                     December 31,           Remaining         Average Exercise       December 31,          Exercisable
Exercise Price           1999            Contractual Life          Price                 1999                Options
----------------   -------------------   ------------------   ------------------   -------------------   ------------------
  $ 0.55-$ 2.50           660,760              8.23                 $ 1.52               320,282               $ 1.42
  $11.00-$15.75           522,500              9.56                 $14.13                61,033               $14.43
  $16.06-$48.56           199,850              9.84                 $24.65                   --                   --
                   -------------------   ------------------   ------------------   -------------------   ------------------
  $ 0.55-$48.56         1,383,110              8.96                 $ 9.62               381,315               $ 3.50
                   ===================   ==================   ==================   ===================   ==================


Under  SFAS  123, pro forma information regarding net income (loss) and earnings
(loss) per share is required and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions for 1997, 1998 and 1999: risk-free interest rates of 6% for 1997 and 1998 and 5.5% for 1999, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 0.5 for 1997, 1998 and 0.5 - 0.56 for 1999 and an expected life of the option of 6 months after the option is vested.

                            COMMTOUCH SOFTWARE LTD.

The  Black-Scholes  option  valuation  model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma information under SFAS 123 are as follows (in thousands except per share amounts):


                                                          1997           1998            1999
                                                        --------       --------        ---------
Net loss as reported  ................................  $ (3,473)      $ (4,351)       $ (19,851)
                                                        ========       ========        =========
Pro forma net loss  ..................................  $ (3,600)      $ (4,402)       $ (20,224)
                                                        ========       ========        =========
Pro forma basic and diluted net loss per share  ......  $  (2.48)      $  (3.04)       $   (2.60)
                                                        ========       ========        =========

The Company recorded deferred compensation representing the difference between the exercise price and the deemed fair value of the Company's ordinary shares at the date of grant. Such amount is being amortized based on an accelerated vesting method over the vesting period of the options, generally 4 years.


Deferred compensation is as follows (in thousands):
Balance as of January 1, 1999   ....................................   $    418
Deferred compensation related to options issued to employees  ......      8,797
Less amortization of deferred compensation  ........................     (3,436)
                                                                       --------
Balance as of December 31, 1999    .................................   $  5,779
                                                                       ========

f. Non-Employee Directors Stock Option Plan:

The Company adopted the 1999 Non-Employee Directors Stock Option Plan. Commtouch reserved a total of 250,000 shares for issuance under this plan. Each individual who first joined the Board of Directors as a nonemployee director on or after the effective date of the initial public offering received an option grant for 10,000 ordinary shares. Each option granted under the Non-Employee Directors Plan would become exercisable with respect to one-fourth of the number of shares covered by such option three months after the date of grant and with respect to one-third of the remaining shares subject to the option every three months thereafter. Each option has an exercise price equal to the fair market value of the ordinary shares on the grant date of such option. Each option has a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors.


During 1999, the Company granted 60,000 shares to directors at a weighted average exercise price of $15.83 per share. As of December 31, 999, 25,000 exercisable and 60,000 shares were outstanding.


NOTE 9: RELATED PARTY TRANSACTION

Other accounts receivables includes an advance to an officer and director of the Company. In October 1999, the Company advanced $364,000 to an officer who is also a director.


The loan is linked to the Israeli Consumer Price Index, plus a 2% interest rate. The loan was fully repaid on February 10, 2000.

                            COMMTOUCH SOFTWARE LTD.

NOTE 10: SELECTED STATEMENTS OF OPERATIONS DATA

Geographic information:

The Company conducts its business on the basis of one reportable segment. Revenues from external customers (in thousands):

                                                           Revenues
                                                ----------------------------
                                                 1997      1998       1999
                                                ------    ------    --------
Israel ........................................  $   1     $  --     $   369
U.S.A  ........................................    543       109       3,056
Europe ........................................     28       130         344
Japan  ........................................    282       103         250
Other  ........................................     45        47         232
                                                ------    ------    --------
                                                 $ 899     $ 389     $ 4,251
                                                ======    ======    ========

The Company's long-lived assets as of December 31, are as follows (in thousands):

                                                  1998      1999
                                                ------    --------
Israel  .......................................  $ 291     $   789
U.S.A   .......................................    641       5,359
                                                ------    --------
                                                 $ 932     $ 6,148
                                                ======    ========

                                3,000,000 Shares



                            COMMTOUCH SOFTWARE LTD.



                                Ordinary Shares


                               [GRAPHIC OMITTED]



                            -----------------------
                                   PROSPECTUS
                           -----------------------



Until         ,  2000, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           U.S. Bancorp Piper Jaffray

                           Thomas Weisel Partners LLC

                            Warburg Dillon Read LLC

                            William Blair & Company




                                        , 2000

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Company (the "Registrant") in connection with the offering of the securities being registered other than the underwriting discounts and commissions. All of the amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

         SEC registration fee  .................................   $
                                                                   --------
         NASD filing Fee .......................................   $
         Nasdaq National Market filing fee  ....................    17,500
         Blue Sky fees and expenses  ...........................    10,000
         Printing and engraving expenses .......................    50,000
         Israeli stamp duty ....................................
         Legal fees and expenses  ..............................    50,000
         Accounting fees and expenses ..........................    50,000
         Transfer agent and registrar fees and expenses ........    10,000
         Miscellaneous expenses ................................
                                                                   --------
               Total  ..........................................   $
                                                                   ========

Item 14. Indemnification of Directors and Officers.

Reference is made to Section _____________ of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 hereto, which provides for indemnification of the directors and officers of the Registrant who sign the Registration Statement by the Underwriters against certain liabilities, including those arising under the Securities Act, in certain circumstances.


Israeli law permits a company to insure an Office Holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his fiduciary duty to the company, to the extent that he acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an Office Holder for monetary liabilities as a result of an act or omission that he committed in connection with his serving as an Office Holder. Moreover, a company can indemnify an Office Holder for (a) monetary liability imposed upon him in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or imposed upon him by a court, in an action, suit or proceeding brought against him by or on behalf of the company or other persons, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case in connection with his activities as an Office Holder.

The Articles of Association of Commtouch allow Commtouch to insure and indemnify Office Holders to the fullest extent permitted by law provided such insurance of indemnification is approved by the Audit Committee. The Registration Rights Agreement which we entered into with Go2Net and Vulcan, contains certain provisions relating to indemnification of our directors and officers. Pursuant to these provisions, the Registrant has in effect insurance policies in the amount of US $25 million covering its directors and officers.


Certain members of our management team are officers of our subsidiary, Commtouch Software Inc., a California Corporation, or reside in California. The Articles of Incorporation of Commtouch Software Inc. provide that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law and that the corporation is authorized to provide for the indemnification of agents of the corporation, as defined in Section 317 of the

California  General  Corporation  Law,  in excess of that expressly permitted by
Section 317 for breach of duty to the corporation and its shareholders to the fullest extent permissible under California law.

With  respect  to  all  proceedings  other  than shareholder derivative actions,
Section 317 permits a California corporation to indemnify any of its directors, officers or other agents only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. In the case of derivative actions, a California corporation may indemnify any of its directors, officers or agents only if such person acted in good faith and in a manner such person believed to be in the best interests of the corporation and its shareholders.
Furthermore, in derivative actions, no indemnification is permitted (i) with respect to any matter with respect to which the person to be indemnified has been held liable to the corporation, unless such indemnification is approved by the court; (ii) of amounts paid in settling or otherwise disposing of a pending action without court approval; or (iii) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval. To the extent that a director, officer or agent of a corporation has been successful on the merits in defense of any proceeding for which indemnification is permitted by Section 317, a corporation is obligated by
Section 317 to indemnify such person against expenses actually and reasonably incurred in connection with the proceeding.

Pursuant to the terms under which the ordinary shares were issued to the Selling Securityholders, the Company has agreed to indemnify the Selling Securityholders and any underwriter against such liabilities as they may incur as a result of any untrue statement of a material fact in the Registration Statement of which this prospectus is a part, or any omission herein or therein to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. Such indemnification includes liabilities under the Securities Act, the Securities Exchange Act, state securities laws and the rules thereunder, but excludes liabilities for statements or omissions that were based on information provided by a Selling Securityholder, as to which each Selling Securityholder has agreed to indemnify the Company and any underwriter.


Item 15. Recent Sales of Unregistered Securities.

Since January 1997, we have sold and issued the securities listed below without registering the securities under the Securities Act of 1933, as amended. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering(a)

     (1) Between July 1997 and March 1999, we issued and sold for cash 153,093 Series C Convertible Preferred Shares at a price of $72.17 per share to 22 investors.

     (2) In April 1999, we issued Convertible Promissory Notes that have since converted into 42,081 Series D Convertible Preferred Shares. The effective price for each Series D Preferred Share was $314.56.

     (3) Concurrently with our initial public offering on July 16, 1999, in a private transaction we sold 896,057 ordinary shares to Go2Net for a purchase price of $13,333,328 and an additional 448,029 shares to Vulcan Ventures Incorporated for a purchase price of $6,666,672. The purchase price per share was $14.88, equal to the initial public offering price less the underwriting discount. In addition, we issued a warrant to Go2Net to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share.

     (4) In connection with an Email Services Agreement dated October 27, 1999 between Commtouch's U.S. subsidiary Commtouch Software, Inc., and Microsoft Corporation, Commtouch granted Microsoft a warrant, exercisable until December 29, 1999, to purchase 707,964 of Commtouch's ordinary shares at an exercise price of $28.25 per share for an aggregate exercise price of $20,000,000. On December 29, 1999, Microsoft exercised the warrant and now holds 707,965 shares.


------------
(a) Share figures and price-per-share figures do not reflect the twenty-for-one stock split which became effective concurrently with the initial public offering.

We believe that each transaction listed above was exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) of the Securities Act, Regulation D, promulgated under the Securities Act or Rule 701 with respect to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules.
(a) Exhibits

Exhibit
 Number                                      Description of Document
---------   --------------------------------------------------------------------------------------------

 1.1*       Form of Underwriting Agreement
 3.1        Memorandum of Association of the Registrant.(1)
 3.2        Articles of Association of the Registrant.(1)
 4.1        Specimen Certificate of Ordinary Shares.(1)
 4.2        Amended and Restated Registration Rights Agreement dated as of April 19, 1999.(1)
 4.2.1      Amendment No. 1 to Amended and Restated Registration Rights Agreement dated as of
            December 29, 1999.(5)
 4.2.2      Amendment No. 2 to Amended and Restated Registration Rights Agreement dated as of
            March 10, 2000.***
 4.3        Form of Tag-Along Rights (Right of First Refusal and Co-Sale) Agreement dated as of
            December 23, 1998.(1)
 4.4        Form of Drag-Along Letter dated as of April 15, 1999.(1)
 5.1        Opinion of Naschitz, Brandes & Co., Israeli counsel to the Registrant, as to certain legal matters with respect to the legality of the shares.**
10.1        Registrant's 1996 CSI Stock Option Plan and forms of agreements thereunder.(1)
10.2        Registrant's form of Stock Option Agreement for Israeli Employees.(1)
10.3        Registrant's 1999 Stock Option Plan and form of agreement thereunder.(1)
10.4        Commtouch Software Ltd. 1999 Nonemployee Directors Stock Option Plan.(1)
10.5        Commtouch Software Ltd. 1999 Employee Stock Purchase Plan and forms thereunder.(1)
10.6        Sublease between ASCII of America, Inc. and Commtouch for Commtouch's offices in
            Santa Clara, California, dated December 16, 1998.(1)
10.7        Lease between DeAnza Building and Commtouch for Commtouch's offices in Sunnyvale,
            California, dated February 5, 1996, as amended.(1)
10.8        Form of Letter Agreement between the Registrant and U.S. Bancorp Piper Jaffray.(2)
10.9        Form of Customized Web-based Email Service Agreement by and between Go2Net, Inc.
            and the Registrant.(3)
10.9.1      Form of Share Warrant for Go2Net, Inc. to purchase ordinary shares of the Registrant.(3)
10.9.2      Form of Share Warrant for Microsoft Corporation to purchase ordinary shares of the
            Registrant dated October 26, 1999.(5)
10.9.3      Amendment dated December 29, 1999 to Form of Share Warrant for Microsoft
            Corporation to purchase ordinary shares of the Registrant.(5)
10.9.4      Lockup Agreement between the Registrant and Microsoft Corporation dated December 29,
            1999.(5)
10.10       Form of Share Purchase Agreement by and among the Registrant, Go2Net, Inc. and
            Vulcan Ventures Incorporated.(3)
10.10.1     Form of Registration Rights Agreement by and among the Registrant, Go2Net, Inc. and
            Vulcan Ventures Incorporated.(3)
10.10.2     Form of Letter Agreement between the Registrant and Selling Securityholders extending deadline for SEC registration.(5)

Exhibit
Number                                   Description of Document
--------   --------------------------------------------------------------------------------------
21.1       Subsidiaries of the Registrant.(1)
23.1       Consent of Kost, Forer & Gabbay, independent auditors.**
23.2       Consent of Naschitz, Brandes & Co. (contained in Exhibit 5.1)
23.3       Consent of McCutchen, Doyle, Brown & Enersen, LLP.**
24.1       Power of Attorney of directors and certain officers of the Registrant.**
99.1       Press Release of the Registrant, dated July 7, 1999.(2)
99.2       Memorandum of Understanding between the Registrant, Go2Net, Inc. and Vulcan Ventures
           Incorporated, dated July 7, 1999.(2)

------------
(1) Incorporated by reference to similarly numbered exhibit in Amendment No. 1 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.
(2) Incorporated by reference to similarly numbered exhibit in Amendment No. 4 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.
(3) Incorporated by reference to similarly numbered exhibit in Amendment No. 5 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.
(4) Filed with Amendment No. 1 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-89773, filed on January 5, 2000.
(5) Incorporated by reference to similarly numbered exhibit in Amendment No. 1 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-89773.
  * To be filed by amendment.
 ** Previously filed.
*** Amended since original filing; to be re-filed by amendment.


(b) Financial Statement Schedules.

   Schedule II

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

     (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 297(h) under the Securities Act shall be deemed to be part of this Registration Statement at the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Palo Alto, state of California, on March 13, 2000.

                                          COMMTOUCH SOFTWARE LTD.


                                          By:        /s/ JAMES E. COLLINS
                                             -----------------------------------
                                                         James E. Collins
                                                     Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           Name                                Title                          Date
-----------------------------   --------------------------------------   ----------------
       /S/ GIDEON MANTEL*       Chief Executive Officer and Director     March 13, 2000
---------------------------     (Principal Executive Officer)
          Gideon Mantel

     /s/ JAMES E. COLLINS*      Chief Financial Officer (Principal       March 13, 2000
---------------------------     Financial Officer)
        James E. Collins

       /s/ DEVYANI PATEL*       Controller                               March 13, 2000
---------------------------
          Devyani Patel

           /s/ AMIR LEV*        Director                                 March 13, 2000
---------------------------
             Amir Lev

      /s/ ALLAN C. BARKAT*      Director                                 March 13, 2000
---------------------------
         Allan C. Barkat

         /s/ YAIR SAFRAI*       Director                                 March 13, 2000
---------------------------
            Yair Safrai

         /s/ YOSEPH SELA*       Director                                 March 13, 2000
---------------------------
           Yoseph Sela

      /s/ NAHUM SHARFMAN*       Director                                 March 13, 2000
---------------------------
         Nahum Sharfman

        /s/ THOMAS CAMP*        Director                                 March 13, 2000
---------------------------
           Thomas Camp

       /s/ RICHARD SORKIN*      Director                                 March 13, 2000
---------------------------
         Richard Sorkin

     /s/ JAMES E. COLLINS *    Individually and as                       March 13, 2000
---------------------------     Attorney-in-fact and
        James E. Collins           Authorized U.S. Representative


                                  COMMTOUCH SOFTWARE LTD.


                      SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 U.S. Dollars in thousands


                                 Balance at
                                    the          Charged to                    Balance at
                                beginning of      costs and                    end of the
                                 the period       expenses      Deductions       period
                                --------------   ------------   ------------   ------------
Year ended December 31, 1997:
 Bad debt  ..................        --              170            170             --
                                     ==              ====           ====           ====
Year ended December 31, 1998:
 Bad debt  ..................        --               --             --             --
                                     ==              ====           ====           ====
Year ended December 31, 1999:
 Bad debt  ..................        --              405             --            405
                                     ==              ====           ====           ====

                           [ERNST & YOUNG LETTERHEAD]



To: Board of Directors Commtouch Software LTD.

We have audited the consolidated financial statements of Commtouch Software LTD. as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated January 31, 2000 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.


In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                                /s/ KOST, FORER & GABBAY
                                          -------------------------------------
                                                    Kost, Forer & Gabbay
                                         A member of Ernst & Young International



Tel-Aviv, Israel
January 31, 2000


                                      S-2